AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

by and among

MITEK SYSTEMS, INC.
a Delaware corporation

and

MITEK ACQUISITION SUB, LLC
a Wyoming limited liability company

and

PARASCRIPT, LLC
a Wyoming limited liability company

and

PARASCRIPT MANAGEMENT, INC.,
a Wyoming corporation

as the Member Representative

Dated September 18, 2006

(i)

	3.16	Compliance with Legal Requirements; Governmental Authorizations	26
	3.17	Legal Proceedings; Orders	27
	3.18	Absence of Certain Changes and Events	28
	3.19	Contracts; No Defaults	29
	3.20	Insurance	31
	3.21	Employees	33
	3.22	Labor Disputes; Compliance	34
	3.23	Parascript Intellectual Property Assets	34
	3.24	Relationships With Related Persons	37
	3.25	Brokers or Finders	37
	3.26	The Parascript Data Room	37
	3.27	Disclosure	38
4.	REPRESENTATIONS AND WARRANTIES OF MERGER SUBSIDIARY		38
	4.1	Organization, Good Standing and Other Matters	38
	4.2	Authority	38
	4.3	No Conflict	38
5.	REPRESENTATIONS AND WARRANTIES OF MITEK		39
	5.1	Organization and Good Standing	39
	5.2	Enforceability; Authority; No Conflict	39
	5.3	Capitalization	40
	5.4	Financial Statements	41
	5.5	Books and Records	41
	5.6	Sufficiency of Assets	41
	5.7	Description of Leased Real Property	41
	5.8	Title to Assets; Encumbrances	42
	5.9	Condition of Assets	42
	5.10	Accounts Receivable	42
	5.11	Inventories	42
	5.12	No Undisclosed Liabilities	42
	5.13	Taxes	42
	5.14	No Material Adverse Change	44
	5.15	Employee Benefits	44
	5.16	Compliance with Legal Requirements; Governmental Authorizations	47

(ii)

	5.17	Legal Proceedings; Orders	49
	5.18	Absence of Certain Changes and Events	49
	5.19	Contracts; No Defaults	50
	5.20	Insurance	53
	5.21	Employees	54
	5.22	Labor Disputes; Compliance	54
	5.23	Mitek Intellectual Property Assets	55
	5.24	Relationships With Related Persons	58
	5.25	Brokers or Finders	58
	5.26	SEC Reports	58
	5.27	NASDAQ Listing	59
	5.28	The Mitek Data Room	59
	5.29	Disclosure	59
6.	COVENANTS OF PARASCRIPT PRIOR TO CLOSING		59
	6.1	Access and Investigation	59
	6.2	Operation of the Business of Parascript	60
	6.3	Negative Covenant	61
	6.4	Required Approvals	62
	6.5	Notification	62
	6.6	No Shopping	63
	6.7	Best Efforts	63
	6.8	Interim Financial Statements	63
	6.9	Payment of Liabilities	63
7.	ADDITIONAL AGREEMENTS		64
	7.1	Preparation of the Proxy Statement; Mitek Stockholders Meeting; Parascript Members Meeting	64
	7.2	Initial Disclosure Letter	65
	7.3	Supplemental Disclosure Letter	66
	7.4	Authorization of the Member Representative	66
	7.5	Tax Distributions	69
8.	COVENANTS OF MITEK PRIOR TO CLOSING		69
	8.1	Access and Investigation	69
	8.2	Operation of the Business of Mitek	70

(iii)

	8.3	Negative Covenants	71
	8.4	Required Approvals	73
	8.5	Notification	73
	8.6	No Shopping	73
	8.7	Best Efforts	74
	8.8	Payment of Liabilities	74
9.	CONDITIONS PRECEDENT TO MITEK’S OBLIGATION TO CLOSE		74
	9.1	Accuracy of Representations	74
	9.2	Parascript’s Performance	74
	9.3	Consents	74
	9.4	Additional Documents	74
	9.5	No Proceedings	75
	9.6	No Conflict	75
	9.7	Governmental Authorizations	75
	9.8	Silicon Valley Bank Loan	75
	9.9	Assignment of Assets, Liabilities and Contracts	75
	9.10	Financing	75
	9.11	Material Adverse Change	76
	9.12	Certificate Amendment	76
	9.13	Appointment to Audit Committee	76
	9.14	Affiliates	76
	9.15	[RESERVED]	76
	9.16	AIS License	76
10.	CONDITIONS PRECEDENT TO PARASCRIPT’S OBLIGATION TO CLOSE		76
	10.1	Accuracy of Representations	76
	10.2	Mitek’s Performance	76
	10.3	Consents and Release	76
	10.4	Additional Documents	77
	10.5	No Proceedings	77
	10.6	No Conflict	77
	10.7	Governmental Authorizations	77
	10.8	Employees	78
	10.9	Certificate Amendment	78

(iv)

	10.10	Financing	78
	10.11	Board Composition; Chief Executive Officer	78
	10.12	Name Change	78
	10.13	Material Adverse Change	78
	10.14	Registration Statement	78
	10.15	Appointment of Audit Committee	79
11.	TERMINATION		79
	11.1	Termination Events	79
	11.2	Effect Of Termination	80
	11.3	Fees, Expenses and Other Payments	80
	12.	POST-CLOSING COVENANTS OF PARTIES	81
	12.1	Reverse Stock Split	81
	12.2	NASDAQ Listing	81
	12.3	Governance and Management	81
	12.4	Change of Fiscal Year	81
13.	ADDITIONAL COVENANTS		81
	13.1	Employees and Employee Benefits	81
	13.2	Tax Matters	82
	13.3	[RESERVED.]	83
	13.4	[RESERVED.]	83
	13.5	[RESERVED.]	84
	13.6	[RESERVED.]	84
	13.7	Retention of and Access to Records	84
	13.8	Further Assurances	84
14.	INDEMNIFICATION; REMEDIES		84
	14.1	Survival	84
	14.2	Indemnification and Reimbursement of Mitek	84
	14.3	Decision to Seek Indemnification	85
	14.4	Limitations on Amount and Recovery	85
	14.5	Time Limitations	85
	14.6	Escrow	85
	14.7	Third-Party Claims	85
	14.8	Other Claims	87

(v)

	14.9	Waiver of Contribution and Indemnification	87
15.	CONFIDENTIALITY		87
	15.1	Definition of Confidential Information	87
	15.2	Restricted Use Of Confidential Information	88
	15.3	Exceptions	88
	15.4	Legal Proceedings	89
	15.5	Return or Destruction of Confidential Information	89
	15.6	Attorney-Client Privilege	89
16.	GENERAL PROVISIONS		90
	16.1	Expenses	90
	16.2	Public Announcements	90
	16.3	Notices	90
	16.4	Arbitration	91
	16.5	Enforcement of Agreement	92
	16.6	Waiver; Remedies Cumulative	93
	16.7	Entire Agreement and Modification	93
	16.8	Assignments, Successors and No Third-Party Rights	93
	16.9	Severability	93
	16.10	Construction	93
	16.11	Time of Essence	94
	16.12	Governing Law	94
	16.13	Execution of Agreement	94

EXHIBITS

Exhibit 2.6(c)(v)	Example of Merger Consideration
Exhibit 2.7(b)	Form of Transmittal Letter
Exhibit 2.10(a)(i)(A) to (D)	Agreement Regarding Certain Employees
Exhibit 2.10(a)(ii)	Noncompetition Agreements
Exhibit 2.10(a)(iii)	Escrow Agreement
Exhibit 2.10(a)(vi)	Services Agreement
Exhibit 2.10(a)(vii)	Voting Agreement
Exhibit 2.10(a)(viii)	Assumption Agreement
Exhibit 9.3	Parascript Consents
Exhibit 9.14	Affiliate Letters
Exhibit 10.3	Mitek Consents
Exhibit 10.11	Duties and Responsibilities

(vi)

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

This Amended and Restated Agreement and Plan of Merger (“Agreement”) is dated September 18, 2006, by and among Mitek Systems, Inc., a Delaware corporation (“Mitek”), Mitek Acquisition Sub, LLC, a Wyoming limited liability company (“Merger Subsidiary”), Parascript, LLC, a Wyoming limited liability company (“Parascript”), and Parascript Management, Inc., a Wyoming corporation (the “Member Representative”), solely in the role as the Member Representative. This Agreement amends, restates and replaces in its entirety that certain Asset Purchase Agreement dated July 13, 2006 by and between Mitek and Parascript (the “Original Agreement”).

RECITALS

WHEREAS, Mitek and Parascript entered into the Original Agreement providing for the sale of substantially all of the assets of Parascript to Mitek.

WHEREAS, Mitek and Parascript have mutually agreed to amend and restate such Original Agreement with this Agreement pursuant to which the acquisition of Parascript by Mitek be accomplished by the merger of Merger Subsidiary with and into Parascript, with Parascript being the surviving entity, in accordance with the Wyoming Limited Liability Company Act (the “WLLCA”).

AGREEMENT

The parties, intending to be legally bound, agree as follows:

1.     DEFINITIONS AND USAGE.

1.1 Definitions. For purposes of this Agreement, the following capitalized terms and variations thereof have the meanings specified or referred to in this Section 1.1:

“Accounts Receivable”--(a) all trade accounts receivable and other rights to payment from customers of such Person and the full benefit of all security for such accounts or rights to payment, including all trade accounts receivable representing amounts receivable in respect of goods shipped or products sold or services rendered to customers of such Person, (b) all other accounts or notes receivable of such Person and the full benefit of all security for such accounts or notes and (c) any claim, remedy or other right related to any of the foregoing.

“Acquisition Proposal”--means any offer, proposal, inquiry or indication of interest (other than an offer, proposal, inquiry or indication of interest by Mitek to Parascript) to enter into any transaction or series of transactions involving (a) any merger, consolidation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction in which Parascript is a constituent entity; or (b) other than in the Ordinary Course of Business, any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated net revenues, net income or assets of such Person.

“Affiliate Letters”--as defined in Section 9.14.

“AIS”--means Applied Intelligence Solutions LLC, a Colorado limited liability company.

“AIS Cash Contribution” -as defined in Section 2.6(c)(iii).

“AIS Holdings”--means AIS Holdings, LLC, a Colorado limited liability company.

“AIS Separation”--means the formation of AIS Holdings as a wholly owned subsidiary of Parascript, the contribution of the interests of AIS owned by Parascript to AIS Holdings, the transfer of those assets listed on Part 1.1 of Parascript’s Initial Disclosure Letter to AIS that are not already owned by AIS, the assumption of the Retained Liabilities by, and the AIS Cash Contribution to, AIS Holdings, the distribution of the interests of AIS Holdings to the Members, the establishment of all operational aspects of AIS and AIS Holdings, including employee benefits, payroll, insurance, assignment of contracts in the name of other entities but primarily performed by AIS, and similar matters.

“Ancillary Agreements”--shall mean, without limitation, any or all of the Mitek Agreements with Employees, the Noncompetition Agreement, the Assumption Agreement, the Escrow Agreement, Affiliate Letters and any other agreement mutually agreed upon in writing by Mitek and Parascript.

“Appurtenances”--all privileges, rights, easements, hereditaments and appurtenances belonging to or for the benefit of the Land, including all easements appurtenant to and for the benefit of any Land (a “Dominant Parcel”) for, and as the primary means of access between, the Dominant Parcel and a public way, or for any other use upon which lawful use of the Dominant Parcel for the purposes for which it is presently being used is dependent, and all rights existing in and to any streets, alleys, passages and other rights-of-way included thereon or adjacent thereto (before or after vacation thereof) and vaults beneath any such streets.

“Articles of Merger”--as defined in Section 2.2.

“Articles of Organization”--as defined in Section 2.4.

“Assumption Agreement”--as defined in Section 2.10(a)(viii).

“Balance Sheet”--as defined in Section 3.4.

“Best Efforts”--the efforts that a prudent Person desirous of achieving a result would use in similar circumstances to achieve that result as expeditiously as possible; provided, however, an obligation to use Best Efforts under this Agreement (except as that term is used in Section 7.1 and Section 12.2 of this Agreement) does not require a Person subject to that obligation to take actions that would result in a materially adverse change in the benefits to such Person of this Agreement and the Contemplated Transactions or require the incurring of material expense or liability to obtain such result.

“Breach”--any breach of, or any inaccuracy in, any representation or warranty or any breach of, or failure to perform or comply with, any covenant or obligation, in or of this Agreement or any other Contract, or any event which with the passing of time or the giving of notice, or both, would constitute such a breach, inaccuracy or failure.

“Bulk Sales Laws”--as defined in Section 6.9.

“Business Day”--any day other than (a) Saturday or Sunday or (b) any other day on which banks in California or Colorado are permitted or required to be closed.

“Certificate Amendment”--as defined in Section 7.1(e).

“Closing”--as defined in Section 2.9.

“Closing Date”--the date on which the Closing actually takes place.

“COBRA”--as defined in Section 3.15(f).

“Code”--means the Internal Revenue Code of 1986, as amended.

“Common Units”--means the Common Units of Parascript.

“Competing Transaction”--shall mean any of the following (other than the transactions contemplated by this Agreement) involving Mitek, Parascript, or any of their respective subsidiaries: (i) any merger, consolidation, share exchange, business combination or similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the assets of Mitek and its subsidiaries, taken as a whole, or Parascript and its subsidiaries, taken as a whole, (iii) any tender offer or exchange offer for 20% or more of the outstanding shares of capital stock of Mitek or 20% or more of the outstanding Units of Parascript or the filing of a registration statement under the Securities Act in connection therewith; (iv) any Person (other than stockholders or Members as of the date of this Agreement) having acquired beneficial ownership of, or any group (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) having been formed which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of the outstanding shares of capital stock of Mitek or 20% or more of the outstanding Units of Parascript; or (v) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

“Confidential Information”--as defined in Section 15.1.

“Consent”--any approval, consent, ratification, waiver or other authorization.

“Contemplated Transactions”--all of the transactions contemplated by this Agreement, including, but not limited to, the Merger, the Name Change, the Certificate Amendment, and the AIS Separation.

“Contract”--any agreement, contract, Lease, consensual obligation, promise or undertaking (whether written or oral and whether express or implied), that is legally binding.

“Damages”--as defined in Section 14.2.

“Disclosure Letter”--means the Initial Disclosure Letter as defined in Section 7.2 or the Supplemental Disclosure Letter as defined in Section 7.3 delivered by Parascript to Mitek or by Mitek to Parascript.

“Effective Time”--as defined in Section 2.2.

“Encumbrance”--any charge, claim, community or other marital property interest, condition, equitable interest, lien, option, pledge, security interest, mortgage, right of way, easement, encroachment, servitude, right of first option, right of first refusal or similar restriction, including any restriction on use, voting (in the case of any security or equity interest), transfer, receipt of income or exercise of any other attribute of ownership.

“ERISA”--the Employee Retirement Income Security Act of 1974.

“Escrow Agreement”--as defined in Section 2.10(a)(iii).

“Escrow Shares”--as defined in Section 2.6(b).

“Exchange Act”--the Securities Exchange Act of 1934.

“Expense Funds”--as defined in Section 7.4(b).

“Expenses”--shall mean those fees and expenses actually incurred by a party in connection with this Agreement and the transactions contemplated hereby, including fees and expenses of outside counsel, investment bankers, accountants, experts, consultants and other representatives.

“Facilities”--any real property, leasehold or other interest in real property currently operated by such Person, including the Tangible Personal Property used or operated by such Person.

“Final Parascript Tax Returns”--as defined in Section 13.2(b).

“GAAP”--generally accepted accounting principles for financial reporting in the United States, applied on a consistent basis in accordance with past practice.

“Governing Documents”--with respect to any particular entity, (a) if a corporation, the articles or certificate of incorporation and the bylaws; (b) if a general partnership, the partnership agreement and any statement of partnership; (c) if a limited partnership, the limited partnership agreement and the certificate of limited partnership; (d) if a limited liability company, the articles of organization and operating agreement; (e) if another type of Person, any other charter or similar document adopted or filed in connection with the creation, formation or organization of the Person; (f) all equityholders’ agreements, voting agreements, voting trust agreements, joint venture agreements, registration rights agreements or other agreements or documents relating to the organization, management or operation of any Person or relating to the rights, duties and obligations of the equityholders of any Person; and (g) any amendment or supplement to any of the foregoing.

“Governmental Authorization”--any Consent, license, registration or permit issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

“Governmental Body”--any:

(a) nation, state, county, city, town, borough, village, district or other jurisdiction;

(b) federal, state, local, municipal, foreign or other government;

(c) governmental or quasi-governmental authority of any nature (including any agency, branch, department, board, commission, court, tribunal or other entity exercising governmental or quasi-governmental powers); or

(d) multinational organization or body;

(e) body exercising, or entitled or purporting to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power, or

(f) official of any of the foregoing.

“Ground Lease”--any long-term lease of land in which most of the rights and benefits comprising ownership of the land and the improvements thereon or to be constructed thereon, if any, are transferred to the tenant for the term thereof.

“Ground Lease Property”--any land, improvements and Appurtenances subject to a Ground Lease in favor of such Person.

“Improvements”--all buildings, structures, fixtures and improvements located on the Land or included in Parascript’s assets, including those under construction.

“Indemnified Person”--as defined in Section 14.7.

“Indemnifying Person”--as defined in Section 14.7.

“IRS”--the United States Internal Revenue Service and, to the extent relevant, the United States Department of the Treasury.

“Knowledge”--an individual will be deemed to have Knowledge of a particular fact or other matter if that individual is actually aware of that fact or matter, or that individual would reasonably be expected to discover or otherwise become aware of that fact or matter in the course of conducting a reasonable investigation regarding the accuracy of any representation or warranty contained in this Agreement. For purposes of this Agreement, Knowledge of Parascript, Parascript’s Knowledge or Parascript has no Knowledge shall mean solely the Knowledge of Jeff Gilb and Alan Williamson, and the Knowledge of Mitek, Mitek’s Knowledge or Mitek has no Knowledge shall mean solely the Knowledge of James DeBello and Tesfaye Hailemichael.

“Land”--all parcels and tracts of land in which such Person has an ownership interest.

“Lease”--any Real Property Lease or any lease or rental agreement, license, right to use or installment and conditional sale agreement to which such Person is a party and any other Contract pertaining to the leasing or use of any Tangible Personal Property.

“Legal Requirement”--any applicable federal, state, local, municipal, foreign, international, multinational or other constitution, law, ordinance, principle of common law, code, regulation, statute or treaty, including, without limitation, any environmental law.

“Liability”--with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person, provided, however, in the case of Parascript, “Liabilities” shall not include the Retained Liabilities.

“Loan Agreement” --means the Amended and Restated Loan and Security Agreement between Parascript and Silicon Valley Bank, effective July 25, 2004.

“Manager”--means Parascript Management, Inc., the managing Member of Parascript.

“Material”--means a single event, violation, inaccuracy, circumstance, undertaking, occurrence or other matter which will result in Damages of at least Ten Thousand Dollars ($10,000) to Parascript or Mitek.

“Material Adverse Effect”--A single event, violation, inaccuracy, circumstance or other matter will be deemed to have a “Parascript Material Adverse Effect” on Parascript if such single event, violation, inaccuracy, circumstance or other matter had or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), capitalization, assets, liabilities, operations or results of operations of Parascript. A single event, violation, inaccuracy, circumstance or other matter will be deemed to have a “Mitek Material Adverse Effect” on Mitek if such single event, violation, inaccuracy, circumstance or other matter had or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), capitalization, assets, liabilities, operations or results of operations of Mitek. Notwithstanding the foregoing, no event, violation, inaccuracy, circumstance or other matter which arises out of general economic or industry conditions shall be considered in determining whether a Material Adverse Effect has occurred. For the purposes of this definition, a single event, violation, inaccuracy, circumstance or other matter would have a material adverse effect on such business, condition, capitalization, assets, liabilities, operations or results of operations of Parascript or Mitek if such single event, violation, inaccuracy, circumstance or other matter results in Damages of at least Ten Thousand Dollars ($10,000) to Parascript or Mitek, as applicable.

“Material Mitek Consent”--means any approval, consent, ratification, waiver or other authorization required by a Material Mitek Contract.

“Material Mitek Contract”--as defined in Section 5.19(a).

“Material Parascript Consent”--means any approval, consent, ratification, waiver or other authorization required by a Material Parascript Contract.

“Material Parascript Contract”--as defined in Section 3.19(a).

“Member” or “Members”--means a Person or the Persons defined as “Members” in Parascript’s Fourth Amended and Restated Operating Agreement, dated as of January 1, 2005 as may be amended or supplemented from time to time, including to add additional Persons as Members of Parascript.

“Member Advances”--means the advances on distributions made by Parascript to Members on or after January 1, 2006 and prior to the Closing Date.

“Member Representative”--as defined in the first paragraph of this Agreement.

“Merger”--as defined in Section 2.1.

“Merger Consideration”--as defined in Section 2.6(b).

“Merger Subsidiary”--as defined in the first paragraph of this Agreement.

“Mitek”--as defined in the first paragraph of this Agreement.

“Mitek 401(k) Plan”--as defined in Section 13.1(c).

“Mitek Agreements with Employees”--shall mean the employment agreements referred to in Section 2.7(a)(vi) and 2.7(b)(v).

“Mitek Cafeteria Plan”--as defined in Section 13.1(d).

“Mitek Common Stock”-- Mitek’s common stock, par value $0.01 per share.

“Mitek Copyrights”--as defined in Section 5.23(a)(iii)

“Mitek Data Room contains”--as defined in Section 5.28.

“Mitek Employee Plans”--as defined in Section 5.13(a).

“Mitek Group” --as defined in Section 6.1.

“Mitek Indemnified Persons”--as defined in Section 14.2.

“Mitek Interim Balance Sheet”--as defined in Section 5.4.

“Mitek Intellectual Property Assets”--as defined in Section 5.23.

“Mitek Marks”--as defined in Section 5.23(a)(i).

“Mitek Net Names”--as defined in Section 5.23(a)(vi).

“Mitek Patents”--as defined in Section 5.23(a)(ii).

“Mitek SEC Documents”--as defined in Section 5.26.

“Mitek Trade Secrets”--as defined in Section 5.23(a)(v).

“Name Change”--the change of the legal name of Mitek to Parascript, Inc. (also referred to herein as the “Mitek Name Change”).

“Options” shall mean an option to purchase a specified number of Preferred Units pursuant to a written Preferred Unit Option Agreement between Parascript and such option holder.

“Order”--any order, injunction, judgment, decree, ruling, assessment or arbitration award of any Governmental Body or arbitrator.

“Ordinary Course of Business”--an action taken by a Person will be deemed to have been taken in the Ordinary Course of Business only if that action is consistent in nature, scope and magnitude with the past practices of such Person and is taken in the ordinary course of the normal operations of such Person, including, in the case of Parascript, distributions of cash to its Members.

“Parascript”--as defined in the first paragraph of this Agreement.

“Parascript 401(k) Plan”--as defined in Section 13.1(c).

“Parascript Cafeteria Plan”--as defined in Section 13.1(d).

“Parascript Consent”--as defined in Section 9.3.

“Parascript Contract”--any Contract (a) under which Parascript has or may acquire any rights or benefits; (b) under which Parascript has or may become subject to any obligation or liability; or (c) by which Parascript or any of its assets is bound.

“Parascript Copyrights”--as defined in Section 3.23(a)(iii).

“Parascript Data Room contains”--as defined in Section 3.26.

“Parascript Employee Plans”--as defined in Section 3.15(a).

“Parascript Intellectual Property Assets”--as defined in Section 3.23.

“Parascript Interim Balance Sheet”--as defined in Section 3.4.

“Parascript Marks”--as defined in Section 3.23(a)(i).

“Parascript Net Names”--as defined in Section 3.23(a)(vi).

“Parascript Patents”--as defined in Section 3.23(a)(ii).

“Parascript Payments”--means (i) the aggregate amount of principal and interest owing to Silicon Valley Bank as of the Effective Time, (ii) the Expense Funds and (iii) an amount of cash determined by Parascript to be paid to and, as required by applicable law, withheld on behalf of, certain Persons who provide services to Parascript plus any amounts to be paid for Medicare and other Taxes payable by Merger Subsidiary and/or the Surviving Company to a Governmental Body as a result of such payments.

“Parascript Trade Secrets”--as defined in Section 3.23(a)(v).

“Part”--a part or section of the Disclosure Letter.

“Person”--an individual, partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture or other entity or a Governmental Body.

“Plan Year”--as defined in Section 13.1(d).

“Preferred Units”--means the Preferred Units of Parascript.

“Proceeding”--any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

“Proxy Statement”--as defined in Section 7.1.

“Real Property”--the Land and Improvements and all Appurtenances thereto and any Ground Lease Property.

“Real Property Lease”--any Ground Lease or Space Lease.

“Record”--information that is inscribed on a tangible medium or that is stored in an electronic or other medium and is retrievable in perceivable form.

“Related Person”--

With respect to a particular individual:

(g) each other member of such individual’s Family (as defined below);

(h) any Person that is directly or indirectly controlled by any one or more members of such individual’s Family;

(i) any Person in which members of such individual’s Family hold (individually or in the aggregate) a Material Interest (as defined below); and

(j) any Person with respect to which one or more members of such individual’s Family serves as a director, officer, partner, executor or trustee (or in a similar capacity).

With respect to a specified Person other than an individual:

(k) any Person that directly or indirectly controls, is directly or indirectly controlled by or is directly or indirectly under common control with such specified Person;

(l) any Person that holds a Material Interest in such specified Person;

(m) each Person that serves as a director, officer, partner, executor or trustee of such specified Person (or in a similar capacity);

(n) any Person in which such specified Person holds a Material Interest; and

(o) any Person with respect to which such specified Person serves as a general partner or a trustee (or in a similar capacity).

For purposes of this definition, (a)“control” (including “controlling,” “controlled by,” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise, and shall be construed as such term is used in the rules promulgated under the Securities Act; (b) the “Family” of an individual includes (i) the individual, (ii) the individual’s spouse, (iii) any other individual who is related to the individual or the individual’s spouse within the second degree and (iv) any other natural Person who resides with such individual; and (c)“Material Interest” means direct or indirect beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of voting securities or other voting interests representing at least ten percent (10%) of the outstanding voting power of a Person or equity securities or other equity interests representing at least ten percent (10%) of the outstanding equity securities or equity interests in a Person.

“Registration Statement”--as defined in Section 7.1.

“Representative”--with respect to a particular Person, any director, officer, manager, employee, agent, consultant, advisor, accountant, financial advisor, legal counsel or other representative of that Person.

“Retained Liabilities”--means the Liabilities listed on Part 2.4 of the Parascript Initial Disclosure Letter.

“Sarbanes-Oxley Act”--as defined in Section 5.26.

“SEC”--the United States Securities and Exchange Commission.

“Securities Act”--as defined in Section 3.3.

“Software”--all computer software and subsequent versions thereof, including source code, object, executable or binary code, objects, comments, screens, user interfaces, report formats, templates, menus, buttons and icons and all files, data, materials, manuals, design notes and other items and documentation related thereto or associated therewith.

“Space Lease”--any lease or rental agreement pertaining to the occupancy of any improved space on any Land.

“Subsidiary”--with respect to any Person (the “Owner”), any corporation or other Person of which securities or other interests having the power to elect a majority of that corporation’s or other Person’s board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred), are held by the Owner or one or more of its Subsidiaries.

“Surviving Company”--as defined in Section 2.1

“Tangible Personal Property”--all machinery, equipment, tools, furniture, office equipment, computer hardware, supplies, materials, vehicles and other items of tangible personal property of every kind owned or leased (wherever located and whether or not carried on Parascript’s books), together with any express or implied warranty by the manufacturers or sellers or lessors of any item or component part thereof and all maintenance records and other documents relating thereto.

“Tax”--any income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental, windfall profit, customs, vehicle, airplane, boat, vessel or other title or registration, capital stock, franchise, employees’ income withholding, foreign or domestic withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, value added, alternative, add-on minimum and other tax, fee, assessment, levy, tariff, charge or duty of any kind whatsoever and any interest, penalty, addition or additional amount thereon imposed, assessed or collected by or under the authority of any Governmental Body or payable under any tax-sharing agreement or any other Contract.

“Tax Return”--any return (including any information return), report, statement, schedule, notice, form, declaration, claim for refund or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

“Third Party”--a Person that is not a party to this Agreement.

“Third-Party Claim”--any claim against any Indemnified Person by a Third Party, whether or not involving a Proceeding.

“Unit” --a unit of ownership in Parascript.

“WARN Act”--as defined in Section 3.21(d).

“WLLCA”--as defined in the Recitals to this Agreement.

1.2    Usage.

(a)    Interpretation. In this Agreement, unless a clear contrary intention appears:

(i) the singular number includes the plural number and vice versa;

(ii) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually;

(iii) reference to any gender includes each other gender;

(iv) reference to any agreement, document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof;

(v) reference to any Legal Requirement means such Legal Requirement as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder, and reference to any section or other provision of any Legal Requirement means that provision of such Legal Requirement from time to time in effect and constituting the substantive amendment, modification, codification, replacement or reenactment of such section or other provision;

(vi) “hereunder,” “hereof,” “hereto,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Article, Section or other provision hereof;

(vii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding such term;

(viii) “or” is used in the inclusive sense of “and/or”;

(ix) with respect to the determination of any period of time, “from” means “from and including” and “to” means “to but excluding”; and

(x) references to documents, instruments or agreements shall be deemed to refer as well to all addenda, exhibits, schedules or amendments thereto.

(b)    Accounting Terms and Determinations. Unless otherwise specified herein, all accounting terms used herein shall be interpreted and all accounting determinations hereunder shall be made in accordance with GAAP.

(c)    Legal Representation of the Parties. This Agreement was negotiated by the parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation hereof.

2.     THE MERGER.

2.1    Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Subsidiary shall be merged with and into Parascript (the “Merger”) in accordance with the terms of, and subject to the conditions set forth in, this Agreement and the WLLCA. At the Effective Time, Parascript shall continue as the surviving limited liability company in the Merger (sometimes hereinafter referred to as the “Surviving Company”) and the separate limited liability company existence of Merger Subsidiary shall cease.

2.2    Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, Parascript, Mitek and Merger Subsidiary shall cause Articles of Merger meeting the requirements of the WLLCA (the “Articles of Merger”) to be properly executed and filed with the Secretary of State of the State of Wyoming in accordance with the terms and conditions of the WLLCA. The Merger shall become effective at the time of filing of the Articles of Merger with the Secretary of State of the State of Wyoming in accordance with the WLLCA or at such subsequent date and time as Mitek and Parascript shall agree and specify in the Articles of Merger (the “Effective Time”).

2.3     Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the WLLCA. Without limiting the generality of the foregoing and subject thereto, at the Effective Time all the property, rights, privileges and powers of Parascript and Merger Subsidiary shall vest in the Surviving Company, and, subject to the Assumption Agreement, all debts, liabilities and duties of Parascript and Merger Subsidiary shall attach to the Surviving Company.

2.4    Articles of Organization and LLC Agreement. From and after the Effective Time, (a) the articles of organization of Merger Subsidiary (the “Articles of Organization”) as in effect immediately prior to the Effective Time shall be the articles of organization of the Surviving Company, until duly amended in accordance with applicable Legal Requirements and (b) the operating agreement of Merger Subsidiary as in effect immediately prior to the Effective Time shall be the operating agreement of the Surviving Company until amended in accordance with its terms.

2.5    Managers and Officers. The manager and officers of Merger Subsidiary immediately prior to the Effective Time shall automatically become the manager and officers of the Surviving Company as of the Effective Time.

2.6    Conversion. At the Effective Time, by virtue of the Merger and without any action on the part of any party:

(a)    Each limited liability company interest of Merger Subsidiary issued and outstanding immediately prior to the Effective Time shall be converted into one limited liability company interest of Parascript, so that, after the Effective Time, Mitek shall be the holder of all of the issued and outstanding limited liability company interests of Parascript.

(b)    At the Effective Time, all of the Units collectively, by virtue of the Merger and without any action on the part of the holders thereof, shall be converted into the right to receive (collectively, the “Merger Consideration”):

(i) Eighty Million Dollars ($80,000,000) in cash; plus

(ii) Fifty-one Million, Eight Hundred Sixty-nine Thousand, Four Hundred Fifty-eight (51,869,458) shares of Mitek Common Stock.

(c)    The Merger Consideration shall be payable by Mitek, in amounts represented by Parascript to be correct, as follows:

(i) the Parascript Payments to the Persons entitled to receive the Parascript Payments, to the extent not paid by Parascript prior to the Closing; provided, however, that Merger Subsidiary and/or the Surviving Company may withhold and pay to any appropriate Governmental Body any amounts from such Parascript Payments required to be so withheld and paid for applicable Taxes or applicable law;

(ii) delivery of a number of shares to the escrow agent pursuant to the Escrow Agreement, which number shall be determined by dividing (i) Four Million Dollars ($4,000,000) by (ii) the average for the ten (10) Business Days prior to the Closing of the daily final closing price as reported on the OTC Bulletin Board or the daily final closing price on any other exchange upon which the Escrow Shares are listed. The Escrow Shares shall be titled in the name of the escrow agent under the Escrow Agreement and shall be subject to the terms and conditions of the Escrow Agreement, but shall be treated as owned by the Member Representative for purposes of voting and by the Members for purposes of the receipt of dividends, and as owned by Mitek for tax purposes, all subject to the terms of the Escrow Agreement;

(iii) an amount of cash determined by Parascript, but which amount shall not be less than $2,000,000, to be paid, on behalf of the holders of Units as a contribution to capital, to AIS Holdings (the “AIS Cash Contribution”); and

(iv) the balance of the Merger Consideration shall be delivered by Mitek, in amounts represented by Parascript to be correct, to the Members as follows:

(A) first, to the Members holding Preferred Units and Persons holding Options, an aggregate amount of cash equal to Forty-Four Million Four Hundred Fifteen Thousand Dollars ($44,415,000) on an equal per-Preferred Unit basis, which shall include as Preferred Units the number of Preferred Units subject to the Options; and

(B) second, to the Members holding Preferred Units, Persons holding Options and Members holding Common Units, the remainder of the Merger Consideration on an equal per-Unit basis, which will include as Units the number of Preferred Units subject to an Option; provided, that, the amount of Merger Consideration payable under either Section 2.6(c)(iv)(A) or under this Section 2.6(c)(iv)(B), without duplication, in cash to any Member or Option holder shall be:

a. reduced by the amount of any Member Advance paid to such Member, provided, that any reduction in the Merger Consideration for payment of Member Advances pursuant to this subparagraph will constitute full satisfaction of the obligation of such Member to repay any Member Advances; and

b. increased by such Member’s and Option holder’s pro rata portion (based upon the number of Preferred Units, Preferred Units subject to an Option and Common Units owned by such Member) of the aggregate amount of the Member Advances.

(v) The provisions of this Section 2.6(c) are illustrated in Exhibit 2.6(c)(v).

(d)    At and as of the Effective Time, the holders of Units at the Effective Time shall cease to have any rights as members of Parascript, except the right to receive Merger Consideration in accordance with Article II hereof and such rights, if any, as they may have pursuant to Wyoming law. Except as provided above, until an executed letter of transmittal is submitted by a holder of Units, each such Unit shall, after the Effective Time, represent for all purposes only the right to receive the Merger Consideration as reduced above.

2.7   Exchange of Units.

(a)    After the Effective Time, each Member and Option holder shall be entitled, upon surrender of the letter of transmittal described in Section 2.7(b), to receive such Member’s and Option holder’s portion of the Merger Consideration from Mitek through such reasonable procedures as Mitek may adopt (including but not limited to those set forth in this Agreement).

(b)    Promptly after the Effective Time and no later than 10 Business Days after the Effective Time, Mitek shall deliver to each Member and each Option holder (i) a letter of transmittal in substantially the form set forth in Exhibit 2.7(b) or such other form as agreed to by the parties, and completed in a manner approved by Parascript, and (ii) instructions for use in effecting the surrender of the letter of transmittal in exchange for such Member’s or Option holder’s portion of the Merger Consideration, which instructions shall be approved by Mitek and Parascript. Promptly after receipt of such letter of transmittal by a Member or Option holder, such Member or Option holder shall surrender to Mitek an executed letter of transmittal. Upon surrender by a Member or Option holder of the executed letter of transmittal and after the Effective Time, such Member or Option holder shall be entitled to receive in exchange therefor such Member’s or Option holder’s portion of the Merger Consideration provided for above. No interest shall accrue or be payable with respect to any Merger Consideration which any person shall be so entitled to receive.

(c)    Prior to the Effective Time, the Board of Directors of Mitek shall reserve for issuance a sufficient number of shares of Mitek Common Stock for the purpose of issuing its shares to the Members and Option holders in accordance herewith.

2.8    Closing of Transfer Books. From and after the Effective Time, the transfer books of Parascript shall be closed and no transfer of Units shall thereafter be made. From and after the Effective Time, the holders of certificates evidencing ownership of Units and Persons holding an Option shall cease to have any rights with respect to such Units or Options, except as otherwise provided for in this Agreement or by applicable Legal Requirements.

2.9    Closing. The Merger will take place at the offices of Duane Morris LLP at 101 West Broadway, Suite 900, San Diego, CA 92101, commencing at 10:00 a.m. (local time) on the date that is two (2) Business Days following the waiver or satisfaction of each of the Closing obligations set forth in Section 9 and 10 (the “Closing”), unless Mitek and Parascript otherwise agree. Subject to the provisions of Article 10.14, failure to consummate the purchase and sale provided for in this Agreement on the date and time and at the place determined pursuant to this Section 2.9 will not result in the termination of this Agreement and will not relieve any party of any obligation under this Agreement. In such a situation, the Closing will occur as soon as practicable, subject to Article 10.14.

2.10    Closing Obligations. In addition to any other documents to be delivered under other provisions of this Agreement, at the Closing:

(a)    Parascript shall deliver to Mitek:

(i) the agreement attached hereto as Exhibit 2.10(a)(i)(A) and (B), executed on the date hereof but effective only as of the Closing Date, by Jeff Gilb and Alexander Filatov, respectively, and Mitek;

(ii) noncompetition agreements in the form of Exhibit 2.10(a)(ii), executed by the Persons identified on Exhibit 2.10(a)(ii) (the “Noncompetition Agreements”);

(iii) an escrow agreement substantially in the form of Exhibit 2.10(a)(iii), executed by Parascript and the escrow agent (the “Escrow Agreement”);

(iv) a certificate executed by Parascript as to the accuracy of its representations and warranties as of the date of this Agreement and as of the Closing in accordance with Section 9.1 and as to its compliance with and performance in all material respects of its covenants and obligations to be performed or complied with at or before the Closing in accordance with Section 9.2;

(v) a certificate of the Secretary of Parascript certifying, as complete and accurate as of the Closing and attaching all requisite resolutions or actions of Parascript’s Members or shareholders approving (A) the execution and delivery of this Agreement and the consummation of the Contemplated Transactions, and (B) the incumbency and signatures of the officers of Parascript executing this Agreement and any other document relating to the Contemplated Transactions;

(vi) a Services Agreement between AIS and Mitek substantially in the form attached hereto as Exhibit 2.10(a)(vi) (the “Services Agreement”) whereby Mitek will provide certain business support services to AIS;

(vii) a Voting Agreement executed by the Katz Family Limited Partnership, the Pearlman Family Limited Partnership and the Pachikov Limited Partnership and effective as of the date hereof in the form attached hereto as Exhibit 2.10(a)(vii) (the “Voting Agreement”); and

(viii) evidence of AIS Holdings undertaking and assumption of the Retained Liabilities (the “Assumption Agreement”) in the form attached hereto as Exhibit 2.10(a)(viii), executed by Parascript and AIS Holdings.

(b)    Mitek shall deliver to Parascript:

(i) the Merger Consideration in accordance with Section 2.6(c);

(ii) the Escrow Agreement executed by Mitek and the escrow agent, together with the delivery of the Escrow Shares to the escrow agent and established pursuant to the Escrow Agreement thereunder (the “Escrow Account”);

(iii) the employment agreements attached hereto as Exhibit 2.10(a)(i)(C) and (D) executed on the date hereof but effective only as of the Closing Date by James DeBello and Tesfaye Hailemichael, respectively, and by Mitek;

(iv) to Parascript a certificate executed by Mitek as to the accuracy of Mitek’s representations and warranties as of the date of this Agreement and as of the Closing in accordance with Section 10.1 and as to its compliance with and performance of Mitek’s covenants and obligations to be performed or complied with at or before the Closing in accordance with Section 10.2;

(v) to Parascript a certificate of the Secretary of Mitek certifying, as complete and accurate as of the Closing, and attaching all requisite resolutions or actions of Mitek’s board of directors and stockholders, as applicable, approving (A) the execution and delivery of this Agreement and the consummation of the Contemplated Transactions, (B) the Mitek Name Change, (C) the incumbency and signatures of the officers of Mitek executing this Agreement and any other document relating to the Contemplated Transactions and (D) accompanied by the requisite documents for amending the relevant Governing Documents of Mitek required to effect the Mitek Name Change in form sufficient for filing with the appropriate Governmental Body; and

(vi) the Services Agreement signed by Mitek.

3.     REPRESENTATIONS AND WARRANTIES OF PARASCRIPT. Subject to disclosures and information contained in the Parascript Disclosure Letter, Parascript represents and warrants to Mitek as follows:

3.1    Organization and Good Standing.

(a)    The Parascript Data Room contains a list of Parascript’s jurisdiction of organization and any other jurisdictions in which it is qualified to do business as a foreign limited liability company. Parascript is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Wyoming, with full limited liability company or corporate power and authority to conduct its business as it is now being conducted, to own or use the properties and assets that it purports to own or use, and to perform all its obligations under the Parascript Contracts. Parascript is duly qualified to do business as a foreign limited liability company and is in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification except where the failure to so qualify would not have a Parascript Material Adverse Effect.

(b)    The Parascript Data Room contains copies of the Governing Documents of Parascript, as currently in effect. Except as disclosed in Part 3.1(b), Parascript has no Subsidiary and does not own any shares of capital stock or other securities of any other Person.

3.2    Enforceability; Authority; No Conflict.

(a)    This Agreement constitutes the legal, valid and binding obligation of Parascript, enforceable against Parascript in accordance with its terms. Upon the execution and delivery by Parascript of the Escrow Agreement, and each other agreement to be executed or delivered by Parascript at the Closing (collectively, the “Parascript’s Closing Documents”), each of Parascript’s Closing Documents will constitute the legal, valid and binding obligation of Parascript, enforceable against Parascript in accordance with its terms. Parascript has the absolute and unrestricted right, power and authority to execute and deliver this Agreement and Parascript’s Closing Documents and to perform its obligations under this Agreement and Parascript’s Closing Documents, and such action has been duly authorized by all necessary action by Parascript’s Members and Manager.

(b)    Except as set forth in Part 3.2(b), neither the execution and delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time):

(i) Breach any provision of any of the Governing Documents of Parascript or any resolution adopted by the Manager or the Members of Parascript;

(ii) Breach or give any Governmental Body or other Person the right to challenge any of the Contemplated Transactions, or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which each Parascript, or any of its assets, may be subject, except where such Breach or challenge would not have a Parascript Material Adverse Effect;

(iii) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Parascript or that otherwise relates to the assets or the business of Parascript, except where such contravention, conflict, violation, revocation, withdrawal, suspension, cancellation, termination or modification would not have a Parascript Material Adverse Effect;

(iv) Breach any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or payment under, or to cancel, terminate or modify, any Material Parascript Contract;

(v) result in the imposition or creation of any material Encumbrance upon or with respect to any of Parascript’s assets; or

(c)    Except as set forth in Part 3.2(c), Parascript is not required to give any notice to or obtain any Material Parascript Consent in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

3.3    Capitalization. The authorized equity securities of Parascript consist of 14,000,000 Units, consisting of 4,000,000 Common Units and 10,000,000 Preferred Units, of which 205,000 Common Units, 9,804,653 Preferred Units, and 42,071 options to buy Preferred Units (the “Parascript Options”) are issued and outstanding on the date hereof. Other than for the Parascript Options, there are no Contracts relating to the issuance, sale or transfer of any equity securities or other securities of Parascript. None of the outstanding equity securities of Parascript was issued in violation of the Securities Act of 1933, as amended (the “Securities Act”), or any other Legal Requirement.

3.4    Financial Statements. The Parascript Data Room contains copies of: (a) audited balance sheets of Parascript as of December 31 in each of the fiscal years 2003 and 2004, and the related audited statements of income, changes in Members’ equity and cash flows for each of the fiscal years then ended, including in each case the notes thereto together with the report thereon of Mayer Hoffman McCann PC, independent certified public accountants; and (b) an unaudited balance sheet of Parascript as of March 31, 2006, (the “Parascript Interim Balance Sheet”) and the related unaudited statements of income, changes in Members’ equity, and cash flows for the three (3) months then ended (collectively, the “Parascript Financial Statements”) and will contain, as soon as practicable after completion thereof, an audited balance sheet of Parascript as of December 31, 2005 (including the notes thereto, the “Parascript Balance Sheet”), and the related audited statements of income, Members’ equity and cash flows for the fiscal year then ended, including in each case the notes thereto, together with the report thereon of Anton Collins Mitchell LLP, independent certified public accountants. The Parascript Financial Statements fairly present in all material respects (and the financial statements delivered pursuant to Section 6.8 will fairly present in all material respects) the financial condition and the results of operations, changes in Members’ equity and cash flows of Parascript as at the respective dates of and for the periods referred to in the Parascript Financial Statements, all in accordance with GAAP in all material respects. The Parascript Financial Statements reflect and the financial statements delivered pursuant to Section 6.8 will reflect, the consistent application of such accounting principles throughout the periods involved, except as disclosed in the notes to such financial statements. The Parascript Financial Statements have been prepared from and are in accordance with the accounting Records of Parascript. The Parascript Data Room contains copies of all letters from Parascript’s auditors to Parascript’s Manager during the thirty-six (36) months preceding the execution of this Agreement, together with copies of all responses thereto.

3.5    Books and Records. The books of account and other financial Records of Parascript, all of which have been made available to Mitek, are complete and correct in all material respects and represent actual, bona fide transactions and have been maintained in accordance with sound business practices, including the maintenance of an adequate system of internal controls. The minute books or equivalent records of Parascript, all of which have been made available to Mitek, contain accurate and complete Records of all properly called meetings of, or actions taken by, the Members, the Manager and committees of Parascript, and no properly called meeting of any such Members, Manager or committee has been held for which minutes or equivalent records have not been prepared or are not contained in such minute books or equivalent records.

3.6    Sufficiency of Assets. Except as set forth in Part 3.6, the assets owned, leased or licensed by Parascript constitute all of the material assets, tangible and intangible, of any nature whatsoever, that are, to Parascript’s Knowledge, necessary to operate Parascript’s business in the manner presently operated by Parascript.

3.7    Description of Leased Real Property. Part 3.7 contains the correct street address of all real property leased by Parascript and an accurate description by location of the name of lessor, the date of lease, a brief description of any rights to renew or extend the term and the term expiration date of all such real property leases, including any amendments thereof or options to renew thereon.

3.8    Title to Assets; Encumbrances. Parascript owns good and transferable title to all of the assets purported to be owned by Parascript, subject to all Liabilities and Encumbrances thereon, except where failure to own such title would not have a material adverse effect on Parascript.

3.9    Condition of Assets.

(a)    Parascript owns no Real Property. Use of the Real Property leased by Parascript for the various purposes for which it is presently being used by Parascript is permitted by the terms of the lease agreement related and, to Parascript’s Knowledge, all Legal Requirements pertaining thereto.

(b)    The Tangible Personal Property owned by Parascript taken as a whole is in good repair and good operating condition, ordinary wear and tear excepted and, to the Knowledge of Parascript, is suitable for immediate use by Mitek in its Ordinary Course of Business. To the Knowledge of Parascript, no item of material Tangible Personal Property owned by Parascript is in need of repair or replacement other than as part of routine maintenance in the Ordinary Course of Business of Parascript.

3.10    Accounts Receivable. All Accounts Receivable that are reflected on the Balance Sheet or the Parascript Interim Balance Sheet or on the accounting Records of Parascript as of the Closing Date represent or will represent valid obligations arising from sales actually made or services actually performed by Parascript in Parascript’s Ordinary Course of Business. Except as set forth on Part 3.10 and to the extent paid prior to the Closing Date, such Accounts Receivable of Parascript are or will be as of the Closing Date current net of the respective reserves shown on the Parascript Balance Sheet or the Parascript Interim Balance Sheet (which reserves are calculated consistent with past practice). There is no contest, claim, defense or right of setoff, under any Parascript Contract with any account debtor of an Account Receivable of Parascript relating to the amount or validity of such Account Receivable. The Parascript Data Room contains a listing and aging of all Accounts Receivable as of the date of the Parascript Interim Balance Sheet.

3.11    Inventories. Other than immaterial quantities of Parascript’s products held for sale in CD-ROM form, Parascript has no inventories as that term is used in GAAP.

3.12    No Undisclosed Liabilities. Except as set forth in Part 3.12, to the Knowledge of Parascript, Parascript has no Liabilities except for Liabilities reflected or reserved against in the Parascript Balance Sheet or the Parascript Interim Balance Sheet and current Liabilities incurred in the Ordinary Course of Business of Parascript since the date of the Parascript Interim Balance Sheet.

3.13    Taxes.

(a)    Tax Returns Filed and Taxes Paid. Parascript is a partnership for federal income tax purposes and has not elected to be treated as other than a partnership for such purposes. Parascript has filed or caused to be filed on a timely basis all Tax Returns and all reports with respect to Taxes that are or were required to be filed by Parascript pursuant to applicable Legal Requirements, except where the failure to so file would not have a Parascript Material Adverse Effect. Except as set forth in Part 3.13(a), all Tax Returns and reports filed by Parascript are true, correct and complete in all material respects. Parascript has paid, or made provision for the payment of, all material Taxes that have or may have become due for all periods covered by the Tax Returns or otherwise, or pursuant to any assessment received by Parascript, except such Taxes, if any, as are being contested in good faith. Except as provided in Part 3.13(a), Parascript currently is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made or is expected to be made by any Governmental Body in a jurisdiction where Parascript does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Encumbrances on any of Parascript’s assets that arose in connection with any failure (or alleged failure) to pay any Tax and Parascript has no Knowledge of any basis for assertion of any claims attributable to Taxes which, if adversely determined, would result in any such Encumbrance except as provided in Part 3.13(a).

(b)    Delivery of Tax Returns and Information Regarding Audits and Potential Audits. The Parascript Data Room contains copies and a list of all of Parascript’s Tax Returns filed since January 1, 2003. The federal and state income or franchise Tax Returns of Parascript have been audited by the IRS or relevant state tax authorities or are closed by the applicable statute of limitations for all taxable years through January 1, 2003. The Parascript Data Room contains a list of all Tax Returns of Parascript that have been audited after January 1, 2003 or are currently under audit and accurately describes any deficiencies or other amounts that were paid or are currently being contested. No undisclosed deficiencies are expected to be asserted with respect to any such audit. All deficiencies proposed as a result of such audits have been paid, reserved against, settled or are being contested in good faith by appropriate proceedings as described in Part 3.13(b). The Parascript Data Room contains copies of any examination reports, statements or deficiencies or similar items with respect to such audits. Except as provided in Part 3.13(b), to the Knowledge of Parascript, no Governmental Body is likely to assess any additional taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Taxes of Parascript claimed or raised by any Governmental Body in writing. Parascript has not extended the applicable statute of limitations on any Tax Return. Except as described in Part 3.13(b), Parascript has not given or been requested to give waivers or extensions (or is or would be subject to a waiver or extension given by any other Person) of any statute of limitations relating to the payment of Taxes of Parascript or for which Parascript may be liable.

(c)    Specific Potential Tax Liabilities and Tax Situations.

(i) Withholding. Except as provided in Part 3.13(c)(i), to Parascript’s Knowledge, all Taxes that Parascript is or was required by Legal Requirements to withhold, deduct or collect have been duly withheld, deducted and collected and, to the extent required, have been paid to the proper Governmental Body or other Person except where the failure to do so would not have a material adverse effect on Parascript.

(ii) Tax Sharing or Similar Agreements. There is no tax sharing agreement, tax allocation agreement, tax indemnity obligation or similar written or unwritten agreement, arrangement, understanding or practice with respect to Taxes (including any advance pricing agreement, closing agreement or other arrangement relating to Taxes) that will require any payment by Parascript.

(iii) Substantial Understatement Penalty. Parascript has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662, except where the failure to do so would not have a Parascript Material Adverse Effect.

(d)    Proper Accrual. The charges, accruals and reserves with respect to Taxes on the Records of Parascript are adequate (determined in accordance with GAAP) and are at least equal to Parascript’s liability for Taxes. There exists no proposed tax assessment or deficiency against Parascript except as disclosed in the Parascript Interim Balance Sheet or in Part 5.11(d).

3.14    No Material Adverse Change. To the Knowledge of Parascript, since the date of the Parascript Balance Sheet, there has not been any material adverse change in the business, operations, assets, results of operations or condition (financial or other) of Parascript, and no event has occurred or circumstance exists within the control of Parascript that would result in such a material adverse change.

3.15    Employee Benefits. For the purposes of this Section 3.15 a reference to Parascript will also include Manager, as appropriate.

(a)    The Parascript Data Room contains a list of all of Parascript’s “employee benefit plans” as defined by Section 3(3) of ERISA, all specified fringe benefit plans as defined in Section 6039D of the Code, and all other bonus, incentive-compensation, deferred-compensation, profit-sharing, stock-option, stock-appreciation-right, stock-bonus, stock-purchase, employee-stock-ownership, savings, severance, change-in-control, supplemental-unemployment, layoff, salary-continuation, retirement, pension, health, life-insurance, disability, accident, group-insurance, vacation, holiday, sick-leave, fringe-benefit or welfare plan, and any other employee compensation or benefit plan, agreement, policy, practice, commitment, contract or understanding (whether qualified or nonqualified, subject to ERISA or not, defined under Section 3(3) of ERISA or not, currently effective or terminated, written or unwritten) and any trust, escrow or other agreement related thereto that (i) is maintained or contributed to by Parascript or any other corporation, entity or trade or business controlled by, controlling or under common control with Parascript (within the meaning of Section 414 of the Code or Section 4001(a)(14) or 4001(b) of ERISA) (“ERISA Affiliate”) or has been maintained or contributed to in the last six (6) years by Parascript or any ERISA Affiliate, or that Parascript or any ERISA Affiliate has committed to implement, establish, adopt or contribute to in the future (other than Parascript Employee Plans implemented or established pursuant to this Agreement) or with respect to which Parascript or any ERISA Affiliate has or may have any liability, and (ii) provides benefits, or describes policies or procedures applicable to any current or former director, officer, employee or service provider of Parascript or any ERISA Affiliate, or the dependents of any thereof, regardless of how (or whether) liabilities for the provision of benefits are accrued or assets are acquired or dedicated with respect to the funding thereof (collectively the “Parascript Employee Plans”). Such list identifies as such any Parascript Employee Plan that is a plan intended to meet the requirements of Section 401(a) of the Code. Such list also sets forth a complete and correct list of all ERISA Affiliates of Parascript during the last six (6) years.

(b)    Except as disclosed in Part 3.15(b), neither Parascript nor its ERISA Affiliates are or have ever maintained or been obligated to contribute to a multiple employer plan (as defined in Section 413(c) of the Code), a multiemployer plan (as defined in Section 3(37) of ERISA), a defined benefit pension plan (as defined in Section 3(35) of ERISA) subject to Title IV of ERISA, a Benefit Plan subject to the minimum funding standards under Section 302 of ERISA or Section 412 of the Code, a Benefit Plan that owns employer stock or a Benefit Plan that is funded, in whole or in part, through a voluntary employees’ beneficiary association exempt from Tax under Section 501(c)(9) of the Code.

(c)    The Parascript Data Room contains copies of (i) the documents comprising each Parascript Employee Plan (or, with respect to any Parascript Employee Plan which is unwritten, a detailed written description of eligibility, participation, benefits, funding arrangements, assets and any other matters which relate to the obligations of Parascript or any ERISA Affiliate); (ii) all trust agreements, insurance contracts or any other funding instruments related to the Parascript Employee Plans; (iii) all rulings, determination letters, no-action letters or advisory opinions from the IRS, the U.S. Department of Labor or any other Governmental Body that pertain to each Parascript Employee Plan and any open requests therefor; (iv) the most recent financial reports (audited and/or unaudited) and the annual reports filed with any Government Body with respect to the Parascript Employee Plans during the current year and each of the three preceding years; (v) all contracts with third-party administrators, investment managers, consultants and other independent contractors that relate to any Parascript Employee Plan, and (vi) all summary plan descriptions, summaries of material modifications and memoranda, employee handbooks and other written communications regarding the Parascript Employee Plans.

(d)    Except as disclosed in Part 3.15(d), full payment has been made of all amounts that are required under the terms of each Parascript Employee Plan to be paid as contributions with respect to all periods prior to and including the last day of the most recent fiscal year of such Parascript Employee Plan ended on or before the date of this Agreement and all periods thereafter prior to the Closing Date. Parascript has paid in full all required insurance premiums, subject only to normal retrospective adjustments in the ordinary course, with regard to the Parascript Employee Plans for all policy years or other applicable policy periods ending on or before the Closing Date.

(e)    Neither Parascript nor any ERISA Affiliate has any liability and no facts or circumstances exist that would give rise to any liability (either directly or as a result of indemnification), and the Contemplated Transactions will not result in any liability, (i) for any excise tax imposed by Section 4971 through Section 4980B, Section 4999, Section 5000 or any other Section of the Code, (ii) any penalty under Section 502(i), Section 502(l), Part 6 of Title I or any other provision of ERISA, (iii) any excise taxes, penalties, damages or equitable relief as a result of any prohibited transaction, breach of fiduciary duty or other violation under ERISA, the Code or any other applicable law. No Parascript Employee Plan has been completely or partially terminated.

(f)    Parascript has, at all times, complied, and currently complies, in all material respects with the applicable continuation requirements for its welfare benefit plans, including (i) Section 4980B of the Code (as well as its predecessor provision, Section 162(k) of the Code) and Sections 601 through 608, inclusive, of ERISA, and any similar state law, which provisions are hereinafter referred to collectively as “COBRA” and (ii) any applicable state statutes mandating health insurance continuation coverage for employees.

(g)    Except as provided in Part 3.15(g), the form of all Parascript Employee Plans is in material compliance with the applicable terms of ERISA, the Code, and any other applicable laws, including the Americans with Disabilities Act of 1990, the Family Medical Leave Act of 1993 and the Health Insurance Portability and Accountability Act of 1996, and such plans have been operated in material compliance with such laws and the written Parascript Employee Plan documents. Neither Parascript nor any fiduciary of any Parascript Employee Plan has committed a material violation of the requirements of Section 404 of ERISA. Each Parascript Employee Plan has been maintained, operated, and administered in material compliance with its terms and any related documents or agreements and the applicable provisions of ERISA, the Code and any other applicable laws, including, but not limited to, rules and regulations promulgated by the Department of Labor, the PBGC and the Department of Treasury. All required reports and descriptions of the Parascript Employee Plans (including Internal Revenue Service Form 5500 Annual Reports, Summary Annual Reports and Summary Plan Descriptions and Summaries of Material Modifications) have been (when required) timely filed with the IRS, the U.S. Department of Labor or other Governmental Body and distributed as required, and all notices required by ERISA or the Code or any other Legal Requirement with respect to the Parascript Employee Plans have been appropriately given. No Parascript Employee Plan is presently under audit or examination (nor has notice been received of a potential audit or examination) by the IRS, the U.S. Department of Labor or any other Governmental Body, and no matters are pending with respect to a Parascript Employee Plan under the IRS Voluntary Correction Program, Audit Closing Agreement Program, or other similar programs.

(h)    Each Parascript Employee Plan that is intended to be qualified under Section 401(a) of the Code is either a prototype plan entitled to rely on the opinion letter issued by the IRS as to the qualified status of such Parascript Employee Plan under Section 401(a) of the Code to the extent provided in Revenue Procedure 2005-16 or has received a favorable determination letter from the IRS, and, to the Knowledge of Parascript, no circumstances exist that will result in a Parascript Material Adverse Effect as a result of such reliance or would result in revocation of any such favorable determination letter. Each trust created under any Parascript Employee Plan has been determined to be exempt from taxation under Section 501(a) of the Code, and Parascript is not aware of any circumstance that will or would result in a revocation of such exemption. With respect to each Parascript Employee Plan, to the Knowledge of Parascript, no event has occurred or condition exists that will or would give rise to a loss of any intended material tax consequence or to any material Tax under Section 511 of the Code.

(i)    Any Parascript Employee Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code): (A) has been operated since January 1, 2005 in good faith compliance in all material respects with Section 409A of the Code, IRS Notice 2005-1, and the proposed regulations under Section 409A of the Code; (B) has not been materially modified (as determined under the proposed regulations) after October 3, 2004, if it was in effect prior to January 1, 2005; (C) has not participated in a transaction that would be treated by Section 409A(b) of the Code as a transfer of property for purposes of Section 83 of the Code; and (D) does not have a stock option, equity unit option, or stock appreciation right granted under the Parascript Employee Plan with an exercise price or measurement floor that has been or may be less than the fair market value of the underlying stock or equity units (as the case may be) as of the date such option or stock appreciation right was granted or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or stock appreciation right.

(j)    There is no material pending or, to Parascript’s Knowledge, threatened, Proceeding (other than routine claims for benefits in Parascript’s Ordinary Course of Business) relating to any Parascript Employee Plan, nor is there any basis for any such Proceeding.

(k)    Parascript has maintained workers’ compensation coverage as required by applicable state law through purchase of insurance and not by self-insurance or otherwise except as disclosed to Mitek on Part 3.15(k).

(l)    Except as required by Legal Requirements, the consummation of the Contemplated Transactions will not (i) entitle any current or former employee of Parascript to severance pay, unemployment compensation or any other payment, benefit or award or (ii) accelerate the time of vesting or the time of payment, or increase the amount, of compensation due to any director, employee, officer, former employee or former officer of Parascript. There are no contracts or arrangements providing for payments that could subject any person to liability for tax under Section 4999 of the Code. No contribution, premium payment or other payment has been or will be made in support of any Parascript Employee Plan that is in excess of the allowable deduction for federal income Tax purposes for the year with respect to which the contribution was made or will be made (whether under Section 162, Section 280G, Section 404, Section 419, Section 419A of the Code or otherwise).

(m)    Except for the continuation coverage requirements of COBRA or death benefits under the Parascript Employee Plans, Parascript has no obligations or potential liability for benefits to employees, former employees or their respective dependents following termination of employment or retirement under any of the Parascript Employee Plans that are Employee Welfare Benefit Plans (as defined in Section 3(1) of ERISA).

(n)    Except as necessary to implement the Contemplated Transaction, including the AIS Separation, none of the Contemplated Transactions will result in an amendment, modification or termination of any of the Parascript Employee Plans. No written representations have been made to any employee or former employee of Parascript promising or guaranteeing any employer payment or funding for the continuation of medical, dental, life or disability coverage for any period of time beyond the end of the current plan year (except to the extent of coverage required under COBRA). No written representations have been made to any employee or former employee of Parascript concerning the employee benefits of Mitek.

3.16    Compliance with Legal Requirements; Governmental Authorizations. Except as set forth in Part 3.16(a):

(i) Parascript is, and at all times since January 1, 2003, has been, in full compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its business or the ownership or use of any of its assets, except where non-compliance would reasonably be expected not to have a Parascript Material Adverse Effect;

(ii) To the Knowledge of Parascript, no event has occurred or circumstance exists that (with or without notice or lapse of time) (A) may constitute or result in a material violation by Parascript of, or a failure on the part of Parascript to comply with, any Legal Requirement or (B) may give rise to any material obligation on the part of Parascript to undertake, or to bear all or any portion of the cost of, any remedial action of any nature; and

(iii) Parascript has not received, at any time since January 1, 2003, any written notice or other written communication from any Governmental Body or any other Person regarding (A) any actual, alleged, possible or potential violation of, or failure to comply with, any Legal Requirement or (B) any actual, alleged, possible or potential obligation on the part of Parascript to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

(b)    The Parascript Data Room contains a complete and accurate list of each Governmental Authorization that is held by Parascript or that otherwise relates to such Parascript’s business or its assets. Each such Governmental Authorization is valid and in full force and effect. Except as set forth in Part 3.16(b):

(i) Parascript is, and at all times since January 1, 2003, has been, in material compliance with all of the terms and requirements of each such Governmental Authorization, except where non-compliance would not have a Parascript Material Adverse Effect;

(ii) to the Knowledge of Parascript, no event has occurred or circumstance exists that would (with or without notice or lapse of time) (A) constitute or result directly or indirectly in a violation of or a failure to materially comply with any term or requirement of any such Governmental Authorization, except where such violation or non-compliance would not have a Parascript Material Adverse Effect or (B) result directly or indirectly in the revocation, withdrawal, suspension, cancellation or termination of, or any modification to, any such Governmental Authorization, except where such revocation, withdrawal, suspension, cancellation, termination or modification would not have a Parascript Material Adverse Effect;

(iii) Parascript has not received, at any time since January 1, 2003, any written notice or other written communication from any Governmental Body or any other Person regarding (A) any actual, alleged, possible or potential violation of or failure to comply with any term or requirement of any Governmental Authorization or (B) any actual, proposed, possible or potential revocation, withdrawal, suspension, cancellation, termination of or modification to any Governmental Authorization;

(iv) to the Knowledge of Parascript, all applications required to have been filed for the renewal of such Governmental Authorizations have been duly filed on a timely basis with the appropriate Governmental Bodies, and all other filings required to have been made with respect to such Governmental Authorizations have been duly made on a timely basis with the appropriate Governmental Bodies, except where failure to so file would not have a Parascript Material Adverse Effect; and

(v) Such Governmental Authorizations collectively constitute, in all material respects, the Governmental Authorizations necessary to permit Parascript to lawfully conduct and operate its business in the manner in which it currently conducts and operates such business and to permit Parascript to own and use the its assets in the manner in which it currently owns and uses such assets.

3.17     Legal Proceedings; Orders.

(a)    Except as set forth in Part 3.17(a), there is no pending or, to the Knowledge of Parascript, threatened Proceeding:

(i) by or against Parascript that may have a Parascript Material Adverse Effect; or

(ii) that challenges, or that would have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the Contemplated Transactions.

To Parascript’s Knowledge, no event has occurred or circumstance exists that is reasonably likely to give rise to or serve as a reasonable basis for the commencement of any such Proceeding. Parascript has delivered to Mitek copies of all pleadings, correspondence and other documents relating to any Proceeding listed in Part 3.17(a). There are no Proceedings listed or required to be listed in Part 3.17(a) that would have a Material Adverse Effect on the business, operations, or condition of Parascript.

(b)    Except as set forth in Part 3.17(b):

(i) there is no Order to which Parascript, its business or any of its assets is subject; and

(ii) to the Knowledge of Parascript, no officer, Member, Manager, or employee of Parascript is subject to any Order that prohibits such officer, Member, Manager, agent or employee from engaging in or continuing any conduct, activity or practice relating to the business of Parascript.

(c)    Except as set forth in Part 3.17(c):

(i) Parascript is, and, at all times since January 1, 2003, has been in material compliance with all of the terms and requirements of each Order to which it or any of its assets is or has been subject;

(ii) to the Knowledge of Parascript, no event has occurred or circumstance exists that is reasonably likely to constitute or result in (with or without notice or lapse of time) a violation of or failure to comply with any term or requirement of any Order to which Parascript or any of its assets is subject which would result in a Parascript Material Adverse Effect; and

(iii) Parascript has not received, at any time since January 1, 2003, any written notice or other written communication from any Governmental Body or any other Person regarding any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any Order to which Parascript or any of its assets is or has been subject.

3.18    Absence of Certain Changes and Events. Except as set forth in Part 3.18 and except for the actions taken related to the Contemplated Transactions, since the date of the Parascript Balance Sheet, Parascript has conducted its business only in the Ordinary Course of Business and there has not been any:

(a)    change in Parascript’s authorized capital;

(b)    amendment to the Governing Documents of Parascript;

(c)    payment (except in its Ordinary Course of Business, including monthly cash advances to certain Members) or increase by Parascript of any bonuses, salaries or other compensation to any Member, Manager, officer or employee or entry into any employment, severance or similar Contract with any Member, Manager, officer or employee;

(d)    adoption of, amendment to or increase in the payments to or benefits under, any Parascript Employee Plan;

(e)    damage to or destruction or loss of any material Asset, whether or not covered by insurance;

(f)    entry into, termination of or receipt of notice of termination of (i) any material license, distributorship, dealer, sales representative, joint venture, credit or similar Contract to which Parascript is a party, or (ii) any Contract or transaction involving total remaining payments by Parascript of at least One Hundred Thousand Dollars ($100,000);

(g)    sale (other than sales in its Ordinary Course of Business), or other disposition of any Asset or property of Parascript (including the Parascript Intellectual Property Assets) or the creation of any Encumbrance on any Asset other than sales of assets or property of Parascript which would not have a Parascript Material Adverse Effect;

(h)   resolution, termination or waiver of any claims or rights with a value to Parascript in excess of One Hundred Thousand Dollars ($100,000);

(i)    indication in writing by any customer of an intention to discontinue or change the terms of its relationship with Parascript, which discontinuation or change would have a Parascript Material Adverse Effect;

(j)    material change in the accounting methods used by Parascript; or

(k)    to Parascript’s Knowledge, Contract by Parascript to do any of the foregoing.

3.19    Contracts; No Defaults.

(a)    Part 3.19(a) contains an accurate and complete list, and the Parascript Data Room contains, accurate and complete copies, of the following Contracts which are referred to herein as “Material Parascript Contracts”:

(i) each Parascript Contract that involves a remaining obligation of performance of services or delivery of goods or materials by Parascript of an amount or value certain to be in excess of One Hundred Thousand Dollars ($100,000) per year;

(ii) each Parascript Contract that involves performance of services or delivery of goods or materials to Parascript of an amount or value in excess of One Hundred Thousand Dollars ($100,000);

(iii) each Parascript Contract that was not entered into in its Ordinary Course of Business and that involves expenditures or receipts of Parascript certain to be in excess of One Hundred Thousand Dollars ($100,000);

(iv) each Parascript Contract affecting the ownership of, leasing of, title to, use of or any leasehold or other interest in any real or personal property (except personal property leases and installment and conditional sales agreements having a value per item or aggregate payments of less than One Hundred Thousand Dollars ($100,000) and with a term of less than one year);

(v) each Parascript Contract with any labor union or other employee representative of a group of employees relating to wages, hours and other conditions of employment;

(vi) each Parascript Contract (however named) involving a sharing of profits, losses, costs or liabilities by Parascript with any other Person;

(vii) each Parascript Contract containing covenants that in any way purports to restrict Parascript’s business activity or limits the freedom of Parascript to engage in any line of business or to compete with any Person;

(viii) each Parascript Contract providing for payments to or by any Person based on sales, purchases or profits, other than direct payments for goods;

(ix) each power of attorney of Parascript that is currently effective and outstanding;

(x) each Parascript Contract entered into other than in its Ordinary Course of Business that contains or provides for an express undertaking by Parascript to be responsible for consequential damages;

(xi) each Parascript Contract for capital expenditures in excess of One Hundred Thousand Dollars ($100,000);

(xii) each written warranty, guaranty and/or other similar undertaking with respect to contractual performance extended by Parascript other than in its Ordinary Course of Business; and

(xiii) each amendment, supplement and modification (whether oral or written) in respect of any of the foregoing.

Part 3.19(a) sets forth the parties to each Material Parascript Contract, the effective date of each Material Parascript Contract, the term of each Material Parascript Contract, the goods or services to which each Material Parascript Contract relates and the amount of the remaining commitment of Parascript under each Material Parascript Contract.

(b)    Except as set forth in Part 3.19(b), no Member has or may acquire any rights under, and no Member has or may become subject to any obligation or liability under, any Material Parascript Contract that relates to the business of Parascript or any of its assets.

(c)    Except as set forth in Part 3.19(c):

(i) each Material Parascript Contract identified or required to be identified in Part 3.19(a) has not been orally modified (other than as described in Part 3.19(c)) and is in full force and effect and is valid and enforceable in accordance with its terms except, as to any party other than Parascript, as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies; and

(ii) each such Material Parascript Contract identified or required to be identified in Part 3.19(a) shall not require the consent of any other Person as a result of the Contemplated Transactions.

(d)    Except as set forth in Part 3.19(d):

(i) Parascript is, and at all times since January 1, 2003, has been, in compliance with all material terms and requirements of each Material Parascript Contract;

(ii) to the Knowledge of Parascript, each other Person that has any obligation or liability under any Material Parascript Contract is, and at all times since January 1, 2003, has been, in full compliance with all material terms and requirements of such Material Parascript Contract;

(iii) to the Knowledge of Parascript, no event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with or result in a Breach of, or give Parascript or any other Persons the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or payment under, or to cancel, terminate or modify, any Material Parascript Contract, except where the occurrence of such event or existence of such circumstance would not have a Parascript Material Adverse Effect;

(iv) to the Knowledge of Parascript, no event has occurred or circumstance exists under or by virtue of any Material Parascript Contract that (with or without notice or lapse of time) would cause the creation of any Encumbrance affecting any of Parascript’s assets which would have a Parascript Material Adverse Effect; and

(v) Parascript has not given to or received from any other Person, at any time since January 1, 2003, any written notice or other written communication regarding any actual, alleged, possible or potential violation or Breach of, or default under, any Parascript Material Contract.

(e)    There are no renegotiations of, written requests to renegotiate or outstanding rights to renegotiate any material amounts paid or payable to Parascript under any Parascript Material Contracts.

(f)    Each Parascript Contract relating to the sale, design, manufacture or provision of products or services by Parascript has been entered into in the Ordinary Course of Business of Parascript and has been entered into without the commission of any act alone or in concert with any other Person, or any consideration having been paid or promised, that is or would be in violation of any Legal Requirement.

3.20    Insurance.

(a)    The Parascript Data Room contains:

(i) copies of all policies of insurance (and correspondence relating to coverage thereunder) to which Parascript is a party or under which Parascript is or has been covered at any time since January 1, 2003 a list of which is included in Part 3.20(a); and

(ii) copies of all pending applications by Parascript for policies of insurance.

(b)    Part 3.20(b) describes:

(i) any self-insurance arrangement by or affecting Parascript, including any reserves established thereunder and description of loss experience for all claims that were self insured, including the number and aggregate cost of such claims;

(ii) any Contract or arrangement, other than a policy of insurance, for the transfer or sharing of any risk to which Parascript is a party or which involves the business of Parascript; and

(iii) all obligations of Parascript to provide insurance coverage to Third Parties (for example, under Leases or service agreements) and identifies the policy under which such coverage is provided.

(c)    Part 3.20(c) sets forth, by year, for the current policy year and each of the three (3) preceding policy years a summary of the loss experience for an amount in excess of Five Hundred Thousand Dollars ($500,000) under each policy of insurance. Such summary includes the name of claimant, description of the policy by insurer, type of insurance, and period of coverage and amount and brief description of the claim.

(d)    Except as set forth in Part 3.20(d):

(i) to the Knowledge of Parascript, all policies of insurance to which Parascript is a party or that provide coverage to Parascript are valid, outstanding and enforceable and are sufficient for compliance with all Legal Requirements;

(ii) Parascript has not received (A) any refusal of coverage or any notice that a defense will be afforded with reservation of rights or (B) any written notice of cancellation or any other written indication that any policy of insurance is no longer in full force or effect or that the issuer of any policy of insurance is not willing or able to perform its obligations thereunder;

(iii) Parascript has paid all premiums due, and has otherwise performed all of its obligations, under each policy of insurance to which it is a party; and

(iv) to the Knowledge of Parascript, Parascript has given notice to the insurer of all claims that may be insured thereby.

3.21    Employees. For the purposes of this Section 3.21 a reference to Parascript will also include Manager, as appropriate.

(a)    The Parascript Data Room contains a list of the following information for Parascript’s ten (10) most highly compensated employees, including executive officers and all persons nominated or chosen to become such:

(i) positions and offices currently held;

(ii) a brief description of each executive officer’s business experience during the past five years;

(iii) any family relationships among executive officers and directors;

(iv) any legal proceedings (including any bankruptcy petition filed by or against any business of which an executive officer was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time) material to an evaluation of such executive officer’s ability or integrity;

(v) annual compensation which shall include total annual salary and bonus for the last completed fiscal year;

(vi) perquisites and other personal benefits, securities or property;

(vii) above-market or preferential earnings on restricted stock, options, SARS or deferred compensation paid during the fiscal year or payable during that period but deferred at the election of the named employee; and

(viii) any amounts reimbursed during the fiscal year for the payment of taxes.

(b)    Part 3.21(a) contains a list of all retired employees of Parascript receiving any retirement benefits from plans or arrangements maintained by Parascript and the amounts thereof.

(c)    Part 3.21(b) states the number of employees terminated by Parascript since January 1, 2003, and contains a complete and accurate list of the following information for each employee of Parascript who has been terminated or laid off, or whose hours of work have been reduced by more than fifty percent (50%) by Parascript, in the six (6) months prior to the date of this Agreement: (i) the date of such termination, layoff or reduction in hours; (ii) the reason for such termination, layoff or reduction in hours; and (iii) the location to which the employee was assigned, if applicable.

(d)    Parascript has not violated the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar state or local Legal Requirement. During the ninety (90) day period prior to the date of this Agreement, Parascript has terminated no employees.

(e)    Except for an Employee Confidentiality, Assignment and Noncompetition Agreement, to the Knowledge of Parascript, no officer, Manager, Member, agent, employee, consultant, or contractor of Parascript is bound by any Contract that purports to limit the ability of such Person (i) to engage in or continue or perform any conduct, activity, duties or practice relating to the business of Parascript or (ii) to assign to Parascript or to any other Person any rights to any invention, improvement, or discovery. No former or current employee of Parascript is a party to, or is otherwise bound by, any Contract that materially adversely affects the ability of Parascript to conduct the business carried on by Parascript as of the date hereof.

3.22    Labor Disputes; Compliance. For the purposes of this Section 3.22 a reference to Parascript will also include Manager, as appropriate.

(a)    Parascript has complied in all material respects with all Legal Requirements relating to employment practices, terms and conditions of employment, equal employment opportunity, nondiscrimination, immigration, wages, hours, benefits, collective bargaining and other requirements, the payment of social security and similar Taxes and occupational safety and health. Parascript is not liable for the payment of any Taxes, fines, penalties, or other amounts, however designated, for failure to comply with any of the foregoing Legal Requirements except where the failure to comply would not have a Parascript Material Adverse Effect.

(b)    Except as disclosed in Part 3.22(b), (i) Parascript has not been, and are not now, a party to any collective bargaining agreement or other labor contract; (ii) since January 1, 2003, there has not been, there is not presently pending or existing, and, to the Knowledge of Parascript, there is not threatened, any strike, slowdown, picketing, work stoppage or employee grievance process involving Parascript; (iii) to the Knowledge of Parascript, no event has occurred or circumstance exists that would provide the basis for any work stoppage or other labor dispute; (iv) there is not pending or, to the Knowledge of Parascript, threatened against or affecting Parascript any Proceeding relating to the alleged violation of any Legal Requirement pertaining to labor relations or employment matters, including any charge or complaint filed with the National Labor Relations Board or any comparable Governmental Body, and, to the Knowledge of Parascript, there is no organizational activity or other labor dispute against or affecting Parascript; (v) no application or petition for an election of or for certification of a collective bargaining agent is pending; (vi) no grievance or arbitration Proceeding exists that would have a Material Adverse Effect upon Parascript or the conduct of its business; (vii) there is no lockout of any employees by Parascript, and no such action is contemplated by Parascript; and (viii) there has been no charge of discrimination filed against or, to Parascript’s Knowledge, threatened against Parascript with the Equal Employment Opportunity Commission or similar Governmental Body.

3.23    Parascript Intellectual Property Assets.

(a)    The term “Parascript Intellectual Property Assets” means all assets that are intellectual property owned or licensed (as licensor or licensee) by Parascript in which Parascript has a material proprietary interest, including:

(i) Parascript’s name, all assumed fictional business names, trade names, registered and unregistered trademarks, service marks and applications owned by Parascript (collectively, “Parascript Marks”);

(ii) all patents, patent applications and inventions and discoveries that may be patentable and owned by Parascript (collectively, “Parascript Patents”);

(iii) all registered and unregistered copyrights in both published works and unpublished works owned by Parascript (collectively, “Parascript Copyrights”);

(iv) all rights in mask works owned by each Parascript;

(v) all know-how, trade secrets, confidential or proprietary information, customer lists, source code to Software, technical information, data, process technology, plans, drawings and blue prints owned by Parascript (collectively, “Parascript Trade Secrets”); and

(vi) all rights in internet web sites and internet domain names presently owned by Parascript (collectively “Parascript Net Names”).

(b)    Part 3.23(b) contains a complete and accurate list and summary description, including royalties paid or received by Parascript and the Parascript Data Room contains accurate and complete copies of all Parascript Contracts (other than Material Parascript Contracts referred to in Section 3.19 hereof or listed in Part 3.19) relating to the Parascript Intellectual Property Assets, except for any license implied by the sale of a product, Parascript Contracts related to the distribution, resale or similar arrangement of Parascript Intellectual Property Assets in the Ordinary Course of Business, and licenses for commonly available Software programs under which Parascript is the licensee. There are no outstanding and, to the Knowledge of Parascript, no threatened disputes or disagreements with respect to any such Parascript Contract.

(c)    Except as set forth in Part 3.23(c),

(i) the Parascript Intellectual Property Assets are all those used in the operation of Parascript’s business as it is currently conducted and as it is contemplated to be conducted in the future. Such Parascript is the owner or licensee of all right, title and interest in and to each of the Parascript Intellectual Property Assets, and has the right to use all of the Parascript Intellectual Property Assets subject to any Parascript Contracts with Third Parties related to such Parascript Intellectual Property Assets which are listed in Part 3.23(c).

(ii) all former and current employees of Parascript have executed written Contracts with Parascript that assign to Parascript all rights to any inventions, improvements, discoveries or information relating to the business of Parascript.

(iii) all Parascript Contracts related to Parascript Intellectual Property Assets with any Related Person of Parascript are upon commercially reasonable terms.

(d)    Part 3.23(d) contains a complete and accurate list of all Parascript Patents. With respect to subsections (i), (ii) and (iii) below, except where the failure to do so or failure thereof would not have a Parascript Material Adverse Effect:

(i) All of the issued Parascript Patents are currently in compliance with formal legal requirements (including payment of filing, examination and maintenance fees and proofs of working or use), are valid and enforceable, and are not subject to any maintenance fees or taxes or actions falling due within ninety (90) days after the Closing Date.

(ii) No Parascript Patent has been or is now involved in any interference, reissue, reexamination, or opposition Proceeding. To the Knowledge of Parascript, there is no interfering patent or patent application of any Third Party.

(iii) Except as set forth in Part 3.23(d), to the Knowledge of Parascript (A) no Parascript Patent is infringed or has been challenged or threatened in any way and (B) none of the products manufactured or sold, nor any process or know-how used by Parascript infringes or is alleged to infringe any patent or other proprietary right of any other Person.

(e)    Part 3.23(e) contains a complete and accurate list of all Parascript Marks. With respect to subsections (i), (ii), (iii) and (iv) below, except where the failure to do so or failure thereof would not have a Parascript Material Adverse Effect:

(i) All Parascript Marks that have been registered with the United States Patent and Trademark Office are currently in compliance with all formal Legal Requirements (including the timely post-registration filing of affidavits of use and incontestability and renewal applications), and are valid and enforceable and are not subject to any maintenance fees or taxes or actions falling due within ninety (90) days after the Closing Date.

(ii) No Parascript Mark has been or is now involved in any opposition, invalidation or cancellation Proceeding and no such action is, to Parascript’s Knowledge, threatened with respect to any of the Parascript Marks.

(iii) There is, to Parascript’s Knowledge, no potentially interfering trademark or trademark application of any other Person related to any Parascript Marks.

(iv) To Parascript’s Knowledge, no Parascript Mark is infringed or has been challenged or threatened in any way. None of the Parascript Marks infringes or is alleged to infringe any trade name, trademark or service mark of any other Person.

(f)    Part 3.23(f) contains a complete and accurate list of all Parascript Copyrights. With respect to subsections (i) and (ii) below, except where the failure to do so or failure thereof would not have a Parascript Material Adverse Effect:

(i) All of the registered Parascript Copyrights are currently in compliance with formal Legal Requirements and are valid and enforceable and are not subject to any maintenance fees or taxes or actions falling due within ninety (90) days after the date of Closing.

(ii) To Parascript’s Knowledge, no Parascript Copyright is infringed or has been challenged or threatened in any way. None of the subject matter of any of the Parascript Copyrights infringes or is alleged to infringe any copyright of any Third Party or is a derivative work based upon the work of any other Person.

(g)    Parascript has taken reasonable precautions to protect the secrecy, confidentiality and value of its material Trade Secrets. No Parascript Trade Secret is subject to any adverse claim or has been challenged or, to Parascript’s Knowledge, threatened in any way or, to the Knowledge of Parascript, infringes any intellectual property right of any other Person.

(h)    Part 3.23(h) contains a complete and accurate list of all Parascript Net Names. With respect to subsections (i), (ii), (iii) and (iv) below, except where the failure to do so or failure thereof would not have a Parascript Material Adverse Effect:

(i) All Parascript Net Names have been registered in the name of Parascript and are in compliance with all formal Legal Requirements.

(ii) No Parascript Net Name has been or is now involved in any dispute, opposition, invalidation or cancellation Proceeding and no such action is, to Parascript’s Knowledge, threatened with respect to any Net Name.

(iii) To the Knowledge of Parascript, there is no domain name application pending of any other person which would or would potentially interfere with or infringe any Parascript Net Name.

(iv) To the Knowledge of Parascript, no Parascript Net Name is infringed or has been challenged, interfered with or threatened in any way. No Parascript Net Name infringes, interferes with or is alleged to interfere with or infringe the trademark, copyright or domain name of any other Person.

3.24   Relationships With Related Persons. Except as disclosed in Part 3.24, no Related Person of Parascript has or, since January 1, 2003, has had, any interest in any of Parascript’s assets. No Related Person of Parascript owns or, since January 1, 2003, has owned, of record or as a beneficial owner, an equity interest or any other financial or profit interest in any Person that has had business dealings or a material financial interest in any transaction with Parascript other than business dealings or transactions disclosed in Part 3.24, each of which has been conducted in the Ordinary Course of Business with Parascript at substantially prevailing market prices and on substantially prevailing market terms. Except as set forth in Part 3.24, no Related Person of Parascript is a party to any Contract with or has any claim or right against Parascript.

3.25   Brokers or Finders. Except as disclosed in Part 3.25, neither Parascript nor any of its Representatives have incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with the sale of Parascript’s business or its assets or the Contemplated Transactions.

3.26   The Parascript Data Room. Parascript has established a limited access, coded data room through the services of Merrill Corporation as a repository for certain of Parascript’s documents and information in electronically readable and retrievable form. The phrase “The Parascript Data Room contains. . .” means that the document, list, schedule or other information or matter referred to as being contained in the Parascript Data Room is a true and complete copy of the original of the referenced document, is a complete and accurate listing, schedule or other presentation of information or matter to which reference is made (unless otherwise clearly noted or explained in such reference), is listed in and may be located by referring to the index for the contents of the Parascript Data Room and is readable by computer access and may be reproduced in full by printer.

3.27   Disclosure. No representation or warranty contained in this Agreement, the Parascript Disclosure Letter, any supplement to the Parascript Disclosure Letter or any certificates delivered by Parascript pursuant to this Agreement and any information provided by Parascript for use in the Registration Statement and the Proxy Statement contains any untrue statement or omits to state a material fact necessary to make any of them, in light of the circumstances in which it was made, not misleading.

4.    REPRESENTATIONS AND WARRANTIES OF MERGER SUBSIDIARY. Subject to disclosures and information contained in the Mitek Disclosure Letter, Mitek and Merger Subsidiary represent and warrant to Parascript as follows:

4.1    Organization, Good Standing and Other Matters. Merger Subsidiary is a limited liability company duly organized, validly existing and in good standing under the laws of Wyoming. A true, correct and complete copy of the articles of organization and operating agreement of Merger Subsidiary has been furnished to Parascript or its representatives.

4.2    Authority. Merger Subsidiary has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated herein. The execution, delivery and performance of this Agreement by Merger Subsidiary and the consummation of the transactions contemplated herein have been duly and validly authorized by all necessary limited liability company action, and by all of its managers and member. Except for the filing of the Articles of Merger, no other proceedings or approvals on the part of Merger Subsidiary are necessary to authorize this Agreement, perform Merger Subsidiary’s obligations hereunder or for Merger Subsidiary to consummate the Merger and other transactions contemplated herein and therein. This Agreement has been, or upon execution and delivery will be, duly and validly executed and delivered by Merger Subsidiary, and, assuming that this Agreement constitutes the valid and binding agreement of the other parties hereto, constitutes, or upon execution and delivery will constitute, the valid and binding obligations of Merger Subsidiary, enforceable against Merger Subsidiary in accordance with its terms and conditions, except that the enforcement hereof and thereof may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to creditors’ rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

4.3     No Conflict. The execution, delivery and performance by Merger Subsidiary of this Agreement and consummation of the transactions contemplated herein will not violate, conflict with, or result in any breach of any provisions of the certificate of formation or limited liability company agreement of Merger Subsidiary.

5.    REPRESENTATIONS AND WARRANTIES OF MITEK. Subject to disclosures and information contained in the Mitek Disclosure Letter, Mitek represents and warrants to Parascript as follows:

5.1    Organization and Good Standing.

(a)     The Mitek Data Room complete and accurate list of Mitek’s jurisdiction of organization and any other jurisdictions in which it is qualified to do business as a foreign corporation. Mitek is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware, with full corporate power and authority to conduct its business as it is now being conducted, to own or use the properties and assets that it purports to own or use, and to perform all its obligations under the Mitek Contracts. Mitek is duly qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification, except where the failure to so qualify would not have a Mitek Material Adverse Effect.

(b)    The Mitek Data Room copies of the Governing Documents of Mitek, as currently in effect. Except as disclosed in Part 5.1(b), Mitek has no Subsidiary and does not own any shares of capital stock or other securities of any other Person.

5.2    Enforceability; Authority; No Conflict.

(a) This Agreement constitutes the legal, valid and binding obligation of Mitek, enforceable against Mitek in accordance with its terms. Upon the execution and delivery by Mitek of the Escrow Agreement, and each other agreement to be executed or delivered by Mitek at the Closing (collectively, the “Mitek’s Closing Documents”), each of Mitek’s Closing Documents will constitute the legal, valid and binding obligation of Mitek, enforceable against Mitek in accordance with its terms. Mitek has the absolute and unrestricted right, power and authority to execute and deliver this Agreement and Mitek’s Closing Documents and to perform its obligations under this Agreement and Mitek’s Closing Documents, and such action has been duly authorized by all necessary action by Mitek’s Board of Directors and stockholders.

(b)    Except as set forth in Part 5.2(b), neither the execution and delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time):

(i) Breach any provision of any of the Governing Documents of Mitek or any resolution adopted by the Board of Directors or stockholders of Mitek;

(ii) Breach or give any Governmental Body or other Person the right to challenge any of the Contemplated Transactions, other than as related to the HSR Act, or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which Mitek, or any of its assets, may be subject, except where such Breach or challenge would not have a Mitek Material Adverse Effect;

(iii) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Mitek or that otherwise relates to its assets or to the business of Mitek, except where such contravention, conflict, violation, revocation, withdrawal, suspension, cancellation, termination or modification would not have a Mitek Material Adverse Effect;

(iv) Breach any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or payment under, or to cancel, terminate or modify, any Material Mitek Contract;

(v) result in the imposition or creation of any material Encumbrance upon or with respect to any of its assets; or

(c)    Except as set forth in Part 5.2(c), Mitek is not required to give any notice to or obtain any Material Mitek Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

5.3    Capitalization. The authorized capital stock of Mitek consists of 40,000,000 shares of Mitek Common Stock. As of the date hereof, (a) 16,739,498 shares of Mitek Common Stock are issued and outstanding, all of which are duly authorized, validly issued, fully paid and nonassessable, (b) 2,626,857 shares of Mitek Common Stock are reserved for issuance upon the exercise of outstanding stock options granted pursuant to Mitek’s employee stock plans (“Mitek Stock Options”), (c) 1,381,428 shares of Mitek Common Stock are reserved for issuance upon exercise of outstanding warrants of Mitek, and (d) 487,972 shares of Mitek Common Stock are reserved for issuance pursuant to Mitek Stock Options not yet granted. There are not any bonds, debentures, notes or other indebtedness or securities of Mitek having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Mitek may vote. Except as set forth above, as of the date hereof, no shares of capital stock or other voting securities of Mitek are issued, reserved for issuance or outstanding and no shares of capital stock or other voting securities of Mitek will be issued or become outstanding after the date hereof other than upon exercise of Mitek Stock Options and Mitek Warrants outstanding as of the date hereof. Except as set forth in this Section 5.3 or Part 5.3, there are no options, stock appreciation rights, warrants or other rights, Contracts, arrangements or commitments of any character (collectively, “Options”) relating to the issued or unissued capital stock of Mitek, or obligating Mitek to issue, grant or sell any shares of capital stock of, or other equity interests in, or securities convertible into equity interests in, Mitek. Since July 10, 2006, Mitek has not issued any shares of its capital stock or Options in respect thereof, except upon the conversion of the securities or the exercise of the options and warrants referred to above. All shares of Mitek Common Stock subject to issuance as described above will, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, be duly authorized, validly issued, fully paid and nonassessable. Except as set forth in Part 5.3, Mitek is not a party to any Contract or other obligation to repurchase, redeem or otherwise acquire any shares of Mitek Common Stock, or make any investment (in the form of a loan, capital contribution or otherwise) in any Person. None of the outstanding equity securities or other securities of Mitek was issued in violation of the Securities Act or any other Legal Requirement. Except as set forth in Part 5.3, Mitek does not own, or have any Contract or other obligation to acquire, any equity securities or other securities of any Person or any direct or indirect equity or ownership interest in any other business. Mitek is not and has never been a general partner of any general or limited partnership.

5.4    Financial Statements. The Mitek Data Room contains: (a) an audited balance sheet of Mitek as of September 30, 2005 (including the notes thereto, the “Mitek Balance Sheet”), and the related audited statements of income, changes in stockholders’ equity and cash flows for the fiscal year then ended, including in each case the notes thereto, together with the report thereon of Stonefield Josephson LLP, independent certified public accountants; (b) audited balance sheets of Mitek as of September 30 in each of the fiscal years 2003 and 2004, and the related audited statements of income, changes in stockholders’ equity and cash flows for each of the fiscal years then ended, including in each case the notes thereto together with the report thereon of Deloitte & Touche, LLP, independent certified public accountants, for fiscal year 2003 and Stonefield Josephson LLP, independent certified public accountants, for fiscal year 2004; and (c) an unaudited balance sheet of Mitek as of March 31, 2006, (the “Mitek Interim Balance Sheet”) and the related unaudited statements of income, changes in stockholders’ equity, and cash flows for the three (3) months then ended (collectively, the “Mitek Financial Statements”). The Mitek Financial Statements fairly present in all material respects the financial condition and the results of operations, changes in stockholders’ equity and cash flows of Mitek as at the respective dates of and for the periods referred to in such Mitek Financial Statements, all in accordance with GAAP in all material respects. The Mitek Financial Statements reflect the consistent application of such accounting principles throughout the periods involved, except as disclosed in the notes to such financial statements. The Mitek Financial Statements have been prepared from and are in accordance with the accounting Records of Mitek. The Mitek Data Room contains copies of all letters from Mitek’s auditors to Mitek during the thirty-six (36) months preceding the execution of this Agreement, together with copies of all responses thereto.

5.5    Books and Records. The books of account and other financial Records of Mitek, all of which have been made available to Parascript, are complete and correct in all material respects and represent actual, bona fide transactions and have been maintained in accordance with sound business practices, including the maintenance of an adequate system of internal controls. The minute books or equivalent records of Mitek, all of which have been made available to Parascript, contain accurate and complete Records of all properly called meetings of, or actions taken by, the stockholders, the Board of Directors and committees of Mitek, and no properly called meeting of any such stockholders, Board of Directors or committee has been held for which minutes or equivalent records have not been prepared or are not contained in such minute books or equivalent records.

5.6    Sufficiency of Assets. Except as set forth in Part 5.6, Mitek’s assets (a) constitute all of the material assets, tangible and intangible, of any nature whatsoever; to Mitek’s belief, necessary to operate Mitek’s business in the manner presently operated by Mitek and (b) include all of the operating assets of Mitek.

5.7    Description of Leased Real Property. Part 5.7 contains a correct street address of all real property leased by Mitek and an accurate description by location, name of lessor, date of lease, a brief description of any rights to renew or extend the term and term expiration date of all real property leases including any amendments thereof or options to renew thereon.

5.8    Title to Assets; Encumbrances. Mitek owns good and transferable title to all of its assets subject to all Liabilities and Encumbrances thereon, except where failure to own such title would not have a material adverse effect on Mitek.

5.9    Condition of Assets.

(a)    Mitek owns no Real Property. Use of the Real Property leased by Mitek for the various purposes for which it is presently being used by Mitek is permitted by the terms of the lease agreement related and, to Mitek’s Knowledge, all Legal Requirements pertaining thereto.

(b)    The Tangible Personal Property owned by Mitek taken as a whole is in good repair and good operating condition, ordinary wear and tear excepted, and, to the Knowledge of Mitek, is suitable for immediate use by Mitek in its Ordinary Course of Business. To the Knowledge of Mitek, no item of material Tangible Personal Property owned by Mitek is in need of repair or replacement other than as part of routine maintenance in the Ordinary Course of Business of Mitek.

5.10   Accounts Receivable. All Accounts Receivable that are reflected on the Mitek Balance Sheet or the Mitek Interim Balance Sheet or on the accounting Records of Mitek as of the Closing Date represent or will represent valid obligations arising from sales actually made or services actually performed by Mitek in Mitek’s Ordinary Course of Business. Except as set forth on Part 5.10 and to the extent paid prior to the Closing Date, such Accounts Receivable are or will be as of the Closing Date current, and collectible net of the respective reserves shown on the Mitek Balance Sheet or the Mitek Interim Balance Sheet (which reserves are calculated consistent with past practice). There is no contest, claim, defense or right of setoff, under any Contract with any account debtor of an Account Receivable relating to the amount or validity of such Account Receivable. Part 5.10 contains a listing and aging of all Accounts Receivable as of the date of the Interim Balance Sheet.

5.11   Inventories. Except as set forth in Part 5.11 or the Mitek SEC Documents, Mitek has no inventories as that term is used in GAAP.

5.12   No Undisclosed Liabilities. Except as set forth in Part 5.12, to the Knowledge of Mitek, Mitek has no Liabilities except for Liabilities reflected or reserved against in the Mitek Balance Sheet or the Mitek Interim Balance Sheet and current liabilities incurred in the Ordinary Course of Business of Mitek since the date of the Mitek Interim Balance Sheet.

5.13   Taxes.

(a)    Tax Returns Filed and Taxes Paid. Mitek has filed or caused to be filed on a timely basis all Tax Returns and all reports with respect to Taxes that are or were required to be filed pursuant to applicable Legal Requirements, except where the failure to so file would not have a Mitek Material Adverse Effect. All Tax Returns and reports filed by Mitek are true, correct and complete in all material respects. Mitek has paid, or made provision for the payment of, all Taxes that have or may have become due for all periods covered by the Tax Returns or otherwise, or pursuant to any assessment received by Mitek, except such Taxes, if any, as are being contested in good faith. Except as provided in Part 5.13(a), Mitek currently is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made or is expected to be made by any Governmental Body in a jurisdiction where Mitek does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Encumbrances on any of its assets that arose in connection with any failure (or alleged failure) to pay any Tax and Mitek has no Knowledge of any basis for assertion of any claims attributable to Taxes exists which, if adversely determined, would result in any such Encumbrance except as provided in Part 5.13(a).

(b)    Delivery of Tax Returns and Information Regarding Audits and Potential Audits. The Mitek Data Room contains copies and a list of all Tax Returns filed since January 1, 2003. The federal and state income or franchise Tax Returns of Mitek have been audited by the IRS or relevant state tax authorities or are closed by the applicable statute of limitations for all taxable years through January 1, 2003. The Mitek Data Room contains a complete and accurate list of all Tax Returns of Mitek that have been audited or are currently under audit and accurately describes any deficiencies or other amounts that were paid or are currently being contested. No undisclosed deficiencies are expected to be asserted with respect to any such audit. All deficiencies proposed as a result of such audits have been paid, reserved against, settled or are being contested in good faith by appropriate proceedings as described in Part 5.13(b). The Mitek Data Room contains copies of any examination reports, statements or deficiencies or similar items with respect to such audits. Except as provided in Part 5.13(b), to the Knowledge of Mitek, no Governmental Body is likely to assess any additional taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Taxes of Mitek claimed or raised by any Governmental Body in writing. The Mitek Data Room contains a list of all Tax Returns for which the applicable statute of limitations has not run. Except as described in Part 5.13(b), Mitek has not given or been requested to give waivers or extensions (or is or would be subject to a waiver or extension given by any other Person) of any statute of limitations relating to the payment of Taxes of Mitek or for which Mitek may be liable.

(c)    Specific Potential Tax Liabilities and Tax Situations.

(i) Withholding. Except as provided in Part 5.13 (c)(i), all material Taxes that Mitek is or was required by Legal Requirements to withhold, deduct or collect have been duly withheld, deducted and collected and, to the extent required, have been paid to the proper Governmental Body or other Person, except where the failure to do so would not have a Mitek Material Adverse Effect.

(ii) Tax Sharing or Similar Agreements. There is no tax sharing agreement, tax allocation agreement, tax indemnity obligation or similar written or unwritten agreement, arrangement, understanding or practice with respect to Taxes (including any advance pricing agreement, closing agreement or other arrangement relating to Taxes) that will require any payment by Mitek.

(iii) Substantial Understatement Penalty. Mitek has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662, except where the failure to do so would not have a Mitek Material Adverse Effect.

(d)    Proper Accrual. The charges, accruals and reserves with respect to Taxes on the Records of Mitek are adequate (determined in accordance with GAAP) and are at least equal to Mitek’s liability for Taxes. There exists no proposed tax assessment or deficiency against Mitek except as disclosed in the Mitek Interim Balance Sheet or in Part 5.11(d).

5.14   No Material Adverse Change. To the Knowledge of Mitek, since the date of the Mitek Balance Sheet, there has not been any material adverse change in the business, operations, assets, results of operations or condition (financial or other) of Mitek, and no event has occurred or circumstance exists within the control of Mitek that may result in such a material adverse change.

5.15   Employee Benefits.

(a)    The Mitek Data Room contains a list of all of Mitek’s “employee benefit plans” as defined by Section 3(3) of ERISA, all specified fringe benefit plans as defined in Section 6039D of the Code, and all other bonus, incentive-compensation, deferred-compensation, profit-sharing, stock-option, stock-appreciation-right, stock-bonus, stock-purchase, employee-stock-ownership, savings, severance, change-in-control, supplemental-unemployment, layoff, salary-continuation, retirement, pension, health, life-insurance, disability, accident, group-insurance, vacation, holiday, sick-leave, fringe-benefit or welfare plan, and any other employee compensation or benefit plan, agreement, policy, practice, commitment, contract or understanding (whether qualified or nonqualified, subject to ERISA or not, defined under Section 3(3) of ERISA or not, currently effective or terminated, written or unwritten) and any trust, escrow or other agreement related thereto that (i) is maintained or contributed to by Mitek or any other corporation, entity or trade or business controlled by, controlling or under common control with Mitek (within the meaning of Section 414 of the Code or Section 4001(a)(14) or 4001(b) of ERISA) (“ERISA Affiliate”) or has been maintained or contributed to in the last six (6) years by Mitek or any ERISA Affiliate, or that Mitek or any ERISA Affiliate has committed to implement, establish, adopt or contribute to in the future (other than Mitek Employee Plans implemented or established pursuant to this Agreement) or with respect to which Mitek or any ERISA Affiliate has or may have any liability, and (ii) provides benefits, or describes policies or procedures applicable to any current or former director, officer, employee or service provider of Mitek or any ERISA Affiliate, or the dependents of any thereof, regardless of how (or whether) liabilities for the provision of benefits are accrued or assets are acquired or dedicated with respect to the funding thereof (collectively the “Mitek Employee Plans”). Such list identifies as such any Mitek Employee Plan that is a plan intended to meet the requirements of Section 401(a) of the Code. Such list also sets forth a complete and correct list of all ERISA Affiliates of Mitek during the last six (6) years.

(b)    Except as disclosed in Part 5.15(b), neither Mitek nor its ERISA Affiliates are or have ever maintained or been obligated to contribute to a multiple employer plan (as defined in Section 413(c) of the Code), a multiemployer plan (as defined in Section 3(37) of ERISA), a defined benefit pension plan (as defined in Section 3(35) of ERISA) subject to Title IV of ERISA, a Benefit Plan subject to the minimum funding standards under Section 302 of ERISA or Section 412 of the Code, a Benefit Plan that owns employer stock or a Benefit Plan that is funded, in whole or in part, through a voluntary employees’ beneficiary association exempt from Tax under Section 501(c)(9) of the Code.

(c)    The Mitek Data Room contains copies of (i) the documents comprising each Mitek Employee Plan (or, with respect to any Mitek Employee Plan which is unwritten, a detailed written description of eligibility, participation, benefits, funding arrangements, assets and any other matters which relate to the obligations of Mitek or any ERISA Affiliate); (ii) all trust agreements, insurance contracts or any other funding instruments related to the Mitek Employee Plans; (iii) all rulings, determination letters, no-action letters or advisory opinions from the IRS, the U.S. Department of Labor or any other Governmental Body that pertain to each Mitek Employee Plan and any open requests therefor; (iv) the most recent financial reports (audited and/or unaudited) and the annual reports filed with any Government Body with respect to the Mitek Employee Plans during the current year and each of the three preceding years; (v) all contracts with third-party administrators, investment managers, consultants and other independent contractors that relate to any Mitek Employee Plan, and (vi) all summary plan descriptions, summaries of material modifications and memoranda, employee handbooks and other written communications regarding the Mitek Employee Plans.

(d)    Except as disclosed in Part 5.15(d), full payment has been made of all amounts that are required under the terms of each Mitek Employee Plan to be paid as contributions with respect to all periods prior to and including the last day of the most recent fiscal year of such Mitek Employee Plan ended on or before the date of this Agreement and all periods thereafter prior to the Closing Date. Mitek has paid in full all required insurance premiums, subject only to normal retrospective adjustments in the ordinary course, with regard to the Mitek Employee Plans for all policy years or other applicable policy periods ending on or before the Closing Date.

(e)    Neither Mitek nor any ERISA Affiliate has any liability and no facts or circumstances exist that would give rise to any liability (either directly or as a result of indemnification), and the Contemplated Transactions will not result in any liability, (i) for any excise tax imposed by Section 4971 through Section 4980B, Section 4999, Section 5000 or any other Section of the Code, (ii) any penalty under Section 502(i), Section 502(l), Part 6 of Title I or any other provision of ERISA, (iii) any excise taxes, penalties, damages or equitable relief as a result of any prohibited transaction, breach of fiduciary duty or other violation under ERISA, the Code or any other applicable law. No Mitek Employee Plan has been completely or partially terminated.

(f)    Mitek has, at all times, complied and currently complies in all material respects with the applicable continuation requirements for its welfare benefit plans, including (i) Section 4980B of the Code (as well as its predecessor provision, Section 162(k) of the Code) and Sections 601 through 608, inclusive, of ERISA, and any similar state law, which provisions are hereinafter referred to collectively as “COBRA” and (ii) any applicable state statutes mandating health insurance continuation coverage for employees.

(g)    Except as provided in Part 5.15(g), the form of all Mitek Employee Plans is in material compliance with the applicable terms of ERISA, the Code, and any other applicable laws, including the Americans with Disabilities Act of 1990, the Family Medical Leave Act of 1993 and the Health Insurance Portability and Accountability Act of 1996, and such plans have been operated in material compliance with such laws and the written Mitek Employee Plan documents. Neither Mitek nor any fiduciary of any Mitek Employee Plan has committed a material violation of the requirements of Section 404 of ERISA. Each Mitek Employee Plan has been maintained, operated, and administered in material compliance with its terms and any related documents or agreements and the applicable provisions of ERISA, the Code and any other applicable laws, including, but not limited to, rules and regulations promulgated by the Department of Labor, the PBGC and the Department of Treasury. All required reports and descriptions of the Mitek Employee Plans (including Internal Revenue Service Form 5500 Annual Reports, Summary Annual Reports and Summary Plan Descriptions and Summaries of Material Modifications) have been (when required) timely filed with the IRS, the U.S. Department of Labor or other Governmental Body and distributed as required, and all notices required by ERISA or the Code or any other Legal Requirement with respect to the Mitek Employee Plans have been appropriately given. No Mitek Employee Plan is presently under audit or examination (nor has notice been received of a potential audit or examination) by the IRS, the U.S. Department of Labor or any other Governmental Body, and no matters are pending with respect to a Mitek Employee Plan under the IRS Voluntary Correction Program, Audit Closing Agreement Program, or other similar programs.

(h)    Each Mitek Employee Plan that is intended to be qualified under Section 401(a) of the Code is either a prototype plan entitled to rely on the opinion letter issued by the IRS as to the qualified status of such Mitek Employee Plan under Section 401(a) of the Code to the extent provided in Revenue Procedure 2005-16 or has received a favorable determination letter from the IRS, and, to the Knowledge of Mitek, no circumstances exist that will result in a Mitek Material Adverse Effect as a result of such reliance or would result in revocation of any such favorable determination letter. Each trust created under any Mitek Employee Plan has been determined to be exempt from taxation under Section 501(a) of the Code, and Mitek is not aware of any circumstance that will or would result in a revocation of such exemption. With respect to each Mitek Employee Plan, to the Knowledge of Mitek, no event has occurred or condition exists that will or would give rise to a loss of any intended material tax consequence or to any material Tax under Section 511 of the Code.

(i)    Any Mitek Employee Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code): (A) has been operated since January 1, 2005 in good faith compliance in all material respects with Section 409A of the Code, IRS Notice 2005-1, and the proposed regulations under Section 409A of the Code; (B) has not been materially modified (as determined under the proposed regulations) after October 3, 2004, if it was in effect prior to January 1, 2005; (C) has not participated in a transaction that would be treated by Section 409A(b) of the Code as a transfer of property for purposes of Section 83 of the Code; and (D) does not have a stock option, equity unit option, or stock appreciation right granted under the Mitek Employee Plan with an exercise price or measurement floor that has been or may be less than the fair market value of the underlying stock or equity units (as the case may be) as of the date such option or stock appreciation right was granted or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or stock appreciation right.

(j)    There is no material pending or, to Mitek’s Knowledge, threatened Proceeding (other than routine claims for benefits in the Ordinary Course of Business of Mitek) relating to any Mitek Employee Plan, nor is there any basis for any such Proceeding.

(k)    Mitek has maintained workers’ compensation coverage as required by applicable state law through purchase of insurance and not by self-insurance or otherwise except as disclosed to Parascript on Part 5.15(k).

(l)    Except as required by Legal Requirements, the consummation of the Contemplated Transactions will not (i) entitle any current or former employee of Mitek to severance pay, unemployment compensation or any other payment, benefit or award or (ii) accelerate the time of vesting or the time of payment, or increase the amount, of compensation due to any director, employee, officer, former employee or former officer of Mitek. There are no contracts or arrangements providing for payments that could subject any Person to liability for tax under Section 4999 of the Code. No contribution, premium payment or other payment has been or will be made in support of the any Mitek Employee Plan that is in excess of the allowable deduction for federal income Tax purposes for the year with respect to which the contribution was made or will be made (whether under Section 162, Section 280G, Section 404, Section 419, Section 419A of the Code or otherwise).

(m)    Except for the continuation coverage requirements of COBRA or death benefits under the Mitek Employee Plans, Mitek has no obligations or potential liability for benefits to employees, former employees or their respective dependents following termination of employment or retirement under any of the Mitek Employee Plans that are Employee Welfare Benefit Plans (as defined in Section 3(l) of ERISA).

(n)    Except as contemplated in Section 13, none of the Contemplated Transactions will result in an amendment, modification or termination of any of the Mitek Employee Plans. No written representations have been made to any employee or former employee of Mitek promising or guaranteeing any employer payment or funding for the continuation of medical, dental, life or disability coverage for any period of time beyond the end of the current plan year (except to the extent of coverage required under COBRA). No written representations have been made to any employee or former employee of Mitek concerning the employee benefits of Parascript.

5.16   Compliance with Legal Requirements; Governmental Authorizations.

(a)    Except as set forth in Part 5.16(a):

(i) Mitek is, and at all times since January 1, 2003, has been, in full compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its business or the ownership or use of any of its assets, except where non-compliance would reasonably be expected to have a Mitek Material Adverse Effect on Mitek’s assets taken as a whole;

(ii) To the Knowledge of Mitek, no event has occurred or circumstance exists that (with or without notice or lapse of time) (A) may constitute or result in a material violation by Mitek of, or a failure on the part of Mitek to comply with, any Legal Requirement or (B) may give rise to any material obligation on the part of Mitek to undertake, or to bear all or any portion of the cost of, any remedial action of any nature; and

(iii) Mitek has not received, at any time since January 1, 2003, any written notice or other written communication from any Governmental Body or any other Person regarding (A) any actual, alleged, possible or potential violation of, or failure to comply with, any Legal Requirement or (B) any actual, alleged, possible or potential obligation on the part of Mitek to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

(b)    Part 5.16(b) contains a complete and accurate list of each Governmental Authorization that is held by Mitek or that otherwise relates to Mitek’s business or its assets. Each such Governmental Authorization is valid and in full force and effect. Except as set forth in Part 5.16(b):

(i) Mitek is, and at all times since January 1, 2003, has been, in material compliance with all of the terms and requirements of each such Governmental Authorization;

(ii) To the Knowledge of Mitek, no event has occurred or circumstance exists that would (with or without notice or lapse of time) (A) constitute or result directly or indirectly in a violation of or a failure to materially comply with any term or requirement of any such Governmental Authorization, except where such violation or non-compliance would not have a Mitek Material Adverse Effect or (B) result directly or indirectly in the revocation, withdrawal, suspension, cancellation or termination of, or any modification to, any such material Governmental Authorization, except where such revocation, withdrawal, suspension, cancellation, termination or modification would not have a Mitek Material Adverse Effect;

(iii) Mitek has not received, at any time since January 1, 2003, any written notice or other written communication from any Governmental Body or any other Person regarding (A) any actual, alleged, possible or potential violation of or failure to comply with any term or requirement of any Governmental Authorization or (B) any actual, proposed, possible or potential revocation, withdrawal, suspension, cancellation, termination of or modification to any Governmental Authorization;

(iv) To the knowledge of Mitek, all applications required to have been filed for the renewal of such Governmental Authorizations have been duly filed on a timely basis with the appropriate Governmental Bodies, and all other filings required to have been made with respect to such Governmental Authorizations have been duly made on a timely basis with the appropriate Governmental Bodies, except where failure to so file would not have a Mitek Material Adverse Effect;

(v) Such Governmental Authorizations collectively constitute, in all material respects, the Governmental Authorizations necessary to permit Mitek to lawfully conduct and operate its business in the manner in which it currently conducts and operates such business and to permit Mitek to own and use its assets in the manner in which it currently owns and uses such assets.

5.17   Legal Proceedings; Orders.

(a)    Except as set forth in Part 5.17(a), there is no pending or, to the Knowledge of Mitek, threatened Proceeding:

(i) by or against Mitek that may have a Mitek Material Adverse Effect; or

(ii) that challenges, or that would have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the Contemplated Transactions.

To Mitek’s Knowledge, no event has occurred or circumstance exists that is reasonably likely to give rise to or serve as a reasonable basis for the commencement of any such Proceeding. Mitek has delivered to Parascript copies of all pleadings, correspondence and other documents relating to any Proceeding listed in Part 5.17(a). There are no Proceedings listed or required to be listed in Part 5.17(a) that would have a Mitek Material Adverse Effect.

(b)    Except as set forth in Part 5.17 (b):

(i) there is no Order to which Mitek, its business or any of its assets is subject; and

(ii) to the Knowledge of Mitek, no officer, stockholder, director or employee of Mitek is subject to any Order that prohibits such officer, stockholder, director, agent or employee from engaging in or continuing any conduct, activity or practice relating to the business of Mitek.

(c)    Except as set forth in Part 5.17(c):

(i) Mitek is, and, at all times since January 1, 2003, has been in material compliance with all of the terms and requirements of each Order to which it or any of its assets is or has been subject;

(ii) to the Knowledge of Mitek, no event has occurred or circumstance exists that is reasonably likely to constitute or result in (with or without notice or lapse of time) a violation of or failure to comply with any term or requirement of any Order to which Mitek or any of its assets is subject which would result in a Mitek Material Adverse Effect; and

(iii) Mitek has not received, at any time since January 1, 2003, any written notice or other written communication from any Governmental Body or any other Person regarding any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any Order to which Mitek or any of its assets is or has been subject.

5.18   Absence of Certain Changes and Events. Except as set forth in Part 5.18 and except for the actions taken related to the Contemplated Transactions, since the date of the Mitek Balance Sheet, Mitek has conducted its business only in its Ordinary Course of Business and there has not been any:

(a)    change in Mitek’s authorized stock;

(b)    amendment to the Governing Documents of Mitek;

(c)    payment (except in its Ordinary Course of Business) or increase by Mitek of any bonuses, salaries or other compensation to any stockholder, director, officer or employee or entry into any employment, severance or similar Contract with any stockholder, director, officer or employee;

(d)    adoption of, amendment to or increase in the payments to or benefits under, any Mitek Employee Plan;

(e)    damage to or destruction or loss of any material asset of Mitek, whether or not covered by insurance;

(f)    entry into, termination of or receipt of notice of termination of (i) any material license, distributorship, dealer, sales representative, joint venture, credit or similar Contract to which Mitek is a party, or (ii) any Contract or transaction involving a total remaining payments by Mitek of at least One Hundred Thousand Dollars ($100,000);

(g)    sale (other than sales in its Ordinary Course of Business), lease or other disposition of any asset or property of Mitek (including the Mitek Intellectual Property Assets) or the creation of any Encumbrance on any asset of Mitek other than sales of assets or property of Mitek which would not have a Mitek Material Adverse Effect;

(h)    resolution, termination or waiver of any claims or rights with a value to Mitek in excess of One Hundred Thousand Dollars ($100,000);

(i)     indication in writing by any customer of an intention to discontinue or change the terms of its relationship with Mitek, which discontinuation or change would have a Mitek Material Adverse Effect;

(j)     material change in the accounting methods used by Mitek; or

(k)    To Mitek’s Knowledge, Contract by Mitek to do any of the foregoing.

5.19    Contracts; No Defaults.

(a)    Part 5.19(a) contains an accurate and complete list, and Mitek has delivered to Parascript accurate and complete copies, of the following Contracts, which are referred to herein as “Material Mitek Contracts”:

(i) each Mitek Contract that involves performance of services or delivery of goods or materials by Mitek of an amount or value in excess of One Hundred Thousand Dollars ($100,000);

(ii) each Mitek Contract that involves performance of services or delivery of goods or materials to Mitek of an amount or value in excess of One Hundred Thousand Dollars ($100,000);

(iii) each Mitek Contract that was not entered into in its Ordinary Course of Business and that involves expenditures or receipts of Mitek in excess of One Hundred Thousand Dollars ($100,000);

(iv) each Mitek Contract affecting the ownership of, leasing of, title to, use of or any leasehold or other interest in any real or personal property (except personal property leases and installment and conditional sales agreements having a value per item or aggregate payments of less than One Hundred Thousand Dollars ($100,000) and with a term of less than one year);

(v) each Mitek Contract with any labor union or other employee representative of a group of employees relating to wages, hours and other conditions of employment;

(vi) each Mitek Contract (however named) involving a sharing of profits, losses, costs or liabilities by Mitek with any other Person;

(vii) each Mitek Contract containing covenants that in any way purport to restrict Mitek’s business activity or limit the freedom of Mitek to engage in any line of business or to compete with any Person;

(viii) each Mitek Contract providing for payments to or by any Person based on sales, purchases or profits, other than direct payments for goods;

(ix) each power of attorney of Mitek that is currently effective and outstanding;

(x) each Mitek Contract entered into other than in its Ordinary Course of Business that contains or provides for an express undertaking by Mitek to be responsible for consequential damages;

(xi) each Mitek Contract for capital expenditures in excess of One Hundred Thousand Dollars ($100,000);

(xii) each written warranty, guaranty and/or other similar undertaking with respect to contractual performance extended by Mitek other than in its Ordinary Course of Business; and

(xiii) each amendment, supplement and modification (whether oral or written) in respect of any of the foregoing.

Part 5.19(a) sets forth the parties to each Material Mitek Contract, the effective date of each Material Mitek Contract, the term of each Material Mitek Contract, the goods or services to which each Material Mitek Contract relates and the amount of the remaining commitment of Mitek under each Material Mitek Contract.

(b)    Except as set forth in Part 5.19(b), no stockholder of Mitek has or may acquire any rights under, and no stockholder of Mitek has or may become subject to any obligation or liability under, any Contract that relates to the business of Mitek or any of its assets.

(c)    Except as set forth in Part 5.19(c):

(i) each Material Mitek Contract identified or required to be identified in Part 5.19(a) has not been orally modified in any material respect (other than as described in Part 5.19(c)) and is in full force and effect and is valid and enforceable in accordance with its terms except, as to any party other than such Parascript, as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies; and

(ii) each such Material Mitek Contract identified or required to be identified in Part 5.19(a) does not require the receipt of consent of any other Person as a result of the contemplated Transactions.

(d)    Except as set forth in Part 5.19(d):

(i) Mitek is, and at all times since January 1, 2003, has been, in compliance with all material terms and requirements of each Material Mitek Contract;

(ii) to the Knowledge of Mitek, each other Person that has any obligation or liability under any Material Mitek Contract, and at all times since January 1, 2003, has been, in full compliance with all material terms and requirements of such Material Mitek Contract;

(iii) to the Knowledge of Mitek, no event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with or result in a Breach of, or give Mitek or other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or payment under, or to cancel, terminate or modify, any Material Mitek Contract, except where the occurrence of such event or existence of such circumstance would not have a Mitek Material Adverse Effect;

(iv) to the Knowledge of Mitek, no event has occurred or circumstance exists under or by virtue of any Material Mitek Contract that (with or without notice or lapse of time) would cause the creation of any Encumbrance affecting any of its assets which would have a Mitek Material Adverse Effect; and

(v) Mitek has not given to or received from any other Person, at any time since January 1, 2003, any written notice or other written communication regarding any actual, alleged, possible or potential violation or Breach of, or default under, any Material Mitek Contract.

(e)    There are no renegotiations of, written requests to renegotiate or outstanding rights to renegotiate any material amounts paid or payable to Mitek under any Mitek Contracts.

(f)    Each Mitek Contract relating to the sale, design, manufacture or provision of products or services by Mitek has been entered into in the Ordinary Course of Business of Mitek and has been entered into without the commission of any act alone or in concert with any other Person, or any consideration having been paid or promised, that is or would be in violation of any Legal Requirement.

5.20   Insurance.

(a)    The Mitek Data Room contains:

(i) copies of all policies of insurance (and correspondence relating to coverage thereunder) to which Mitek is a party or under which Mitek is or has been covered at any time since January 1, 2003 a list of which is included in Part 5.20(a); and

(ii) copies of all pending applications by Mitek for policies of insurance.

(b)    Part 5.20(b) describes:

(i) any self-insurance arrangement by or affecting Mitek, including any reserves established thereunder and description of loss experience for all claims that were self insured, including the number and aggregate cost of such claims;

(ii) any Contract or arrangement, other than a policy of insurance, for the transfer or sharing of any risk to which Mitek is a party or which involves the business of Mitek; and

(iii) all obligations of Mitek to provide insurance coverage to Third Parties (for example, under Leases or service agreements) and identifies the policy under which such coverage is provided.

(c)    Part 5.20(c) sets forth, by year, for the current policy year and each of the three (3) preceding policy years, a summary of the loss experience for an amount in excess of Five Hundred Thousand Dollars ($500,000) under each policy of insurance. Such summary includes the name of claimant, description of the policy by insurer, type of insurance, and period of coverage and amount and brief description of the claim.

(d)    Except as set forth in Part 5.20(d):

(i) to the Knowledge of Parascript, all policies of insurance to which Mitek is a party or that provide coverage to Mitek are valid, outstanding and enforceable and are sufficient for compliance with all Legal Requirements;

(ii) Mitek has not received (A) any refusal of coverage or any notice that a defense will be afforded with reservation of rights or (B) any written notice of cancellation or any other written indication that any policy of insurance is no longer in full force or effect or that the issuer of any policy of insurance is not willing or able to perform its obligations thereunder;

(iii) Mitek has paid all premiums due, and has otherwise performed all of its obligations, under each policy of insurance to which it is a party; and

(iv) to the Knowledge of Mitek, Mitek has given notice to the insurer of all claims that may be insured thereby.

5.21   Employees.

(a)    The Mitek Data Room contains a complete and accurate list of the following information for each employee, officer, independent contractor, consultant and agent of Mitek, including each employee on leave of absence or layoff status: employer; name; job title; date of hiring or engagement; date of commencement of employment or engagement; current compensation paid or payable and any change in compensation since January 1, 2003; sick and vacation leave that is accrued but unused; and service credited for purposes of vesting and eligibility to participate under any Mitek Employee Plan, or any other employee or director benefit plan. Part 5.21(a) contains a list of all retired employees of Mitek receiving any retirement benefits from plans or arrangements maintained by Mitek and the amounts thereof.

(b)    Part 5.21(b) states the number of employees terminated by Mitek since January 1, 2003, and contains a complete and accurate list of the following information for each employee of Mitek who has been terminated or laid off, or whose hours of work have been reduced by more than fifty percent (50%) by Mitek, in the six (6) months prior to the date of this Agreement: (i) the date of such termination, layoff or reduction in hours; (ii) the reason for such termination, layoff or reduction in hours; and (iii) the location to which the employee was assigned, if applicable.

(c)    Mitek has not violated the WARN Act or any similar state or local Legal Requirement. During the ninety (90) day period prior to the date of this Agreement, Mitek has terminated no employees.

(d)    To the Knowledge of Mitek, no officer, stockholder, director, agent, employee, consultant, or contractor of Mitek is bound by any Contract that purports to limit the ability of such Person (i) to engage in or continue or perform any conduct, activity, duties or practice relating to the business of Mitek or (ii) to assign to Mitek or to any other Person any rights to any invention, improvement, or discovery. No former or current employee of Mitek is a party to, or is otherwise bound by, any Contract that materially adversely affects the ability of Mitek to conduct the business carried on by Mitek as of the date hereof.

5.22   Labor Disputes; Compliance.

(a)    Mitek has complied in all material respects with all Legal Requirements relating to employment practices, terms and conditions of employment, equal employment opportunity, nondiscrimination, immigration, wages, hours, benefits, collective bargaining and other requirements, the payment of social security and similar Taxes and occupational safety and health. Mitek is not liable for the payment of any Taxes, fines, penalties, or other amounts, however designated, for failure to comply with any of the foregoing Legal Requirements except where the failure to comply would not have a Material Adverse Effect on Mitek.

(b)    Except as disclosed in Part 5.22(b), (i) Mitek has not been, and is not now, a party to any collective bargaining agreement or other labor contract; (ii) since January 1, 2003, there has not been, there is not presently pending or existing, and, to the Knowledge of Mitek, there is not threatened, any strike, slowdown, picketing, work stoppage or employee grievance process involving Mitek; (iii) to the Knowledge of Mitek, no event has occurred or circumstance exists that would provide the basis for any work stoppage or other labor dispute; (iv) there is not pending or, to the Knowledge of Mitek, threatened against or affecting Mitek any Proceeding relating to the alleged violation of any Legal Requirement pertaining to labor relations or employment matters, including any charge or complaint filed with the National Labor Relations Board or any comparable Governmental Body, and, to the Knowledge of Mitek, there is no organizational activity or other labor dispute against or affecting Mitek; (v) no application or petition for an election of or for certification of a collective bargaining agent is pending; (vi) no grievance or arbitration Proceeding exists that would have a Material Adverse Effect upon Mitek or the conduct of its business; (vii) there is no lockout of any employees by Mitek, and no such action is contemplated by Mitek; and (viii) there has been no charge of discrimination filed against or, to Mitek’s Knowledge, threatened against Mitek with the Equal Employment Opportunity Commission or similar Governmental Body.

5.23   Mitek Intellectual Property Assets.

(a)    The term “Mitek Intellectual Property Assets” means all intellectual property owned or licensed (as licensor or licensee) by Mitek in which Mitek has a material proprietary interest, including:

(i) Mitek’s name, all assumed fictional business names, trade names, registered and unregistered trademarks, service marks and applications owned by Mitek (collectively, “Mitek Marks”);

(ii) all patents, patent applications and inventions and discoveries that may be patentable and owned by Mitek (collectively, “Mitek Patents”);

(iii) all registered and unregistered copyrights in both published works and unpublished works owned by Mitek (collectively, “Mitek Copyrights”);

(iv) all rights in mask works owned by Mitek;

(v) all know-how, trade secrets, confidential or proprietary information, customer lists, source code to Software, technical information, data, process technology, plans, drawings and blue prints owned by Mitek (collectively, “Mitek Trade Secrets”); and

(vi) all rights in internet web sites and internet domain names presently owned by Mitek (collectively “Mitek Net Names”).

(b)    Part 5.23(b) contains a complete and accurate list and summary description including royalties paid or received by Mitek and the Mitek Data Room contains accurate and complete copies of all Mitek Contracts (other than Material Mitek Contracts referred to in Section 5.19 or listed in Part 5.19) relating to the Mitek Intellectual Property Assets, except for any license implied by the sale of a product, Mitek Contracts related to the distribution, resale or similar arrangement of Mitek Intellectual Property Assets in the Ordinary Course of Business and licenses for commonly available Software programs under which Mitek is the licensee. There are no outstanding and, to the Knowledge of Mitek, no threatened disputes or to disagreements with respect to any such Contract.

(c)    Except as set forth in Part 5.23(c),

(i) the Mitek Intellectual Property Assets are all those used in the operation of Mitek’s business as it is currently conducted. Mitek is the owner or licensee of all right, title and interest in and to each of the Mitek Intellectual Property Assets, and has the right to use all of the Mitek Intellectual Property Assets, subject to any Mitek Contracts with Third Parties related to such Mitek Intellectual Property Assets which are listed on Part 5.23(c).

(ii) all former and current employees of Mitek have executed written Contracts with Mitek that assign to Mitek all rights to any inventions, improvements, discoveries or information relating to the business of Mitek.

(iii) all contracts or license agreements with any Related Person of Mitek are arms-length transactions.

(d)    Part 5.23(d) contains a complete and accurate list of all Mitek Patents. With respect to subsections (i), (ii) and (iii) below, except where the failure to do so or failure thereof would not have a Mitek Material Adverse Effect:

(i) All of the issued Mitek Patents are currently in compliance with formal legal requirements (including payment of filing, examination and maintenance fees and proofs of working or use), are valid and enforceable, and are not subject to any maintenance fees or taxes or actions falling due within ninety (90) days after the Closing Date.

(ii) No Mitek Patent has been or is now involved in any interference, reissue, reexamination, or opposition Proceeding. To the Knowledge of Mitek, there is no potentially interfering patent or patent application of any Third Party.

(iii) Except as set forth in Part 5.23(d), to the Knowledge of Mitek (A) no Mitek Patent is infringed or has been challenged or threatened in any way and (B) none of the products manufactured or sold, nor any process or know-how used, by Mitek infringes or is alleged to infringe any patent or other proprietary right of any other Person.

(e)    Part 5.23(e) contains a complete and accurate list of all Mitek Marks. With respect to subsections (i), (ii), (iii) and (iv) below, except where the failure to do so or failure thereof would not have a Mitek Material Adverse Effect:

(i) All Mitek Marks that have been registered with the United States Patent and Trademark Office, are currently in compliance with all formal Legal Requirements (including the timely post-registration filing of affidavits of use and incontestability and renewal applications), and are valid and enforceable and are not subject to any maintenance fees or taxes or actions falling due within ninety (90) days after the Closing Date.

(ii) No Mitek Mark has been or is now involved in any opposition, invalidation or cancellation Proceeding and no such action is, to Mitek’s Knowledge, threatened with respect to any of the Mitek Marks.

(iii) There is, to Mitek’s Knowledge, no potentially interfering trademark or trademark application of any other Person related to any Mitek Marks.

(iv) To Mitek’s Knowledge, no Mitek Mark is infringed or has been challenged or threatened in any way. None of the Mitek Marks infringes or is alleged to infringe any trade name, trademark or service mark of any other Person.

(f)    Part 5.23(f) contains a complete and accurate list of all Mitek Copyrights. With respect to subsections (i) and (ii) below, except where the failure to do so or failure thereof would not have a Mitek Material Adverse Effect:

(i) All of the registered Mitek Copyrights are currently in compliance with formal Legal Requirements, and are valid and enforceable, and are not subject to any maintenance fees or taxes or actions falling due within ninety (90) days after the date of Closing.

(ii) To Mitek’s Knowledge, no Mitek Copyright is infringed or has been challenged or threatened in any way. None of the subject matter of any of the Mitek Copyrights infringes or is alleged to infringe any copyright of any Third Party or is a derivative work based upon the work of any other Person.

(g)    Mitek has taken reasonable precautions to protect the secrecy, confidentiality and value of its material Mitek Trade Secrets. No Mitek Trade Secret is subject to any adverse claim or has been challenged or, to Mitek’s Knowledge, threatened in any way or infringes any intellectual property right of any other Person.

(h)    Part 5.23(h) contains a complete and accurate list of all Mitek Net Names. With respect to subsections (i), (ii), (iii) and (iv) below, except where the failure to do so or failure thereof would not have a Mitek Material Adverse Effect:

(i) All Mitek Net Names have been registered in the name of Mitek and are in compliance with all formal Legal Requirements.

(ii) No Mitek Net Name has been or is now involved in any dispute, opposition, invalidation or cancellation Proceeding and no such action is, to Mitek’s Knowledge, threatened with respect to any Mitek Net Name.

(iii) To the Knowledge of Mitek, there is no domain name application pending of any other person which would or would potentially interfere with or infringe any Mitek Net Name.

(iv) To the Knowledge of Mitek, no Mitek Net Name is infringed or has been challenged, interfered with or threatened in any way. No Mitek Net Name infringes, interferes with or is alleged to interfere with or infringe the trademark, copyright or domain name of any other Person.

5.24    Relationships With Related Persons. Except as disclosed in Part 5.24, no Related Person of Mitek has, or since January 1, 2003, has had, any interest in any of Mitek’s assets. No Related Person of Mitek owns, or since January 1, 2003, has owned, of record or as a beneficial owner, an equity interest or any other financial or profit interest in any Person that has had business dealings or a material financial interest in any transaction with Mitek other than business dealings or transactions disclosed in Part 5.24, each of which has been conducted in the Ordinary Course of Business with Mitek at substantially prevailing market prices and on substantially prevailing market terms. Except as set forth in Part 5.24, no Related Person of Mitek is a party to any Contract with, or has any claim or right against, Mitek.

5.25    Brokers or Finders. Except as disclosed in Part 5.25, neither Mitek nor any of its Representatives have incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with the Contemplated Transactions.

5.26    SEC Reports.

(a)    Mitek has filed all reports, schedules, forms, certifications, statements and other documents required to be filed by Mitek with the SEC (the “Mitek SEC Documents”). All Mitek SEC Documents are available from the SEC on the EDGAR System or in the Mitek Data Room.

(b)    As of its respective date, each Mitek SEC Document complied in all material respects with the requirements of the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Mitek SEC Document, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any Mitek SEC Document has been revised or superseded by a later filed Mitek SEC Document, none of the Mitek SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of Mitek included in the Mitek SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-QSB of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of Mitek as of the dates thereof and the consolidated results of its operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments). The principal executive officer of Mitek and the principal financial officer of Mitek have made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC promulgated thereunder (the “Sarbanes-Oxley Act”) with respect to the Mitek SEC Documents. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. As used in this Section 5.26, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

5.27    NASDAQ Listing. Mitek represents that shares of Common Stock were delisted from the NASDAQ SmallCap Market following a hearing before a Nasdaq Listing Qualifications Panel on April 22, 2004, and that Nasdaq informed Mitek the delisting was due to Mitek’s failure to satisfy the $2.5 million shareholder’s equity requirement as of December 31, 2003. Mitek further represents that it knows of no other reasons for delisting or impediments to relisting other than the normal requirements of the NASDAQ SmallCap Market.

5.28    The Mitek Data Room. Mitek has established a limited access, coded data room through the services of Merrill Corporation as a repository for certain of Mitek’s documents and information in electronically readable and retrievable form. The phrase “The Mitek Data Room contains. . .” means that the document, list, schedule or other information or matter referred to as being contained in the Mitek Data Room is a true and complete copy of the original of the referenced document, is a complete and accurate listing, schedule or other presentation of information or matter to which reference is made (unless otherwise clearly noted or explained in such reference), is listed in and may be located by referring to the index for the contents of the Mitek Data Room and is readable by computer access and may be reproduced in full by printer.

5.29    Disclosure. No representation or warranty or other statement made by Mitek in this Agreement, the Mitek Disclosure Letter, any supplement to the Mitek Disclosure Letter, any certificate delivered by Mitek pursuant to this Agreement and any information provided by Mitek for use in the Registration Statement or the Proxy Statement or otherwise in connection with the Contemplated Transactions contains any untrue statement or omits to state a material fact necessary to make any of them, in light of the circumstances in which it was made, not misleading.

6.    COVENANTS OF PARASCRIPT PRIOR TO CLOSING.

6.1     Access and Investigation. Between the date of this Agreement and the Closing Date, and upon reasonable advance notice received from Mitek, Parascript shall during regular business hours, (a) afford Mitek and its Representatives and prospective investors and/or lenders and their Representatives (collectively, “Mitek Group”) full and free access to Parascript’s personnel, properties, Contracts, Governmental Authorizations, books and Records and other documents and data, such rights of access to be exercised in a manner that does not unreasonably interfere with the operations of Parascript; (b) furnish Mitek Group with copies of all such Contracts, Governmental Authorizations, books and Records and other existing documents and data as Mitek may reasonably request; (c) furnish Mitek Group with such additional financial, operating and other relevant data and information as Mitek may reasonably request; and (d) otherwise cooperate and assist, to the extent reasonably requested by Mitek, with Mitek’s investigation of the properties, assets and financial condition related to Parascript. In addition, Mitek shall have the right to have the Real Property of Parascript and Tangible Personal Property of Parascript inspected by Mitek Group, at Mitek’s sole cost and expense, for purposes of determining the physical condition and legal characteristics of such Real Property and Tangible Personal Property, upon reasonable advance notice and during regular business hours of Parascript.

6.2     Operation of the Business of Parascript. Between the date of this Agreement and the Closing, Parascript shall, except for actions related to the Contemplated Transactions, including the AIS Separation:

(a)    conduct its business only in its Ordinary Course of Business;

(b)    use its commercially reasonable efforts subject to its business judgment to preserve intact its current business organization, keep available the services of its officers, employees and agents and maintain its relations and good will with suppliers, customers, landlords, creditors, employees, agents and others having business relationships with it;

(c)    make no distributions of cash in excess of $1,694,472, other than distributions in the aggregate amount of Three Hundred Sixty Thousand Dollars ($360,000) per month to certain Members in Parascript’s Ordinary Course of Business and the distributions provided for in Section 7.5;

(d)   confer with Mitek prior to implementing material operational decisions outside Parascript’s Ordinary Course of Business or Parascript’s current business plan;

(e)   otherwise verbally report periodically to Mitek upon Mitek’s reasonable request concerning the overall status of its business, operations and finances;

(f)     make no material changes in management personnel without prior consultation with Mitek;

(g)    maintain Parascript’s assets in a state of repair and condition that complies with Legal Requirements and is consistent with Parascript’s Ordinary Course of Business;

(h)    keep in full force and effect, without amendment, all material rights relating to Parascript’s business;

(i)     comply with all Legal Requirements and contractual obligations applicable to the operations of Parascript’s business in all material respects;

(j)     continue in full force and effect its current insurance coverage;

(k)    except as required to comply with ERISA or to maintain qualification under Section 401(a) of the Code, not amend, modify or terminate any Parascript Employee Plan without the express written consent of Mitek, and except as required under the provisions of any Parascript Employee Plan, not make any contributions to or with respect to any Parascript Employee Plan without the express written consent of Mitek;

(l)    cooperate with Mitek and assist Mitek in identifying the Governmental Authorizations required by Mitek to operate the business from and after the Closing Date and either transferring existing Governmental Authorizations of Parascript to Mitek, where permissible, or obtaining new Governmental Authorizations for Mitek;

(m)   upon request from time to time, execute and deliver all documents, make all truthful oaths, testify in any Proceedings and do all other acts that may be reasonably necessary or desirable in the opinion of Mitek to consummate the Contemplated Transactions, all without further consideration; and

(n)    maintain in the Ordinary Course of Business all books and Records of Parascript relating to Parascript’s business.

6.3    Negative Covenant. Except as otherwise expressly permitted herein or as necessary or desirable regarding the AIS Separation, between the date of this Agreement and the Closing Date, Parascript shall not, without the prior written Consent of Mitek which shall not be unreasonably withheld, conditioned or delayed,

(a)    take any affirmative action, or fail to take any reasonable action within its control, as a result of which any of the changes or events listed in Sections 3.14 or 3.18 would be likely to occur;

(b)    enter into any compromise or settlement of any litigation, proceeding or governmental investigation relating to Parascript’s assets, the business of Parascript or Parascript’s Liabilities.

(c)    increase the compensation payable to or to become payable to any executive officer;

(d)    acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets of any other person (other than the purchase of assets from suppliers or vendors in Parascript’s Ordinary Course of Business);

(e)    sell, lease, exchange, mortgage, pledge, transfer or otherwise dispose of, or agree to sell, lease, exchange, mortgage, pledge, transfer or otherwise dispose of, any of its material assets or any material assets of any of its subsidiaries;

(f)    release any third party from its obligations, or grant any consent, under any existing standstill provision relating to a Competing Transaction or otherwise under any confidentiality or other agreement, or fail to fully enforce any such agreement;

(g)    change any of its methods of accounting in effect at December 31, 2005, or make or rescind any express or deemed election relating to Taxes, settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes (except where the amount of such settlements or controversies, individually or in the aggregate, does not exceed Twenty Five Thousand Dollars ($25,000)), or change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns for the taxable year ended December 31, 2005, except, in each case, as may be required by law or GAAP;

(h)    incur any obligation for borrowed money or purchase money indebtedness or guarantee, whether or not evidenced by a note, bond, debenture or similar instrument, except in the Ordinary Course of Business consistent with past practice, and in no event in excess of the limit on Advances (as defined in the Loan Agreement) under the Loan Agreement in the aggregate;

(i)     enter into any material arrangement, agreement or contract with any third party which provides for an exclusive arrangement with that third party or is substantially more restrictive on Parascript or substantially less advantageous to Parascript than arrangements, agreements or contracts existing on the date hereof;

(j)     adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization of Parascript;

(k)     pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations: (i) incurred in its Ordinary Course of Business, or (ii) which are legally required to be paid, discharged or satisfied;

(l)     knowingly take, or agree to commit to take, any action that would make any representation or warranty of Parascript contained herein inaccurate in any respect at, or as of any time prior to, the Closing Date;

(m)    agree to or approve any commitment, including any authorization for expenditure or agreement to acquire property, obligating Parascript for an amount in excess of Five Hundred Thousand Dollars ($500,000); or

(n)     agree in writing or otherwise to do any of the foregoing.

6.4    Required Approvals. As promptly as practicable after the date of this Agreement, Parascript shall make all filings, including, but not limited to, all foreign filings, required by Legal Requirements to be made by it in order to consummate the Contemplated Transactions. Parascript also shall cooperate with Mitek and its Representatives with respect to all filings that Mitek elects to make or, pursuant to Legal Requirements, shall be required to make in connection with the Contemplated Transactions. Parascript also shall cooperate with Mitek and its Representatives in obtaining all Parascript Consents.

6.5    Notification. Between the date of this Agreement and the Closing, Parascript shall promptly notify Mitek in writing if it becomes aware of (a) any fact or condition that causes or constitutes a Breach of any of Parascript’s representations and warranties contained in Article 3 made as of the date of this Agreement or (b) the occurrence after the date of this Agreement of any fact or condition that would be reasonably likely to (except as expressly contemplated by this Agreement) cause or constitute a Breach of any such representation or warranty had that representation or warranty been made as of the time of the occurrence of, or Parascript’s discovery of, such fact or condition. Should any such fact or condition require any change to the Parascript Disclosure Letter, Parascript shall promptly deliver to Mitek a supplement to the Parascript Disclosure Letter specifying such change. Such delivery shall not affect any rights of Mitek under Sections 11.2 (Effect of Termination), 11.3 (Fees, Expenses and Other Payments) or Article 14 (Indemnification; Remedies). During the same period, Parascript also shall promptly notify Mitek of the occurrence of any Breach of any covenant of Parascript in this Article 6 or of the occurrence of any event that may make the satisfaction of the conditions in Article 9 impossible or unlikely.

6.6    No Shopping. Until such time as this Agreement shall be terminated pursuant to Section 11.1, Parascript shall not, and shall cause Parascript’s Representatives not to, directly or indirectly solicit, initiate, encourage or entertain any inquiries or proposals from, discuss or negotiate with, provide any nonpublic information to or consider the merits of any inquiries or proposals from any Person (other than Mitek) relating to any Acquisition Proposal. Parascript shall notify Mitek of any such inquiry or proposal within twenty-four (24) hours of receipt or awareness of the same by Parascript. Notwithstanding the foregoing, prior to the approval of this Agreement by the Members of such Parascript, this Section 6.6 shall not prohibit Parascript from furnishing nonpublic information regarding Parascript to, or entering into discussions with, any person, group or entity in response to any such inquiry or proposal that is submitted to Parascript by such person, group or entity (and not withdrawn) if the boards of directors (or similar governing body) of Parascript concludes in good faith, after having taken into account the advice of its outside legal counsel, that such action is required in order for the board of directors (or similar governing body) of Parascript to comply with its fiduciary obligations to Parascript’s Members under applicable Law.

6.7    Best Efforts. Parascript shall use its Best Efforts to cause the conditions in Article 9 to be satisfied.

6.8    Interim Financial Statements. Until the Closing Date, Parascript shall deliver to Mitek within ten (10) days after the end of each month a copy of Parascript’s unaudited financial statements for such month prepared in a manner and containing information consistent with Parascript’s current practices and certified by such Parascript’s chief financial officer as to compliance with Section 3.4.

6.9    Payment of Liabilities. Parascript shall pay or otherwise satisfy in the Ordinary Course of Business all of its Liabilities as such Liabilities become due and payable. Mitek and Parascript hereby waive compliance with the bulk-transfer provisions of the Uniform Commercial Code (or any similar law) (“Bulk Sales Laws”) in connection with the Contemplated Transactions.

7.     ADDITIONAL AGREEMENTS.

7.1    Preparation of the Proxy Statement; Mitek Stockholders Meeting; Parascript Members Meeting.

(a)    As soon as practicable following the date of this Agreement, Mitek shall, with the cooperation and participation of Parascript, which shall include the prompt provision of information reasonably requested by Mitek, prepare and after receipt of approval by Parascript which approval shall not be unreasonably withheld, conditioned or delayed, file with the SEC the proxy statement in preliminary form (the “Proxy Statement”), and each of Parascript and Mitek shall use its commercially reasonable efforts to respond as promptly as practicable to any comments of the SEC with respect thereto. Mitek shall use its Best Efforts to (i) prepare and file with the SEC the definitive Proxy Statement, (ii) cause the Proxy Statement and the prospectus to be included in the Registration Statement (as that term is defined below), including any amendment or supplement thereto, and (iii) to cause the definitive Proxy Statement to be mailed to Mitek’s stockholders as promptly as practicable after the Registration Statement is declared effective by the SEC. Mitek shall also take any action required to be taken under any applicable state securities laws in connection with the issuance of Mitek common stock in the Contemplated Transactions. The parties shall notify each other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and shall supply each other with copies of all correspondence between such or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or the Contemplated Transactions.

(b)    As soon as practicable following the date of this Agreement, Mitek, with the cooperation and participation of Parascript, which shall include the prompt provision of information reasonably requested by Mitek, shall prepare and, after receipt of approval by Parascript, which approval shall not be unreasonably withheld, conditioned or delayed, file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”), in which the Proxy Statement shall be included as part of the prospectus, and the parties hereto shall each use their Best Efforts to have the Registration Statement declared effective by the SEC as promptly as practicable after such filing. Mitek shall after consultation with Parascript, respond promptly to any comments made by the SEC with respect to the Registration Statement. Mitek shall allow Parascript’s full participation in the preparation of the Registration Statement and any amendment or supplement thereto and shall consult with Parascript and its advisors concerning any comments from the SEC with respect thereto.

(c)    If, prior to the Closing, any event occurs with respect to Parascript, or any change occurs with respect to other information supplied by Parascript for inclusion in the Proxy Statement or Registration Statement, which is required to be described in an amendment of, or a supplement to, the Proxy Statement or Registration Statement, Parascript shall promptly notify Mitek of such event, and Parascript and Mitek shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement or Registration Statement and, as required by Law, in disseminating the information contained in such amendment or supplement to Mitek’s stockholders.

(d)    If, prior to the Closing, any event occurs with respect to Mitek, or any change occurs with respect to other information supplied by Mitek for inclusion in the Proxy Statement or Registration Statement, which is required to be described in an amendment of, or a supplement to, the Proxy Statement or Registration Statement, Mitek shall promptly notify Parascript of such event, and Mitek and Parascript shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement or Registration Statement and, as required by Law, in disseminating the information contained in such amendment or supplement to Mitek’s stockholders.

(e)    Mitek shall, promptly after the date hereof, take all action necessary to duly call, give notice of, convene and hold a meeting of its stockholders (the “Mitek Stockholders Meeting”) as soon as practicable after the Registration Statement is declared effective. Mitek shall use its Best Efforts to cause the Proxy Statement to be mailed to Mitek’s stockholders as soon as practicable after the Registration Statement is declared effective. Mitek shall, through its board of directors, recommend to its stockholders that they approve the Contemplated Transactions, the Merger, the Mitek Name Change, the Amendment to the Certificate of Incorporation increasing the number of authorized shares of Mitek’s common stock from 40,000,000 to 200,000,000 (as such number may be proportionally adjusted as a result of the reverse stock split referred to in Section 12.1) (the “Certificate Amendment”) and the composition of the Board of Directors as set forth in Section 10.11, the amendment of the current Mitek Systems, Inc. 2006 Stock Option Plan or adoption of a new stock option plan that increases the number of shares of Mitek common stock available thereunder to 23,000,000 (as such number may be proportionally adjusted as a result of the reverse stock split referred to in Section 12.1) shares, except to the extent that Mitek’s board of directors shall have withdrawn its approval or recommendation of this Agreement and the Contemplated Transactions, which withdrawal may be made only if deemed by Mitek’s board of directors to be necessary in order to comply with its fiduciary duties. Notwithstanding any other provision thereof, Mitek shall not be restricted from complying with any of its obligations under the Exchange Act.

(f)    Parascript shall take all action necessary to duly call, give notice of, convene and hold a meeting of its Members (the “Parascript Meeting”), as soon as practicable after the Registration Statement is declared effective. Parascript shall use its commercially reasonable efforts to cause the Proxy Statement to be mailed to the Members as soon as practicable after the Registration Statement is declared effective. Parascript shall, through its Managing Member or equivalent governing body, recommend to the Members that they approve the Contemplated Transactions and the Merger, except to the extent that Parascript’s Managing Member or equivalent governing body shall have withdrawn its approval or recommendation of this Agreement and the Contemplated Transactions, which withdrawal may be made only if deemed by Parascript’s Managing Member or equivalent governing body to be necessary in order to comply with its fiduciary duties.

7.2    Initial Disclosure Letter. Concurrently with the execution of this Agreement, Parascript shall deliver a Parascript Disclosure Letter to Mitek and Mitek shall deliver a Mitek Disclosure Letter to Parascript. Such Parascript Disclosure Letter and Mitek Disclosure Letter (each an “Initial Disclosure Letter” and collectively, the “Initial Disclosure Letters”) shall (i) be arranged in sections and subsections corresponding to the sections and subsections contained in Sections 3 and 5, respectively, and the disclosure in any section or subsection of the Initial Disclosure Letters shall qualify only the corresponding section or subsection in Section 3 or Section 5, as the case may be, unless it is reasonably apparent that the disclosure in any section or subsection of such Initial Disclosure Letters should apply to one or more other sections or subsections thereof, (ii) constitute representations and warranties of the respective parties, and (iii) be updated, amended and supplemented, as appropriate through the Supplemental Disclosure Letter(s) (as defined below) through the Closing, so that the Parascript Disclosure Letter and Mitek Disclosure Letter shall, as of the Closing, contain accurate, true and correct information and data, and shall be executed by Parascript, on one hand, or Mitek on the other, and dated the Closing Date. Terms used and defined in this Agreement shall have the same definition when used in the Initial Disclosure Letter and the Supplemental Disclosure Letter. If there is any inconsistency between the statements in this Agreement and those in such Disclosure Letter (other than an exception expressly set forth as such in such Disclosure Letter with respect to a specifically identified representation or warranty), the statements in this Agreement will control.

7.3    Supplemental Disclosure Letter. Parascript and Mitek agree that, with respect to their respective Initial Disclosure Letter, they shall have the continuing obligation until the Closing Date to supplement, modify or amend promptly their respective Initial Disclosure Letter with respect to (a) any matter occurring after the date hereof that, if existing or occurring on or before the date of this Agreement, would have been required to be set forth or described in the Initial Disclosure Letter (the “New Matters”), and (b) other matters which are not New Matters but should have been set forth or described in the Initial Disclosure Letter as of the date hereof (the “Other Matters”). Any such supplement, modification or amendment (each a “Supplemental Disclosure Letter” and, collectively, the “Supplemental Disclosure Letters”) (i) that reflects a New Matter shall qualify the representations and warranties of Parascript or Mitek, as the case may be, for all purposes of this Agreement, and (ii) that reflects one or more Other Matters shall not qualify any of the representations or warranties of Parascript or Mitek, as the case may be, for any purpose under this Agreement, and shall be provided solely for informational purposes and (iii) shall constitute representations and warranties of the respective parties. On or before the Closing Date, Parascript will prepare and deliver to Mitek and Mitek will prepare and deliver to Parascript a copy of the Supplemental Disclosure Letter revised to reflect any supplement, modification or amendment required pursuant to this Section 7.3. Parascript and Mitek shall deliver their respective Supplemental Disclosure Letter at least five (5) Business Days before the Closing Date. If no Supplemental Disclosure Letter satisfying the foregoing requirements is provided by Parascript or Mitek, as the case may be, the Initial Disclosure Letter as delivered upon the execution of this Agreement shall continue to apply. If there is any inconsistency between the statements in this Agreement and those in such Disclosure Letter (other than an exception expressly set forth as such in such Disclosure Letter with respect to a specifically identified representation or warranty), the statements in this Agreement will control.

7.4   Authorization of the Member Representative.

(a)    The Member Representative is authorized and empowered to act as a representative for the benefit of the each Member as the exclusive agent and attorney-in-fact with the power and authority to act on behalf of each Member in connection with and to facilitate the consummation of the Merger and the other transactions contemplated herein, including pursuant to the Escrow Agreement, which shall include the power and authority:

(i) to execute and deliver the Escrow Agreement (with such modifications or changes therein as to which the Member Representative, in its sole discretion, shall have consented) and to agree to such amendments or modifications thereto as the Member Representative, in its sole discretion, determines to be desirable;

(ii) to execute and deliver such waivers and consents in connection with this Agreement and the Escrow Agreement and the consummation of the transactions contemplated hereby and thereby as the Member Representative, in its sole discretion, may deem necessary or desirable;

(iii) as the Member Representative, to enforce and protect the rights and interests of the Members (including, if applicable, the Member Representative, in its capacity as a Member or affiliate of a Member) and to enforce and protect the rights and interests of the Member Representative arising out of or under or in any manner relating to this Agreement and the Escrow Agreement, and each other agreement, document, instrument or certificate referred to herein or therein or the transactions provided for herein (including in connection with any and all claims for reimbursement or indemnification as the case may be), and to take any and all actions that the Member Representative believes are necessary or appropriate under the Escrow Agreement or this Agreement for and on behalf of the Members, including defending any claims by any Mitek Indemnified Person or the Surviving Company, consenting to, compromising or settling any such claims, conducting negotiations with any Mitek Indemnified Person, the Surviving Company and their respective representatives regarding such claims, and, in connection therewith, to investigate, defend, contest or litigate any claim initiated by any Mitek Indemnified Person, the Surviving Company, or any other Person, or by any federal, state or local Governmental Body against the Member Representative or any Member, and receive process on behalf of any or all Members in any such claim and compromise or settle on such terms as the Member Representative shall determine to be appropriate, and give receipts, releases and discharges with respect to, any such claim; file any proofs of debt, claims and petitions as the Member Representative may deem advisable or necessary; settle or compromise any claims asserted under the Escrow Agreement; and file and prosecute appeals from any decision, judgment or award rendered in any such claim;

(iv) to refrain from enforcing any right of the Members or any of them or the Member Representative arising out of or under or in any manner relating to this Agreement or the other documents contemplated herein; provided, however, that no such failure to act on the part of the Member Representative, except as otherwise provided in this Agreement or in the Escrow Agreement, shall be deemed a waiver of any such right or interest by the Member Representative or by the Members unless such waiver is in writing signed by the waiving party; and

(v) to make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all action that the Member Representative, in its sole and absolute discretion, may consider necessary or proper or convenient in connection with or to carry out the transactions contemplated by this Agreement or the other documents contemplated herein.

(b)    The Member Representative shall not be entitled to any fee, commission or other compensation for the performance of its services hereunder, but shall be entitled to the payment of all its expenses incurred as the Member Representative. In connection with the foregoing, at the Closing, the Surviving Company shall transfer $50,000 (the “Expense Funds”) to the Member Representative, to be used by the Member Representative to pay expenses incurred by the Member Representative in its capacity as the Member Representative. Once the Member Representative determines, in its sole discretion, that the Member Representative will not incur any additional expenses in its capacity as the Member Representative, then the Member Representative will appropriately distribute the remaining unused Expense Funds, if any, to the Members. In connection with this Agreement and the other documents contemplated herein, and in exercising or failing to exercise all or any of the powers conferred upon the Member Representative hereunder, the Member Representative shall (i) incur no responsibility whatsoever to any Members by reason of any error in judgment or other act or omission performed or omitted hereunder or in connection with any other Merger Document, excepting only responsibility for any act or failure to act which represents gross negligence or willful misconduct, and (ii) be entitled to rely on the advice of counsel, public accountants or other independent experts experienced in the matter at issue, and any error in judgment or other act or omission of the Member Representative pursuant to such advice shall in no event subject the Member Representative to liability to any Members. Each Member shall indemnify, pro rata based on the amount of consideration such holder received in connection with the Merger in respect of such holder’s Units, the Member Representative against all losses, damages, liabilities, claims, obligations, costs and expenses, including reasonable attorneys’, accountants’ and other experts’ fees and the amount of any judgment against them, of any nature whatsoever (including any and all expense whatsoever reasonably incurred in investigating, preparing or defending against any litigation, commenced or threatened or any claims whatsoever), arising out of or in connection with any claim, investigation, challenge, action or proceeding or in connection with any appeal thereof, relating to the acts or omissions of the Member Representative hereunder, or under the Escrow Agreement or otherwise. The foregoing indemnification shall not apply in the event of any action or proceeding which finally adjudicates the liability of the Member Representative hereunder for its gross negligence or willful misconduct. In the event of any indemnification under this section, upon written notice from the Member Representative to the Members as to the existence of a deficiency toward the payment of any such indemnification amount, each Member shall promptly deliver to the Member Representative full payment of his or her ratable share of the amount of such deficiency based upon such holder’s share of the number of Units outstanding immediately prior to the Closing.

(c)    All of the indemnities, immunities and powers granted to the Member Representative under this Agreement shall survive the Effective Time or any termination of this Agreement or the Escrow Agreement.

(d)    Mitek and Surviving Company shall have the right to rely upon all actions taken or omitted to be taken by the Member Representative pursuant to this Agreement and the Escrow Agreement, all of which actions or omissions shall be legally binding upon the Members.

(e)    The grant of authority provided for herein (i) is coupled with an interest and shall be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any Member and (ii) shall survive the consummation of the Merger.

7.5    Tax Distributions.

(a)    Prior to the Closing Date, in the event Parascript, from time to time, determines to make tax distributions to Members with respect to Taxable Income (as defined below), Parascript shall, at least five (5) Business Days prior to such a tax distribution, provide to Mitek a statement, along with supporting workpapers (each, a “Tax Distribution Statement”) which shall set forth the estimated amount of Parascript’s taxable income (as such term is defined under Section 702(a)(8) of the Code) for the relevant period, with the first such period beginning on January 1, 2006, and the last such period ending on the Closing Date (for the avoidance of doubt, the taxable income so determined shall not include any taxable income resulting from the consummation of the Merger) (the “Taxable Income”). The Taxable Income reflected on each Tax Distribution Statement shall be determined in a manner consistent with past practice. Notwithstanding any other provision in this Agreement, from time to time at or before the Closing Date, Parascript shall be entitled to distribute to, and/or withhold and pay to an applicable taxing authority on behalf of Members, an amount, if any, equal to 30 percent of the Taxable Income as shown on the applicable Tax Distribution Statement (the “Tax Distribution Amount”).

(b)    Following the determination of the Final Taxable Income (as defined below), in the event that there is a Positive Adjustment Amount (as defined below), Mitek shall pay to the Members by making a lump sum payment to the Member Representative, or a person designated by the Member Representative, of the Positive Adjustment Amount, on an equal per-Unit basis, such an amount in cash equal to the amount of the Positive Adjustment Amount. In the event that there is a Negative Adjustment Amount (as defined below), Mitek shall be entitled to receive from the Escrow a distribution of a number of Escrow Shares having a value (as determined under the Escrow Agreement) equal to the Negative Adjustment Amount. A Positive Adjustment Amount will be the excess (if positive) of (i) 30 percent of the Final Taxable Income less (ii) the Tax Distribution Amount. A Negative Adjustment Amount will be excess (if negative) of (i) 30 percent of the Final Taxable Income less (ii) the Tax Distribution Amount. “Final Taxable Income” shall be amount of Parascript’s taxable income (as such term is defined under Section 702(a)(8) of the Code) for the period from January 1, 2006 through the Closing Date as such amount is determined on the Final Parascript Tax Return for federal income tax purposes prepared in accordance with Section 13.2(b) hereof and, if applicable, the Parascript Federal Tax Return for the year 2006 (for the avoidance of doubt, the taxable income so determined shall not include any taxable income resulting from the consummation of the Merger).

8.    COVENANTS OF MITEK PRIOR TO CLOSING.

8.1    Access and Investigation. Between the date of this Agreement and the Closing Date, and upon reasonable advance notice received from Parascript, Mitek shall during regular business hours, (a) afford Parascript and its Representatives (collectively, “Parascript Group”) full and free access, to Mitek’s personnel, properties, Contracts, Governmental Authorizations, books and Records and other documents and data, such rights of access to be exercised in a manner that does not unreasonably interfere with the operations of Mitek; (b) furnish Parascript Group with copies of all such Contracts, Governmental Authorizations, books and Records and other existing documents and data as Parascript may reasonably request; (c) furnish Parascript Group with such additional financial, operating and other relevant data and information as Parascript may reasonably request; and (d) otherwise cooperate and assist, to the extent reasonably requested by Parascript, with Parascript’s investigation of the properties, assets and financial condition related to Mitek. In addition, Parascript shall have the right to have the Real Property of Mitek and Tangible Personal Property of Mitek inspected by Parascript Group, at Parascript’s sole cost and expense, for purposes of determining the physical condition and legal characteristics of such Real Property and Tangible Personal Property, upon reasonable advance notice and during regular business hours of Mitek.

8.2    Operation of the Business of Mitek. Between the date of this Agreement and the Closing, Mitek shall:

(a)    conduct its business only in its Ordinary Course of Business;

(b)    use its commercially reasonable efforts subject to its business judgment to preserve intact its current business organization, keep available the services of its officers, employees and agents and maintain its relations and good will with suppliers, customers, landlords, creditors, employees, agents and others having business relationships with it;

(c)    confer with Parascript prior to implementing material operational decisions outside Mitek’s Ordinary Course of Business or Mitek’s current business plan;

(d)    otherwise verbally report periodically to Parascript upon Parascript’s reasonable request concerning the overall status of its business, operations and finances;

(e)    make no material changes in management personnel without prior consultation with Parascript;

(f)    maintain its assets in a state of repair and condition that complies with Legal Requirements and is consistent with Mitek’s Ordinary Course of Business;

(g)    keep in full force and effect, without amendment, all material rights relating to Mitek’s business;

(h)    comply with all Legal Requirements and contractual obligations applicable to the operations of Mitek’s business in all material respects;

(i)     continue in full force and effect its current insurance coverage;

(j)     except as required to comply with ERISA or to maintain qualification under Section 401(a) of the Code, not amend, modify or terminate any material Mitek Employee Plan without the express written Consent of Parascript, and except as required under the provisions of any Mitek Employee Plan, not make any contributions to or with respect to any Mitek Employee Plan without the express written Consent of Parascript;

(k)    maintain in the Ordinary Course of Business all books and Records of Mitek relating to Mitek’s business;

(l)     maintain the quotation of Common Stock on the NASDAQ Over-the-Counter Bulletin Board, and timely file all reports, forms, and other documents required by the SEC under the Exchange Act and Securities Act, by Nasdaq and by any state regulatory authorities under applicable rules and regulations. Each such report, form and document shall comply in all material respects with such applicable rules and regulations and none of such filings shall contain any untrue statement of material fact or omit to state a material fact required to be stated or necessary to make such statements, in light of the circumstances under which they were made, not misleading.

8.3    Negative Covenants. Except as otherwise expressly permitted herein, between the date of this Agreement and the Closing Date, Mitek shall not, without the prior written Consent of Parascript which shall not be unreasonably withheld, conditioned or delayed,

(a)    take any affirmative action, or fail to take any reasonable action within its control, as a result of which any of the changes or events listed in Sections 5.14 or 5.18 would be likely to occur;

(b)    make any material modification to any Material Mitek Contracts or Governmental Authorizations;

(c)    enter into any compromise or settlement of any litigation, proceeding or governmental investigation relating to Mitek’s assets, the business of Mitek or Mitek’s Liabilities;

(d)    increase the compensation payable to or to become payable to any director or executive officer;

(e)    unless obligated therefore pursuant to contract, policy or practice as of the date hereof, grant any severance or termination pay to, or enter into or amend any employment or severance agreement with, any director, officer or employee;

(f)    establish, adopt or enter into any employee benefit plan or arrangement;

(g)    except as may be required by applicable law, amend, or take any other actions with respect to, any of the Mitek Employee Plans;

(h)    declare or pay any dividend on, or make any other distribution in respect of, outstanding shares of capital stock;

(i)    issue, deliver, award, grant or sell, or authorize or propose the issuance, delivery, award, grant or sale (including the grant of any security interests, liens, claims, pledges, limitations in voting rights, charges or other encumbrances) of, any shares of any class of capital stock (including shares held in treasury), any securities convertible into or exercisable or exchangeable for any such shares, or any rights, warrants or options to acquire any such shares (except for the issuance of shares upon the exercise of outstanding stock options or the vesting of restricted stock in accordance with the terms of outstanding stock awards);

(j)    amend or otherwise modify the terms of any such rights, warrants or options;

(k)    take any action to accelerate the exercisability of stock options;

(l)    acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets of any other person (other than the purchase of assets from suppliers or vendors in the Ordinary Course of Business and consistent with past practice);

(m)    sell, lease, exchange, mortgage, pledge, transfer or otherwise dispose of, or agree to sell, lease, exchange, mortgage, pledge, transfer or otherwise dispose of, any of its material assets or any material assets of any of its subsidiaries,

(n)    release any third party from its obligations, or grant any consent, under any existing standstill provision relating to a Competing Transaction or otherwise under any confidentiality or other agreement, or fail to fully enforce any such agreement;

(o)    adopt or propose to adopt any amendments to its charter or bylaws;

(p)    change any of its methods of accounting in effect at December 31, 2005, or (B) make or rescind any express or deemed election relating to Taxes, settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes (except where the amount of such settlements or controversies, individually or in the aggregate, does not exceed Twenty Five Thousand Dollars ($25,000)), or change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns for the taxable year ended December 31, 2005, except, in each case, as may be required by law or generally accepted accounting principles;

(q)    incur any obligation for borrowed money or purchase money indebtedness or guarantee, whether or not evidenced by a note, bond, debenture or similar instrument, except in the Ordinary Course of Business consistent with past practice and in no event in excess of One Hundred Thousand Dollars ($100,000) in the aggregate;

(r)    enter into any material arrangement, agreement or contract with any third party which provides for an exclusive arrangement with that third party or is substantially more restrictive on Mitek or substantially less advantageous to Mitek than arrangements, agreements or contracts existing on the date hereof;

(s)    adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization of Mitek;

(t)    pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations: (i) incurred in the Ordinary Course of Business consistent with past practice, or (ii) which are legally required to be paid, discharged or satisfied;

(u)    knowingly take, or agree to commit to take, any action that would make any representation or warranty of Mitek contained herein materially inaccurate, or as of any time prior to, the Closing Date;

(v)    agree to or approve any commitment, including any authorization for expenditure or agreement to acquire property, obligating Mitek for an amount in excess of Five Hundred Thousand Dollars ($500,000); or

(w)    agree in writing or otherwise to do any of the foregoing.

8.4    Required Approvals. As promptly as practicable after the date of this Agreement, Mitek shall make all filings required by Legal Requirements to be made by it in order to consummate the Contemplated Transactions. Mitek also shall cooperate with Parascript and its Representatives with respect to all filings that Parascript elects to make or, pursuant to Legal Requirements, shall be required to make in connection with the Contemplated Transactions. Mitek also shall cooperate with Parascript and its Representatives in obtaining all Material Consents.

8.5    Notification. Between the date of this Agreement and the Closing, Mitek shall promptly notify Parascript in writing if it becomes aware of (a) any fact or condition that causes or constitutes a Breach of any of Mitek’s representations and warranties contained in Article 5 and made as of the date of this Agreement or (b) the occurrence after the date of this Agreement of any fact or condition that would be reasonably likely to (except as expressly contemplated by this Agreement) cause or constitute a Breach of any such representation or warranty had that representation or warranty been made as of the time of the occurrence of, or Mitek’s discovery of, such fact or condition. Should any such fact or condition require any change to the Disclosure Letter, Mitek shall promptly deliver to Parascript a supplement to the Disclosure Letter specifying such change. Such delivery shall not affect any rights of Parascript under Sections 11.2, 11.3 or Article 14. During the same period, Mitek also shall promptly notify Parascript of the occurrence of any Breach of any covenant of Mitek in this Article 8 or of the occurrence of any event that may make the satisfaction of the conditions in Article 10 impossible or unlikely.

8.6    No Shopping. Until such time as this Agreement shall be terminated pursuant to Section 11.1, Mitek shall not, and shall cause Mitek’s Representatives not to, directly or indirectly solicit, initiate, encourage or entertain any inquiries or proposals from, discuss or negotiate with, provide any nonpublic information to or consider the merits of any inquiries or proposals from any Person (other than Parascript) relating to any Acquisition Proposal. Mitek shall notify Parascript of any such inquiry or proposal within twenty-four (24) hours of receipt or awareness of the same by Mitek. Notwithstanding the foregoing, prior to the approval of this Agreement by the stockholders of Mitek, this Section 8.6 shall not prohibit Mitek from furnishing nonpublic information regarding Mitek to, or entering into discussions with, any Person, group or entity in response to any such inquiry or proposal that is submitted to Mitek by such Person, group or entity (and not withdrawn) if the Board of Directors of Mitek concludes in good faith, after having taken into account the advice of its outside legal counsel, that such action is required in order for the Board of Directors of Mitek to comply with its fiduciary obligations to Mitek’s stockholders under applicable Law.

8.7    Best Efforts. Mitek shall use its Best Efforts to cause the conditions in Article 10 to be satisfied.

8.8    Payment of Liabilities. Mitek shall pay or otherwise satisfy in its Ordinary Course of Business all of its Liabilities as such Liabilities become due and payable.

9.    CONDITIONS PRECEDENT TO MITEK’S OBLIGATION TO CLOSE. Mitek’s obligation to consummate the Merger and to take the other actions required to be taken by Mitek at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Mitek, in whole or in part):

9.1    Accuracy of Representations. All of Parascript’s representations and warranties in this Agreement (considered collectively), and each of these representations and warranties (considered individually), shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects as of the time of the Closing as if then made.

9.2    Parascript’s Performance. All of the covenants and obligations that Parascript is required to perform or to comply with pursuant to this Agreement at or prior to the Closing (considered collectively), and each of these covenants and obligations (considered individually), shall have been duly performed and complied with in all material respects.

9.3    Consents. Each of the Consents identified in Exhibit 9.3 (the “Parascript Consents”) shall have been obtained and shall be in full force and effect.

9.4    Additional Documents. Parascript shall have caused the documents and instruments required by Section 2.10(a) and the following documents to be delivered (or tendered subject only to Closing) to Mitek:

(a)    The Articles of Merger, duly executed by Parascript;

(b)    The Articles of Organization and all amendments thereto of Parascript, duly certified as of a recent date by the Secretary of State of the State of Wyoming;

(c)    Certificates dated as of a date not earlier than the third business day prior to the Closing as to the good standing of Parascript, executed by the appropriate officials of the State of Wyoming and each jurisdiction in which Parascript is licensed or qualified to do business as a limited liability company as specified in Part 3.1(a); and

(d)    Such other documents as Mitek may reasonably request for the purpose of:

(i) evidencing the accuracy of any of Parascript’s representations and warranties set forth in Article 3;

(ii) evidencing the performance by Parascript of, or the compliance by each Parascript with, any covenant or obligation required to be performed or complied with by Parascript;

(iii) evidencing the satisfaction of any condition referred to in this Section 9.4;

(iv) confirming that in connection with the financing transaction referred to in Section 9.10 and 10.10 hereof, all information regarding Parascript that Parascript has provided to Mitek and/or such lender is true and correct in all material respects, other than information that could be considered a “forward looking statement” as defined in Section 27A(i)(l) of the Securities Act; or

(v) otherwise facilitating the consummation or performance of any of the Contemplated Transactions.

9.5    No Proceedings. No Governmental Body of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order, statute, rule or regulation which is in effect and which has the effect of making the Contemplated Transactions unlawful or otherwise prohibiting consummation of the Contemplated Transactions.

9.6    No Conflict. Neither the consummation nor the performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time), contravene or conflict with or result in a violation of or cause Mitek to suffer any material adverse consequence under any applicable Legal Requirement or Order then in effect, excluding Bulk Sales Laws.

9.7    Governmental Authorizations. Mitek shall have received such Governmental Authorizations as are necessary to allow Mitek to consummate the Merger.

9.8    Silicon Valley Bank Loan. On or prior to the Closing Date, Mitek shall have received, in a form reasonably acceptable to it, a payoff letter and release for Parascript’s Liability to Silicon Valley Bank as set forth in Part 2.4 of the Parascript Disclosure Letter.

9.9    Assignment of Assets, Liabilities and Contracts. On or prior to the Closing Date, Parascript shall cause or have caused such assets, Liabilities and Contracts as relate to Parascript’s business and which are currently the assets or obligations of Parascript Management, Inc., a Wyoming corporation, Total Recognition Products, LLC, a Colorado limited liability company, Total Recognition Systems, LLC, a Colorado limited liability company, Governmental Postal Recognition Systems, LLC, a Colorado limited liability company, and Parascript International, Inc., a Colorado corporation, to be transferred and assigned to Parascript and Parascript shall cause or have caused either the transfer of ownership of the entities set forth above (other than Parascript Management, Inc.) to an entity other than Parascript, or the dissolution of the entities set forth above (other than Parascript Management, Inc.).

9.10   Financing. Mitek shall have entered into definitive agreements to obtain, on terms and conditions satisfactory to it, and shall have obtained long-term financing in an amount not less than $85,000,000 and not to exceed $90,000,000 (which amount shall not include any revolving line of credit, working capital loan or similar arrangement acceptable to Parascript) in order to consummate the Contemplated Transactions (the “Financing Amount”), and such financing transaction or transactions shall be consummated concurrently with the Closing.

9.11   Material Adverse Change. Since the date of this Agreement, there shall have been no change, occurrence or circumstance in the business, assets, Liabilities, financial condition or results of operations of Parascript having or reasonably likely to have, individually or in the aggregate, a material adverse effect on the business, operations, assets or condition of Parascript.

9.12   Certificate Amendment. The Certificate Amendment shall have been approved by the Mitek stockholders at the Mitek Stockholders’ Meeting.

9.13   Appointment to Audit Committee. The three directors who shall serve on the Audit Committee of Mitek’s Board of Directors shall be appointed and agree to serve.

9.14   Affiliates. Prior to the Closing Date, Parascript shall deliver to Mitek a letter identifying all Persons who hold membership Units in Parascript immediately prior to the Closing and are expected by Parascript to be affiliates of Mitek for purposes of Rule 145 under the Securities Act immediately following the Closing. Parascript shall use its Best Efforts to cause each such Person to deliver on or prior to the Closing Date a written agreement in substantially the form of Exhibit 9.14 hereto (the “Affiliate Letters”).

9.15   [RESERVED].

9.16   AIS License. On or prior to the Closing Date, Parascript shall have delivered to Mitek a license agreement between Parascript and AIS in a form satisfactory to Mitek.

10.   CONDITIONS PRECEDENT TO PARASCRIPT’S OBLIGATION TO CLOSE. Parascript’s obligation to consummate the Merger and to take the other actions required to be taken by Parascript at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Parascript in whole or in part):

10.1   Accuracy of Representations. All of Mitek’s representations and warranties in this Agreement (considered collectively), and each of these representations and warranties (considered individually), shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects as of the time of the Closing as if then made.

10.2   Mitek’s Performance. All of the covenants and obligations that Mitek is required to perform or to comply with pursuant to this Agreement at or prior to the Closing (considered collectively), and each of these covenants and obligations (considered individually), shall have been performed and complied with in all material respects.

10.3   Consents and Release. Each of the Consents identified in Exhibit 10.3 (the “Mitek Consents”), the Parascript Consents, and Consents to the assignment to Parascript and to Mitek of all Contracts of Manager shall have been obtained and shall be in full force and effect.

10.4   Additional Documents. Mitek and Merger Subsidiary shall have caused the documents and instruments required by Section 2.10(b) and the following documents to be delivered (or tendered subject only to Closing) to Parascript:

(a)    The Articles of Merger, duly executed by Merger Subsidiary;

(b)    The certificate of incorporation and all amendments thereto of Mitek, duly certified as of a recent date by the Secretary of State of the State of Delaware;

(c)    Certificates dated as of a date not earlier than the third business day prior to the Closing as to the good standing of Mitek and payment of all applicable state Taxes by Mitek, executed by the appropriate officials of the State of Delaware and each jurisdiction in which Mitek is licensed or qualified to do business as a corporation as specified in Part 5.1; and

(d)    Such documents as Parascript may reasonably request for the purpose of:

(i) evidencing the accuracy of any representation or warranty of Mitek set forth in Article 5;

(ii) evidencing the performance by Mitek of, or the compliance by Mitek with, any covenant or obligation required to be performed or complied with by Mitek;

(iii) evidencing the satisfaction of any condition referred to in this Article 10;

(iv) confirming that in connection with the financing transaction referred to in Section 9.10 and 10.10 hereof, all information regarding Mitek that Mitek has provided to Parascript and/or such lender is true and correct in all material respects, other than information that could be considered a “forward looking statement” as defined in Section 27A(i)(l) of the Securities Act; or

(v) otherwise facilitating the consummation or performance of any of the contemplated transactions.

10.5   No Proceedings. No Governmental Body of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order, statute, rule or regulation which is in effect and which has the effect of making the Contemplated Transactions unlawful or otherwise prohibiting consummation of the Contemplated Transactions.

10.6   No Conflict. Neither the consummation nor the performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time), contravene or conflict with or result in a violation of or cause Mitek or Parascript to suffer any material adverse consequence under any applicable Legal Requirement or Order then in effect, excluding Bulk Sales Laws.

10.7   Governmental Authorizations. Mitek shall have received such Governmental Authorizations as are necessary to allow Mitek to consummate the Merger.

10.8   Employees.

(a)    The Mitek Employment Agreements have not been breached by Mitek.

(b)    Mitek or Parascript shall have made a written offer of employment to all of the Persons providing services to Parascript in form and substance reasonably acceptable to Parascript.

10.9     Certificate Amendment. The Certificate Amendment shall have been approved by the Mitek stockholders at the Mitek Stockholders’ Meeting.

10.10   Financing. Mitek shall have entered into definitive agreements to obtain, on terms and conditions reasonably satisfactory to Parascript, and shall have obtained long-term financing in an amount not less than $85,000,000 and not to exceed $90,000,000 (which amount shall not include any revolving line of credit, working capital loan or similar arrangement acceptable to Parascript) in order to consummate the Contemplated Transactions (the “Financing Amount”), and such financing transaction or transactions shall be consummated concurrently with the Closing.

10.11    Board Composition; Chief Executive Officer.

(a)    Mitek and Mitek’s Board of Directors shall have increased the size of Mitek’s Board of Directors to seven (7) members and caused the nomination and election to the Board of Directors of two (2) individuals designated by Mitek’s Board of Directors, who shall be John M. Thornton and James DeBello, two (2) individuals designated by Parascript, who shall be Aron Katz and Jeffrey Gilb, and three individuals as follows: one (1) nominee of Mitek, subject to the approval of Parascript; one (1) nominee of Parascript, subject to the approval of Mitek; and one (1) nominee of Plainfield Offshore Holdings VIII Inc., subject to the approval of Mitek and Parascript. Each of the foregoing three (3) nominees shall meet the independent director definition under the rules of the NASD and under any Legal Requirement in order to implement the transactions contemplated herein.

(b)    Mitek’s Board of Directors shall have appointed Jeffrey Gilb as Mitek’s President and Chief Operating Officer. Mitek’s Board of Directors shall also have amended Mitek’s Bylaws to provide for the duties and responsibilities of Mitek’s Chairman of the Board, Chief Executive Officer, President and Chief Operating Officer as provided for in Exhibit 10.11 hereof.

10.12    Name Change. Mitek holds the documents necessary to effectuate the Mitek Name Change immediately after the Closing.

10.13    Material Adverse Change. Since the date of this Agreement, there shall have been no change, occurrence or circumstance in the business, assets, liabilities, financial condition or results of operations of Mitek having or reasonably likely to have, individually or in the aggregate, a material adverse effect on the business, operations, assets or condition of Mitek.

10.14    Registration Statement. The Registration Statement shall have been declared and shall continue to be effective by the SEC.

10.15    Appointment of Audit Committee. The three directors who shall serve on the Audit Committee of Mitek’s Board of Directors shall be appointed and agree to serve.

11.   TERMINATION.

11.1     Termination Events. By notice given prior to or at the Closing, subject to Section 11.2, this Agreement may be terminated as follows:

(a)    by Mitek if a material Breach of any provision of this Agreement has been committed by Parascript, is not cured by Parascript within thirty (30) days of the delivery of a written notice of such material Breach by Mitek to Parascript, and such material Breach has not been waived by Mitek;

(b)    by Parascript if a material Breach of any provision of this Agreement has been committed by Mitek, is not cured by Mitek within thirty (30) days of the delivery of a written notice of such material Breach by Parascript to Mitek, and such material Breach has not been waived by Parascript;

(c)    by Mitek if any condition in Article 9 is or becomes impossible (other than through the failure of Mitek to comply with its obligations under this Agreement), and Mitek has not waived such condition on or before such date;

(d)    by Parascript if any condition in Article 10 is or becomes impossible (other than through the failure of Parascript to comply with its obligations under this Agreement), and Parascript has not waived such condition on or before such date;

(e)    by Mitek if Mitek determines reasonably and in good faith that the Supplemental Disclosure Letter delivered by Parascript reflects any material adverse change to the business, financial condition, or results of operations of Parascript. Notwithstanding anything in Section 11.2 to the contrary, if such matter disclosed in the Supplemental Disclosure Letter of Parascript constitutes a New Matter, then termination shall be Mitek’s sole remedy;

(f)    by Parascript, if Parascript determines reasonably and in good faith that the Supplemental Disclosure Letter delivered by Mitek reflects any material adverse change to the business, financial condition or results of operations of Mitek. Notwithstanding anything in Section 11.2 to the contrary, if such matter disclosed in the Supplemental Disclosure Letter of Mitek constitutes a New Matter, then termination shall be Parascript’s sole remedy;

(g)    by mutual consent of Mitek and Parascript;

(h)    by Mitek if the Closing has not occurred on or before March 31, 2007, or such later date as the parties may agree upon, unless Mitek is in material Breach of this Agreement;

(i)     by Parascript if the Closing has not occurred on or before March 31, 2007, or such later date as the parties may agree upon, unless Parascript is in material Breach of this Agreement;

(j)     by either Mitek or Parascript, if the Contemplated Transactions shall fail to receive the requisite vote for approval and adoption by the stockholders of Mitek or the Members;

(k)    by Parascript, if (i) the Board of Directors of Mitek withdraws, modifies or changes its recommendation of the Contemplated Transactions in a manner adverse to Parascript or shall have resolved to do any of the foregoing; (ii) the Board of Directors of Mitek shall have recommended to the stockholders of Mitek any Competing Transaction or shall have resolved to do so; (iii) a tender offer or exchange offer for 20% or more of the outstanding shares of capital stock of Mitek is commenced, and the Board of Directors of Mitek does not recommend that stockholders not tender their shares into such tender or exchange offer or; (iv) any Person (other than Parascript or an affiliate thereof, or any stockholder of Parascript as of the date of this Agreement) shall have acquired beneficial ownership or the right to acquire beneficial ownership of, or any “group” (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder), shall have been formed which beneficially owns, or has the right to acquire beneficial ownership of, 20% or more of the then outstanding shares of capital stock of Mitek;

(l)     by Mitek, if the Manager or managing board of Parascript (or any equivalent managing body) shall have recommended to the Members of Parascript any Competing Transaction or shall have resolved to do so.

11.2    Effect Of Termination. Each party’s right of termination under Section 11.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of such right of termination will not be an election of remedies. If this Agreement is terminated pursuant to Section 11.1, all obligations of the parties under this Agreement will terminate, except that the obligations of the parties in this Section 11.2, Section 11.3 and Articles 15 (Confidentiality) and 16 (General Provisions) (except for those in Section 16.5) will survive, provided, however, that, if this Agreement is terminated because of a Breach of this Agreement, the terminating party’s right to pursue all legal remedies will survive such termination unimpaired.

11.3    Fees, Expenses and Other Payments.

(a)    Except as set forth in this Section 11.3, all fees and Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such Expenses, whether or not the transactions contemplated herein are consummated.

(b)    If Parascript shall terminate this Agreement pursuant to Section 11.1(k) or Mitek shall terminate this Agreement pursuant to Section 11.1(l), then the non-terminating party shall promptly, but in no event later than ten (10) Business Days after the date of such termination, pay the terminating party an amount equal to One Million Dollars ($1,000,000) by wire transfer of immediately available funds.

(c)    If this Agreement is terminated by Mitek pursuant to Section 11.1(a), then Parascript shall reimburse Mitek for all its Expenses up to, but not in excess of, Five Hundred Thousand Dollars ($500,000) not later than ten (10) Business Days after the date of such termination.

(d)    If this Agreement is terminated by Parascript pursuant to Section 11.1(b), then Mitek shall reimburse Parascript for all its Expenses up to, but not in excess of, Five Hundred Thousand Dollars ($500,000) not later than ten (10) Business Days after the date of such termination.

(e)    The payments by one party to the other under this Section 11.3 shall be in satisfaction of all amounts and claims that either party may have against the other party in respect of the event(s) giving rise to the right to payment.

12.    POST-CLOSING COVENANTS OF PARTIES.

12.1    Reverse Stock Split. Mitek will effect a reverse split of its common stock in a manner reasonably agreed upon by the parties. Mitek will use commercially reasonable efforts in accordance with applicable law to submit this matter to a vote of its stockholders at the Mitek Stockholders Meeting or as soon thereafter as is reasonably practicable.

12.2    NASDAQ Listing. Mitek shall use its Best Efforts to meet as soon as possible after Closing all applicable listing requirements to the listing and quotation of the Common Stock on the NASDAQ Capital Market, and as soon as Mitek meets all such applicable listing requirements, Mitek will use its Best Efforts to file for such relisting.

12.3    Governance and Management. Immediately after Closing, Mitek’s Chief Executive Officer will be the Chief Executive Officer of Mitek and the Surviving Company. Immediately after Closing, Parascript’s Chief Executive Officer will become President and Chief Operating Officer of Mitek and the Surviving Company, with the functional responsibilities of leading Mitek’s operations, including sales, business development, marketing, product management, product research and development and management of financial resources as they relate to operations and the other rights and responsibilities provided for in Exhibit 10.11 hereof.

12.4    Change of Fiscal Year. Mitek will use commercially reasonable efforts to change its fiscal year end to December 31 as soon as is reasonably practicable following the Closing.

13.    ADDITIONAL COVENANTS.

13.1    Employees and Employee Benefits.

(a)    It is contemplated that all of the employees currently providing services to Parascript will become employees of Mitek. Prior to Closing, the parties will formally document their agreement regarding such employees, which agreement will address salaries and benefits, retirement and savings plans and general employee provisions.

(b)    Mitek shall assume sponsorship of the Parascript Employee Plans effective as of the Closing Date. Participation in the Parascript Employee Plans by such employees will continue uninterrupted.

(c)    As soon as administratively feasible following the Closing, Mitek shall merge the Mitek Systems, Inc. 401(k) Retirement Savings Plan, (the “Mitek 401(k) Plan”) and the Parascript 401(k) Plan (the “Parascript 401(k) Plan”).

(d)   As soon as administratively feasible following the Closing, Mitek shall merge the Mitek Systems, Inc. Flexible Benefits Plan (the “Mitek Cafeteria Plan”) and the Parascript Management, Inc. Flexible Benefits Plan (the “Parascript Cafeteria Plan”). Participant elections made for the plan year that includes the Closing Date (the “Plan Year”) will continue to be effective on and after the Closing Date. Participant reimbursements made during the Plan Year prior to the Closing Date will be carried forward.

(e)    Mitek will take all actions necessary to continue to provide continuation coverage, as required under COBRA, following the Closing Date to any former employee that provided services to Parascript (or dependent of any employee or former employee of Parascript) whose COBRA qualifying event occurred on or before the Closing Date at a time when the individual was covered by such Parascript Employee Plan. Parascript will provide Mitek with a list of all Persons currently or formerly associated with Parascript who have elected continuation coverage under COBRA under Parascript’s health plan, and who are still in their available continuation period, as well as a list of all such Persons whose qualifying event has occurred before the Closing, and who are in their COBRA election period, but who have not yet made such election. Parascript will provide the foregoing information to Mitek at least seven (7) days prior to Closing and will update such information on the Closing Date, if necessary.

13.2   Tax Matters.

(a)    Overview. Parascript shall not elect to be treated for federal income tax purposes as a corporation or as an association taxable as a corporation for any period or partial period up to and including the Closing Date. For federal and applicable state income tax purposes, all of Parascript’s and its Subsidiaries’ taxable income, gains, losses, deductions, expenses and credits, up to and including the Closing Date, shall be allocated to the Members. Thereafter, all taxable income, gains, losses, deductions and expenses of the Surviving Company shall be allocated to Mitek.

(b)    Preparation of Income Tax Returns. After Closing, the Member Representative shall prepare (or cause to be prepared) and deliver to Mitek proposed forms of the federal and applicable state income Tax Returns for Parascript for the period ending on or prior to the Closing Date, and all related schedules including, but not limited to, forms K-1 (the “Final Parascript Tax Returns”). The Final Parascript Tax Returns shall be prepared in accordance with Parascript’s past practice in preparing its income Tax Returns previously filed; provided that Parascript shall make an election in accordance with Code § 754 effective for the taxable year that ends on the date of the Closing and shall not seek to revoke that election at any time. With respect to each Final Company Tax Return (i) no later than 60 days following the date of Closing the Member Representative shall deliver to Mitek a copy of the prepared Tax Return, (ii) Mitek shall have the opportunity to examine the Tax Return and the associated work papers, schedules and other documents prepared in connection with the preparation of the Tax Return and (iii) after approval thereof by Mitek, which shall not be unreasonably withheld, Mitek shall cause the Surviving Company to timely file the Tax Return.

(c)    Cooperation. The Surviving Company and Mitek shall cooperate fully as and to the extent reasonably requested by the Member Representative in connection with the preparation and filing of any income Tax Return, and any claim, audit, litigation or other proceeding, with respect to income Tax items of Parascript for any period or partial period that ends on or prior to the Closing Date. The Surviving Company shall make available to the Member Representative such records as the Member Representative may reasonably request for the preparation of any Tax Return of Members, Parascript or its Subsidiaries or the substantiation of any position or claim thereon. The parties shall cooperate with each other in the handling of any audit referenced in this Section 13.2 (any subsequent proceedings arising out of the audit, including, but not limited to, litigation proceedings). Mitek shall cause the Surviving Company to make available to the Member Representative any records that the Member Representative may reasonably request to enable it to respond to and/or handle the audit or any subsequent proceedings. Mitek agrees that the Surviving Company shall retain all tax and financial accounting records of Parascript for periods on or before the Closing Date for at least six (6) years after the Closing Date.

(d)    Treatment of Surviving Company. From and after the Closing, Mitek shall not take any action that will cause the Surviving Company to not be treated as a disregarded entity for federal income tax purposes immediately after Closing. For federal income tax purposes, except as required by applicable changes in law, the parties shall treat the Merger in accordance with the principles of Revenue Ruling 99-6, Situation 2. On the Final Parascript Tax Return, Parascript shall be entitled to claim deductions for Parascript Payments that are deductible, and neither Mitek nor the Surviving Company shall claim current deductions for Parascript Payment on its federal income tax return.

(e)    Ad Valorem Taxes. Parascript shall cause AIS Holdings to assume any ad valorem Taxes and assessments (including any special or supplemental assessments) on Parascript’s assets allocable to periods ending on or before the Closing (without regard to when such Taxes are assessed or payable), and Mitek shall pay any ad valorem Taxes and assessments (including any special or supplemental assessments) on Parascript’s assets allocable to periods beginning on or after the Closing (without regard to when such Taxes are assessed or payable). For purposes of this Section 13.2(b), in the case of any ad valorem Taxes that are imposed on a periodic basis and are payable for a Tax period that includes (but does not end on) the Closing, the portion of such Tax related to the Tax period ending on the Closing will be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction, the numerator of which is the number of days in the Tax period ending on the Closing and the denominator of which is the number of days in the entire Tax period. If AIS Holdings and Mitek are unable to determine the exact amount of Taxes for proration at Closing, or if the Taxes or assessments for periods ending on or before the Closing are reassessed subsequent to Closing, it is agreed that they will make the appropriate financial adjustments at the time the assessment is determined.

13.3    [RESERVED.]

13.4    [RESERVED.]

13.5    [RESERVED.]

13.6    [RESERVED.]

13.7    Retention of and Access to Records. After the Closing Date, Mitek shall retain for a period consistent with Mitek’s record-retention policies and practices those Records of Parascript delivered to Mitek. Mitek also shall provide the Members and their Representatives reasonable access thereto, during normal business hours and upon reasonable prior written notice, to enable them to prepare financial statements or tax returns or deal with tax audits.

13.8    Further Assurances. The parties shall cooperate reasonably with each other and with their respective Representatives in connection with any steps required to be taken as part of their respective obligations under this Agreement, and shall (a) furnish upon request to each other such further information; (b) execute and deliver to each other such other documents; and (c) do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the Contemplated Transactions.

14.    INDEMNIFICATION; REMEDIES.

14.1    Survival. The representations and warranties and covenants of Parascript to be performed prior to the Closing contained in this Agreement shall survive the date of Closing for a period of one year. The representations and warranties and covenants of Mitek to be performed prior to the Closing contained in this Agreement shall not survive the date of Closing.

14.2    Indemnification and Reimbursement of Mitek. After the Closing, if Mitek and its Representatives, shareholders, subsidiaries and Related Persons (collectively, the “Mitek Indemnified Persons”), suffers any loss, liability, claim, damage, expense (including costs of investigation and defense and reasonable attorneys’ fees and expenses) or diminution of value, whether or not involving a Third-Party Claim (collectively, “Damages”), arising from or in connection with:

(a)    any Breach of any representation or warranty made by Parascript in (i) Article 3 of this Agreement, (ii) Parascript’s Initial Disclosure Letter, (iii) Parascript’s Supplemental Disclosure Letter, (iv) the certificates delivered by Parascript pursuant to Section 2.10 (for this purpose, each such certificate will be deemed to have stated that Parascript’s representations and warranties in this Agreement fulfill the requirements of Section 9.1 as of the Closing Date as if made on the Closing Date, unless the certificate expressly states that the matters disclosed in a Supplemental Disclosure Letter have caused a condition specified in Section 9.1 not to be satisfied), (v) any transfer instrument or (vi) any other certificate, document, writing or instrument delivered by Parascript pursuant to this Agreement; or

(b)    any Breach of any covenant or obligation of Parascript in this Agreement or in any other certificate, document, writing or instrument delivered by Parascript pursuant to this Agreement;

then subject to the other provisions of this Article 14, such Mitek Indemnified Persons shall be entitled to be reimbursed the amount of such Damages from the Escrow Shares.

14.3    Decision to Seek Indemnification. The decision of Mitek to seek indemnification hereunder shall be decided by the vote or written consent of the audit committee of Mitek after Closing.

14.4    Limitations on Amount and Recovery.

(a)    A Mitek Indemnified Person shall not be entitled to recover for any Damages pursuant to Section 14.2 unless and until the aggregate amount of Damages asserted by all of the Mitek Indemnified Persons exceed $500,000 (the “Indemnification Threshold”), and then the Indemnified Person shall be entitled to recover for Damages only in excess of the Indemnification Threshold.

(b)    Parascript and Mitek agree that in no event shall the liability for indemnification under this Section 14 exceed the number of Escrow Shares and recovery shall only be pursuant to the Escrow Agreement.

14.5    Time Limitations. If the Closing occurs, Mitek may recover Escrow Shares with respect to a Breach of (i) a covenant or obligation to be performed or complied with by Parascript prior to the Closing Date or (ii) a representation or warranty by Parascript, only if on or before the first year anniversary of the Closing Date, Mitek notifies the Member Representative and the Escrow Agent pursuant to the terms of the Escrow Agreement in writing of such a claim specifying the factual basis of such claim in reasonable detail to the extent then known by Mitek. After the expiration of such one-year period, no further claim for indemnification may be made.

14.6    Escrow. Upon notice to the Member Representative specifying in reasonable detail the basis therefor, Mitek shall give notice of a claim under the Escrow Agreement for any amount to which it may be entitled under this Article 14.

14.7    Third-Party Claims.

(a)    Promptly after receipt by a Mitek Indemnified Person of notice of the assertion of a Third-Party Claim against it, such Mitek Indemnified Person shall give notice to the Member Representative of the assertion of such Third-Party Claim, provided that the failure to notify the Member Representative will not relieve the indemnification obligation under Section 14.2, except to the extent that the Member Representative demonstrates that the defense of such Third-Party Claim is prejudiced by the Mitek Indemnified Person’s failure to give such notice.

(b)    If a Mitek Indemnified Person gives notice to the Member Representative pursuant to Section 14.7(a) of the assertion of a Third-Party Claim, the Member Representative shall be entitled to participate in the defense of such Third-Party Claim and, to the extent that it wishes, to assume the defense of such Third-Party Claim with counsel reasonably satisfactory to the Mitek Indemnified Person. After notice from the Member Representative to the Mitek Indemnified Person of its election to assume the defense of such Third-Party Claim, the Member Representative shall not, so long as it diligently conducts such defense, be liable to the Mitek Indemnified Person under this Article 14 for any fees of other counsel or any other expenses with respect to the defense of such Third-Party Claim, in each case subsequently incurred by the Mitek Indemnified Person in connection with the defense of such Third-Party Claim, other than reasonable costs of investigation directed by the Member Representative to be performed. If the Member Representative assumes the defense of a Third-Party Claim, no compromise or settlement of such Third-Party Claims may be effected by the Member Representative without the Mitek Indemnified Person’s Consent unless (A) the sole relief provided is monetary damages that are paid in full by the Member Representative; and (B) the Mitek Indemnified Person shall have no liability with respect to any compromise or settlement of such Third-Party Claims effected without its Consent. If notice is given to the Member Representative of the assertion of any Third-Party Claim and the Member Representative does not, within ten (10) days after the Mitek Indemnified Person’s notice is received by the Member Representative, give notice to the Mitek Indemnified Person of its election to assume the defense of such Third-Party Claim, the indemnified parties will be bound by any determination made in such Third-Party Claim or any compromise or settlement effected by the Mitek Indemnified Person.

(c)    Notwithstanding the foregoing, if a Mitek Indemnified Person determines in good faith that there is a reasonable probability that a Third-Party Claim may materially adversely affect it or its Related Persons other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the Mitek Indemnified Person may, by notice to the Member Representative, assume the exclusive right to defend, compromise or settle such Third-Party Claim, but the indemnified parties will not be bound by any determination of any Third-Party Claim so defended for the purposes of this Agreement or any compromise or settlement effected without its Consent (which may not be unreasonably withheld) or be obligated in any way to indemnify.

(d)    Notwithstanding the provisions of Section 16.4, Parascript and the Member Representative hereby consent to the nonexclusive jurisdiction of any court in which a Proceeding in respect of a Third-Party Claim is brought against any Mitek Indemnified Person for purposes of any claim that a Mitek Indemnified Person may have under this Agreement with respect to such Proceeding or the matters alleged therein and agree that process may be served on Parascript with respect to such a claim anywhere in the world.

(e)    With respect to any Third-Party Claim subject to indemnification under this Article 14, (i) both the Mitek Indemnified Person and the Member Representative, as the case may be, shall keep the other Person fully informed of the status of such Third-Party Claim and any related Proceedings at all stages thereof where such Person is not represented by its own counsel, and (ii) the parties agree (each at its own expense) to render to each other such assistance as they may reasonably require of each other and to cooperate in good faith with each other in order to ensure the proper and adequate defense of any Third-Party Claim.

(f)    With respect to any Third-Party Claim subject to indemnification under this Article 14, the parties agree to cooperate in such a manner as to preserve in full (to the extent possible) the confidentiality of all Confidential Information and the attorney-client and work-product privileges. In connection therewith, each party agrees that: (i) it will use its Best Efforts, in respect of any Third-Party Claim in which it has assumed or participated in the defense, to avoid production of Confidential Information (consistent with applicable law and rules of procedure), and (ii) all communications between any party hereto and counsel responsible for or participating in the defense of any Third-Party Claim shall, to the extent possible, be made so as to preserve any applicable attorney-client or work-product privilege.

14.8    Other Claims. A claim for indemnification for any matter not involving a Third-Party Claim may be asserted by notice to the party from whom indemnification is sought and shall be paid promptly after such notice.

14.9    Waiver of Contribution and Indemnification. No Person satisfying or discharging an indemnification obligation under this Article 14 shall have a right of contribution or indemnification against any other Person and by executing this Agreement expressly waives such rights against any other Person who or which may have also joined in representations, warranties and/or covenants hereunder.

15.    CONFIDENTIALITY.

15.1    Definition of Confidential Information.

(a)    As used in this Article 15, the term “Confidential Information” includes any and all of the following information of Parascript or Mitek that has been or may hereafter be disclosed in any form, whether in writing, orally, electronically or otherwise, or otherwise made available by observation, inspection or otherwise by either party (Mitek on the one hand or Parascript, collectively, on the other hand) or its Representatives (collectively, a “Disclosing Party”) to the other party or its Representatives (collectively, a “Receiving Party”):

(i) all information that is a trade secret under applicable trade secret or other law;

(ii) all information concerning product specifications, data, know-how, formulae, compositions, processes, designs, sketches, photographs, graphs, drawings, samples, inventions and ideas, past, current and planned research and development, current and planned manufacturing or distribution methods and processes, customer lists, current and anticipated customer requirements, price lists, market studies, business plans, computer hardware, Software and computer software and database technologies, systems, structures and architectures;

(iii) all information concerning the business and affairs of the Disclosing Party (which includes historical and current financial statements, financial projections and budgets, tax returns and accountants’ materials, historical, current and projected sales, capital spending budgets and plans, business plans, strategic plans, marketing and advertising plans, publications, client and customer lists and files, contracts, the names and backgrounds of key personnel and personnel training techniques and materials, however documented), and all information obtained from review of the Disclosing Party’s documents or property or discussions with the Disclosing Party regardless of the form of the communication; and

(iv) all notes, analyses, compilations, studies, summaries and other material prepared by the Receiving Party to the extent containing or based, in whole or in part, upon any information included in the foregoing.

(b)    Any trade secrets of a Disclosing Party shall also be entitled to all of the protections and benefits under applicable trade secret law and any other applicable law. If any information that a Disclosing Party deems to be a trade secret is found by a court of competent jurisdiction not to be a trade secret for purposes of this Article 15, such information shall still be considered Confidential Information of that Disclosing Party for purposes of this Article 15 to the extent included within the definition. In the case of trade secrets, each of Mitek, Parascript and Members hereby waives any requirement that the other party submit proof of the economic value of any trade secret or post a bond or other security.

15.2    Restricted Use Of Confidential Information.

(a)    Each Receiving Party acknowledges the confidential and proprietary nature of the Confidential Information of the Disclosing Party and agrees that such Confidential Information (i) shall be kept confidential by the Receiving Party; (ii) shall not be used for any reason or purpose other than to evaluate and consummate the Contemplated Transactions; and (iii) without limiting the foregoing, shall not be disclosed by the Receiving Party to any Person, except in each case as otherwise expressly permitted by the terms of this Agreement or with the prior written consent of an authorized representative of Parascript with respect to Confidential Information of Parascript (each, a “Parascript Contact”) or an authorized representative of Mitek with respect to Confidential Information of Mitek (each, a “Mitek Contact”). Each of Mitek and Parascript shall disclose the Confidential Information of the other party only to its Representatives who require such material for the purpose of evaluating the Contemplated Transactions and are informed by Mitek or Parascript, as the case may be, of the obligations of this Article 15 with respect to such information. Each of Mitek and Parascript shall (iv) enforce the terms of this Article 15 as to its respective Representatives; (v) take such action to the extent necessary to cause its Representatives to comply with the terms and conditions of this Article 15; and (vi) be responsible and liable for any Breach of the provisions of this Article 15 by it or its Representatives.

(b)    Unless and until this Agreement is terminated, Parascript shall maintain as confidential any Confidential Information (including for this purpose any information of Parascript of the type referred to in Sections 15.1(a)(i), 15.1(a)(ii) and 15.1(a)(iii)), whether or not disclosed to Mitek, of Parascript relating to any of Parascript’s assets or Parascript’s Liabilities. Notwithstanding the preceding sentence, Parascript may use any Confidential Information of Parascript before the Closing in the Ordinary Course of Business in connection with the transactions permitted by Section 6.2.

(c)    From and after the Closing, the provisions of Section 15.2(a) above shall not apply to or restrict in any manner Mitek’s use of any Confidential Information of Parascript relating to any of Parascript’s assets or Parascript’s Liabilities.

15.3    Exceptions. Sections 15.2(a) and 15.2(b) do not apply to that part of the Confidential Information of a Disclosing Party that a Receiving Party demonstrates (a) was, is or becomes generally available to the public other than as a result of a Breach of this Article 15 or the Confidentiality Agreement by the Receiving Party or its Representatives; (b) was or is developed by the Receiving Party independently of and without reference to any Confidential Information of the Disclosing Party; or (c) was, is or becomes available to the Receiving Party on a nonconfidential basis from a Third Party not bound by a confidentiality agreement or any legal, fiduciary or other obligation restricting disclosure. Parascript shall not disclose any Confidential Information of Parascript relating to any of Parascript’s assets or Parascript’s Liabilities in reliance on the exceptions in clauses (b) or (c) above.

15.4    Legal Proceedings. If a Receiving Party becomes compelled in any Proceeding or is requested by a Governmental Body having regulatory jurisdiction over the Contemplated Transactions to make any disclosure that is prohibited or otherwise constrained by this Article 15, that Receiving Party shall provide the Disclosing Party with prompt notice of such compulsion or request so that it may seek an appropriate protective order or other appropriate remedy or waive compliance with the provisions of this Article 15. In the absence of a protective order or other remedy, the Receiving Party may disclose that portion (and only that portion) of the Confidential Information of the Disclosing Party that, based upon advice of the Receiving Party’s counsel, the Receiving Party is legally compelled to disclose or that has been requested by such Governmental Body, provided, however, that the Receiving Party shall use reasonable efforts to obtain reliable assurance that confidential treatment will be accorded by any Person to whom any Confidential Information is so disclosed. The provisions of this Section 15.4 do not apply to any Proceedings between the parties to this Agreement.

15.5    Return or Destruction of Confidential Information. If this Agreement is terminated, each Receiving Party shall (a) destroy all Confidential Information of the Disclosing Party prepared or generated by the Receiving Party without retaining a copy of any such material; (b) promptly deliver to the Disclosing Party all other Confidential Information of the Disclosing Party, together with all copies thereof, in the possession, custody or control of the Receiving Party or, alternatively, with the written consent of a Parascript Contact or a Mitek Contact (whichever represents the Disclosing Party) destroy all such Confidential Information; and (c) certify all such destruction in writing to the Disclosing Party, provided, however, that the Receiving Party may retain a list that contains general descriptions of the information it has returned or destroyed to facilitate the resolution of any controversies after the Disclosing Party’s Confidential Information is returned.

15.6   Attorney-Client Privilege. The Disclosing Party is not waiving, and will not be deemed to have waived or diminished, any of its attorney work product protections, attorney-client privileges or similar protections and privileges as a result of disclosing its Confidential Information (including Confidential Information related to pending or threatened litigation) to the Receiving Party, regardless of whether the Disclosing Party has asserted, or is or may be entitled to assert, such privileges and protections. The parties (a) share a common legal and commercial interest in all of the Disclosing Party’s Confidential Information that is subject to such privileges and protections; (b) are or may become joint defendants in Proceedings to which the Disclosing Party’s Confidential Information covered by such protections and privileges relates; (c) intend that such privileges and protections remain intact should either party become subject to any actual or threatened Proceeding to which the Disclosing Party’s Confidential Information covered by such protections and privileges relates; and (d) intend that after the Closing the Receiving Party shall have the right to assert such protections and privileges. No Receiving Party shall admit, claim or contend, in Proceedings involving either party or otherwise, that any Disclosing Party waived any of its attorney work-product protections, attorney-client privileges or similar protections and privileges with respect to any information, documents or other material not disclosed to a Receiving Party due to the Disclosing Party disclosing its Confidential Information (including Confidential Information related to pending or threatened litigation) to the Receiving Party.

16.    GENERAL PROVISIONS.

16.1    Expenses. Each of Mitek and Parascript shall bear and be responsible for its fees and Expenses in connection with the preparation and negotiation of this Agreement and the Contemplated Transactions, provided, however, in the event of the Closing, Mitek will bear its fees and Expenses and will pay Parascript’s fees and Expenses, each incurred in connection with the preparation, negotiation, execution and performance of this Agreement and the Contemplated Transactions, including all fees and Expense of its or their Representatives, and the fees and Expenses of the escrow agent under the Escrow Agreement.

16.2    Public Announcements. Any public announcement, press release or similar publicity with respect to this Agreement or the Contemplated Transactions will be issued, if at all, at such time and in such manner as Mitek and Parascript agree; provided, however, that if the parties have not or cannot agree to the content of an announcement by the date Mitek is obligated by Legal Requirements to disclose the substance of the disputed announcement, then Mitek shall be free to make such disclosure in such filing(s) as may be required of Mitek under such Legal Requirements. Except with the prior consent of Mitek or Parascript, as applicable, or as otherwise required by law, neither Parascript, Mitek nor any of their Representatives shall disclose to any Person (a) the fact that any Confidential Information of Parascript or Members has been disclosed to Mitek or its Representatives, that Mitek or its Representatives have inspected any portion of the Confidential Information of Parascript or Members, that any Confidential Information of Mitek has been disclosed to Parascript, Members or their Representatives or that Parascript, Members or their Representatives have inspected any portion of the Confidential Information of Mitek or (b) any information about the Contemplated Transactions, including the status of such discussions or negotiations, the execution of any documents (including this Agreement) or any of the terms of the Contemplated Transactions or the related documents (including this Agreement). Parascript and Mitek will consult with each other concerning the means by which Parascript’s and Mitek’s employees, customers, suppliers and others having dealings with Parascript or Mitek will be informed of the Contemplated Transactions, and each of Parascript and Mitek will have the right to be present for any such communication.

16.3    Notices. All notices, Consents, waivers and other communications required or permitted by this Agreement shall be in writing and shall be deemed given to a party when (a) delivered to the appropriate address by hand or by nationally recognized overnight courier service (costs prepaid); (b) sent by facsimile or e-mail with confirmation of transmission by the transmitting equipment; or (c) received or rejected by the addressee, if sent by certified mail, return receipt requested, in each case to the following addresses, facsimile numbers or e-mail addresses and marked to the attention of the Person (by name or title) designated below (or to such other address, facsimile number, e-mail address or Person as a party may designate by notice to the other parties):

Parascript (before the Closing): Parascript, LLC
Attention: Jeffrey Gilb
Fax no.: (303) 381-3101
E-mail address: jeff.gilb@parascript.com

with a mandatory copy to: Davis Graham & Stubbs LLP
Attention: Jeffrey R. Brandel, Esq.
Fax no.: (303) 892-7400
E-mail address: jeff.brandel@dgslaw.com

Member Representative: Parascript Management, Inc.
Fax no.: (303) 381-3101
E-mail address: jeff.gilb@parascript.com

with a mandatory copy to: Davis Graham & Stubbs LLP
Attention: Jeffrey R. Brandel, Esq.
Fax no.: (303) 892-7400
E-mail address: jeff.brandel@dgslaw.com

Mitek: Mitek Systems, Inc.
Attention: James B. DeBello
Fax no.: (858) 503-7816
E-mail address: jdebello@miteksystems.com

with a mandatory copy to: Duane Morris LLP
Attention: Robert G. Copeland, Esq.
Fax no.: (619) 744-2201
E-mail address: rcopeland@duanemorris.com

16.4   Arbitration. Any controversy or claim arising out of or relating to this Agreement or any related agreement shall be settled solely by arbitration in accordance with the following provisions:

(a)    The agreement of the parties to arbitrate covers all disputes of every kind relating to or arising out of this Agreement, any related agreement or any of the Contemplated Transactions. Disputes include actions for breach of contract with respect to this Agreement or any related agreement, as well as any claim based upon tort or any other causes of action relating to the Contemplated Transactions, such as claims based upon an allegation of fraud or misrepresentation and claims based upon a federal or state statute. In addition, the arbitrators selected according to the procedures set forth below shall determine the arbitrability of any matter brought to them, and their decision shall be final and binding on the parties.

(b)    The forum for the arbitration shall be Denver, Colorado.

(c)   The governing law for the arbitration shall be the law of the State of Delaware, without reference to its conflicts of laws provisions.

(d)   There shall be three arbitrators, unless the parties are able to agree on a single arbitrator. In the absence of such agreement within ten (10) days after the initiation of an arbitration proceeding, Parascript shall select one arbitrator and Mitek shall select one arbitrator and those two arbitrators shall then select, within ten (10) days, a third arbitrator. If those two arbitrators are unable to select a third arbitrator within such ten (10) day period, a third arbitrator shall be appointed by the commercial panel of JAMS. The decision in writing of at least two of the three parties shall be final and binding on the parties.

(e)    The arbitration shall be administered by JAMS.

(f)    The rules of the arbitration shall be the Comprehensive Arbitration Rules of JAMS, as modified by any other instructions that the parties may agree upon at the time, except that each party shall have the right to conduct discovery in any manner and to the extent authorized by the Federal Rules of Civil Procedure as interpreted by the federal courts. If there is any conflict between those Rules and the provisions of this Section, the provisions of this Section shall prevail.

(g)    The arbitrators shall be bound by and shall strictly enforce the terms of this Agreement and may not limit, expand or otherwise modify its terms. The arbitrators shall make a good faith effort to apply substantive applicable law, but an arbitration decision shall not be subject to review because of errors of law. The arbitrators shall be bound to honor claims of privilege or work-product doctrine recognized at law, but the arbitrators shall have the discretion to determine whether any such claim of privilege or work-product doctrine applies.

(h)    The arbitrators’ decision shall provide a reasoned basis for the resolution of any dispute and any award. The arbitrators shall not have the power to award damages in connection with any dispute in excess of actual compensatory damages and shall not multiply actual damages or award consequential or punitive damages.

(i)     Each party shall bear its own fees and expenses with respect to the arbitration and any proceeding related thereto and the parties shall share equally the fees of JAMS and the arbitrators.

(j)     The arbitrators shall have power and authority to award any remedy or judgment that could be awarded by a court of law in the state of Colorado. The award rendered by arbitration shall be final and binding upon the parties, and judgment upon the award may be entered in any court of competent jurisdiction in the United States.

16.5    Enforcement of Agreement. The parties hereto acknowledge and agree that the other party or parties would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any Breach of this Agreement by the other party or parties could not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which the other party or parties may be entitled, at law or in equity, it shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent Breaches or threatened Breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.

16.6    Waiver; Remedies Cumulative. Except as otherwise provided for herein, the rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither any failure nor any delay by any party in exercising any right, power or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement or any of the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of that party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

16.7    Entire Agreement and Modification. This Agreement amends, restates and replaces in its entirety the Original Agreement, and supersedes all prior agreements, whether written or oral, between the parties with respect to its subject matter (including any letter of intent, any confidentiality agreement between Mitek and Parascript) and constitutes (along with the Disclosure Letter, Exhibits and other documents delivered pursuant to this Agreement) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter. This Agreement may not be amended, supplemented, or otherwise modified except by a written agreement executed by the party to be charged with the amendment.

16.8    Assignments, Successors and No Third-Party Rights. No party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other parties, except that Mitek may assign any of its rights and delegate any of its obligations under this Agreement to any Subsidiary of Mitek and may collaterally assign its rights hereunder to any financial institution providing financing in connection with the Contemplated Transactions. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon and inure to the benefit of the successors and permitted assigns of the parties. Nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement, except such rights as shall inure to a successor or permitted assignee pursuant to this Section 16.8.

16.9    Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

16.10   Construction. The headings of Articles and Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to “Articles,” “Sections” and “Parts” refer to the corresponding Articles, Sections and Parts of this Agreement and the Disclosure Letter.

16.11   Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

16.12   Governing Law. The WLLCA shall govern all issues concerning the effectiveness of the Merger. All other questions concerning the construction, validity and interpretation of this Agreement and the exhibits and schedules hereto shall be governed by and construed in accordance with the laws of the state of Delaware, without regard to conflicts-of-laws principles that would require the application of any other law.

16.13   Execution of Agreement. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile shall be deemed to be their original signatures for all purposes.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

MITEK:

MITEK SYSTEMS, INC., a Delaware corporation

By:	/s/ James B. DeBello
James B. DeBello,
President and Chief Executive Officer

MERGER SUBSIDIARY:

MITEK ACQUISITION SUB, LLC, a Wyoming limited liability company

By:	/s/ James B. DeBello
James B. DeBello,
President and Chief Executive Officer

PARASCRIPT:

PARASCRIPT, LLC, a Wyoming limited liability company

By:	/s/ Jeffrey Gilb
Jeffrey Gilb,
President and Chief Executive Officer

MEMBER REPRESENTATIVE:

PARASCRIPT MANAGEMENT, INC., a Wyoming corporation

By:	/s/ Jeffrey Gilb
Name: Jeffrey Gilb, Title: Director